



ACTIVE POWER

2012 | ANNUAL REPORT

To our Shareholders

As a result of our accomplishments in 2012, I believe we are truly at a turning point for Active Power and could not be more excited about the opportunity ahead for this business.

Each year, we add to our growing list of customers which include some of the industry leading innovators in data center design. These award winning clients choose to partner with Active Power based upon our unmatched value proposition that brings financial and operating benefits to their business. Couple this differentiation with a rapidly expanding data center market opportunity and we are better positioned now than ever before for future growth.



2012 in Review

2012 was about strengthening our operating platform and restoring growth to the core of our business. Throughout the year, we focused on a set of key strategies for the business that would build momentum, productivity, and enable sustainable and profitable growth in 2013 and beyond.

In support of a renewed focus on growing our core UPS business, we introduced our next generation CleanSource® High Density UPS product platform to the global market. In our modular infrastructure solutions business, our focus was on diversification and profitability to bring health and growth to this segment. We also expanded our base of strategic partners including IO Data Centers, as these partners provide new avenues to the market and expand our technical and product capabilities.

We instituted Lean and Continuous Improvement programs to help us identify and eliminate waste in all we do and create more value for our customers. We worked to reduce our fixed costs and refocused operating expenses on more value added activities.

We made steady progress in 2012 as we focused on basic fundamentals and the core of our business. This was evidenced by the 34 percent growth in UPS segment sales, record annual gross margin, and a 73 percent narrowing of our net loss with the first positive adjusted EBITDA result in company history.



2013 Outlook

2013 will be a pivotal year for Active Power. We believe we are better prepared now than ever before to fully capitalize on a growing data center market. In fact, the global construction market for data centers is anticipated to grow at a compound annual growth rate of nearly 16 percent from 2012 to 2016[1]. The company's operations, competitive position, and foundation to achieve profitable growth are stronger today than a year ago.

To continue this positive trend, we will increase our investment in product engineering efforts to expand our new product development initiatives. This will mean reallocation of our operating expenses and plans to increase research and development investment by 20 percent compared to 2012. We will also look to make services revenue at least 25 percent of total sales by 2015 through investments in our global services organization.

We will target and invest in geographies where a growing demand exists for our products and in particular China where analysts have forecasted a 20 percent compound annual growth rate for the region's data center market over the next five years[2]. We will also continue to drive efficiency and productivity through our Lean and Continuous Improvement initiatives to remove waste and non-value added work from the business.

I want to thank you, our shareholders, for your support. I also want to recognize our employees as I am proud of their hard work and dedication in helping build Active Power into a leading provider of UPS and modular infrastructure solutions.

J. Douglas Milner
President and CEO



[1]TechNavio, 'Global Data Center Construction Market 2012-2016,' February 2013
[2]Datacenter Dynamics Intelligence, 'China Data Center Market Trends 2012-2013,' December 2012

2012 HIGHLIGHTS

OPERATING IMPROVEMENT

32.4%
GROSS MARGIN
IMPROVED FROM 23.7% IN 2011



34% UPS SALES



19% 2012
17% 2011
14% 2010
AS A PERCENTAGE OF TOTAL REVENUE

$14.3M
SERVICE REVENUE



LIQUIDITY IMPROVEMENT



$9.7M
RAISED IN COMMON STOCK OFFERING



2 YEAR
REVOLVING CREDIT FACILITY EXTENSION

$1.3M
Adjusted EBITDA
VERSUS LOSS OF $3.8M IN 2011

BUILDING FOR FUTURE SUCCESS

INTRODUCTION
OF CSHD UPS



REVERSE STOCK SPLIT
SUCCESSFULLY EXECUTED





NEW MARQUEE CUSTOMERS

STANFORD UNIVERSITY
PARKLAND HEALTH AND HOSPITAL SYSTEM
GDS SERVICES CHINA

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to



Commission file number: 000-30939

ACTIVE POWER, INC.
(Exact name of registrant as specified in its charter)

Delaware	**74-2961657**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
2128 W. Braker Lane, BK 12, Austin, Texas	**78758**
(Address of principal executive offices)	**(Zip Code)**

(512) 836-6464
(Registrant's telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Name of Exchange on Which Registered
Common Stock, $0.001 per share	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, based upon the closing sale price of its common stock on the last day of registrant's most recently completed second fiscal quarter, June 30, 2012, as reported on The Nasdaq Stock Market, was approximately $59.9 million (affiliates being, for these purposes only, directors and executive officers).

As of February 28, 2013, the registrant had 19,233,281 shares of common stock outstanding.

Documents Incorporated by Reference

Certain information required by Part III of Form 10-K is incorporated by reference to the registrant's proxy statement for its 2013 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission within 120 days after the close of the registrant's fiscal year ended December 31, 2012.

Active Power, Inc.

Unless otherwise indicated, "we," "us," "our," and "Active Power" mean Active Power, Inc., including our predecessor Texas corporation and our subsidiary companies. References in this report to "$" or "dollars" are to United States of America currency.

Table of Contents

PART I

ITEM 1. Business 4

ITEM 1A Risk Factors 17

ITEM 1B. Unresolved Staff Comments 26

ITEM 2. Properties 26

ITEM 3. Legal Proceedings 26

ITEM 4. Mine Safety Disclosures 26

PART II

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 27

ITEM 6. Selected Financial Data 29

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations 30

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk 48

ITEM 8. Financial Statements and Selected Quarterly Financial Data 48

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure 48

ITEM 9A. Controls and Procedures 48

ITEM 9B. Other Information 49

PART III

ITEM 10. Directors and Executive Officers of the Registrant 50

ITEM 11. Executive Compensation 51

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 51

ITEM 13. Certain Relationships and Related Transactions 52

ITEM 14. Principal Accountant Fees and Services 52

PART IV

ITEM 15. Exhibits and Financial Statement Schedules 53

Special Note Regarding Forward-Looking Statements

This report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements about historical or current facts, including, without limitation, statements about our business strategy, plans and objectives of management and our future prospects, are forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from these expectations. See Item 1A. Risk Factors in this Form 10-K for further information on some of the specific risks which could impact such forward looking statements.

You can identify forward-looking statements by words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "continue" and other similar words. You should read statements that contain these words carefully because they discuss our future expectations, make projections of our future results of operations or financial condition, or state other "forward-looking" information. We believe it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed in the section captioned "Risk Factors" in Item 1A of this report, as well as any cautionary language in this report, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we described in our forward-looking statements.

PART I.

ITEM 1. Business.

Overview and Strategy

Active Power designs, manufactures and services uninterruptible power supply ("UPS") products and modular infrastructure solution ("MIS") products that provide electrical power continuity and integrated infrastructure platforms for data centers and other mission critical applications.

Our products and solutions are designed to deliver continuous conditioned power during power disturbances and outages, voltage sags and surges, and provide ride-through power in the event of utility failure, supporting operations until utility power is restored or a longer term alternative power source, such as a diesel generator, is engaged. We believe our products offer an advantage over those of our competitors in the areas of power density (less space) and energy efficiency, total cost of ownership, system reliability, modular design, and the economically green benefits of our solutions.

We have sold our patented flywheel-based UPS products since 1999. As of December 31, 2012, we have shipped more than 3,500 flywheels in UPS system installations, delivering more than 900 megawatts of power to customers in 57 countries around the world, providing nearly 150 million runtime hours of operation.

On December 21, 2012 we effected a reverse stock split of our outstanding Common Stock at a reverse split ratio of five-for-one (the "Reverse Stock Split"), reduce the total number of shares of Common Stock that we are authorized to issue to 30,000,000, and reduced the total number of shares of Preferred Stock that we are authorized to issue to 2,000,000. The par value per share of the common stock before and after the split is $0.001. Any and all references to shares or share price information throughout this Form 10-K have been adjusted to reflect the impact of the reverse stock split.

In addition to selling stand-alone UPS products, we also manufacture and sell modular infrastructure solutions that provide critical power and infrastructure in a pre-packaged format and offer the same customer benefits with regard to operating efficiency, reliability and cost as our UPS products. These MIS products may include our UPS products as a component. For example, we design, manufacture and sell modular power infrastructure products that integrate our UPS products with other related equipment such as switchboards and backup diesel generators and is sold as a complete power solution for customers. We also integrate and build modular power and IT infrastructure solutions to specification, based on customer and other third party designs. These solutions are typically enclosures that have a fully built out interior – including electrical, cooling, monitoring and other elements – ready for the customer to add its IT racks and servers. They serve as the infrastructure for modular data center products which are self-contained fully functioning data centers once the customer adds its IT equipment. These industry emerging products can be deployed rapidly and at a lower cost than traditional brick-and-mortar solutions and are optimally suited for hyper-scale IT and cloud applications.

In 2012, 57% of our product revenue came from the sale of UPS products, and 43% from the sale of modular infrastructure solutions.

We are headquartered in Austin, Texas, with international offices in the United Kingdom, Germany, and China.

We believe a number of underlying macroeconomic trends place Active Power in a strong position to be one of the leading providers of critical power protection. These trends include:

- increasing business costs of downtime;
- a rapidly expanding need for data center infrastructure;

- ever-increasing demands placed on the public utility infrastructure;
- an inadequate investment in global utility infrastructure;
- rising costs of energy worldwide driven by volume of energy used; and
- an increasing demand for economically green solutions.

We have evolved significantly since the company was founded in 1992. Our early focus was on research and development of the core products that continue to enable our business today. Over the past several years, we have focused our efforts on brand, markets, and channels of distribution. The technological foundation of Active Power has yielded more than 100 worldwide patents and a highly differentiated, cost-efficient product platform that we have evolved into an expanding suite of infrastructure solutions. As we go forward, it is critical for us to focus on both developing technology to maintain and grow our leadership position and expand our addressable markets and on building channels of distribution to have more avenues into the market.

Active Power has developed and implemented a go-to-market strategy to set the direction for our sales and marketing initiatives and plans around the following components:

- Customer: Data Center Applications Across Vertical Markets
- Distribution: Partner Enabled Distribution Strategy Transacted Locally
- Geography: Global Markets served from four Centers of Operation
- Products: Continuous Power and Infrastructure Solutions
- Value: Efficient, Reliable, Green Solutions
- Service: Installation, Maintenance, Project Management and Other Professional Services

As a result of this strategy, we have been successful in improving our operating performance, broadening our global footprint, diversifying our customer base, broadening our sales channels and partners, and moving higher up the customer value chain with innovative developments of our core underlying product technology.

In line with our ongoing efforts to improve margins and operational efficiency and to achieve consistent and growing levels of profitability, we have been evaluating our level of fixed costs. During the third quarter of 2012, we executed cost savings measures that we expect to yield annualized savings of about $1.6 million, and recorded a one-time restructuring charge of approximately $0.2 million. We believe these measures will help ensure we are making appropriate investments for the future while also aligning our overhead to support consistent and profitable growth.

Customer & Target Markets

According to a 2012 report on the world UPS market by IMS Research, the global UPS market was estimated to be approximately $8.3 billion in 2012. IMS Research projects the market will increase to approximately $8.7 billion in 2013 and will grow to approximately $10.7 billion by 2016 with a compound annual growth rate of nearly 6% (2011-2016).

UPS products can be classified into single phase and three phase systems. We are engaged in the higher power, three phase market and do not offer any systems in the lower power, single phase range. The market for three phase systems is typically stratified by kVA (kilo-Volt-Amps or power level) and by

geography. We have refined our focus on customers in the 100 kVA and higher category. In 2012, this category of the UPS market was estimated to be $2.2 billion of the global market and is forecasted to be nearly $3.0 billion of the total market opportunity in 2016 according to the 2012 IMS Research report. The 100 kVA and higher category is the fastest growing section of the UPS market according to IMS Research with a compound annual growth rate of nearly 7% (2011-2016).

Beyond the UPS market, the modular data center market significantly expands our addressable market. In fact, this market is estimated at nearly $700 million and anticipated to grow to approximately $2.5 billion by 2015 with a compound annual growth rate of 52% (2011-2015), according to a 2012 report published by 451 Research.

In terms of our business, we participate in this section of the market with two types of modular infrastructure solutions. The first is a factory built complete modular power solution that typically contains all the components of a critical power system integrated into a single package and deployed in a purpose built enclosure. The components can include UPS; generator; switchgear and automatic transfer switch; monitoring and control systems; and analytics software. The second is a customized modular infrastructure solution built to customer specification and may contain a combination of power, cooling and/or IT infrastructure. We provide design, customization, construction, project management, installation, and service on these solutions.

We believe it is necessary for a company the size of Active Power that competes in a growing and highly competitive data center and power infrastructure market to maintain a level of focus that maximizes return on sale and ultimately shareholder value. Therefore, our market strategy is directed at two customer types of data center applications to help target our investment, focus, and efforts:

1. Extreme / Hyperscale Group

   Extreme scale customers typically are companies with a vast global presence directly in the heart of or the basis for the IT industry itself. They operate and manage large operations of more than 25,000 nodes in single locations across the world. Deployments are typically in the thousands of server nodes, representing several megawatts of UPS power and corresponding power and cooling infrastructure.

2. Enterprise Group

   Enterprise is one of the largest customer groups within the UPS industry at approximately $1 billion. We further break this down into Regional Colocation Providers and Corporate Data Centers as the customer engagement is noticeably different between the two.

   a. Enterprise: Regional Colocation Providers

      Regional colocation providers have a core business range from hosting to more complex managed services for third party clients. The data center is their core business and key purchasing decisions revolve around speed, efficiency, and reliability. The more IT space available to rent out, the more potential revenue dollars that ultimately drives a better return on investment. They are therefore extremely focused on footprint, energy efficiency, and modularity.

   b. Enterprise: Corporate Data Centers

      Corporate data center customers represent any and all medium to large enterprises operating a data center that services the business needs of the organization, but is not their core business. The data center is there to support the core business and provides business services such as e-mail, storage, web traffic, MRP, CRM, etc.

The following list provides a representative sample of end user customers that utilize our products and solutions to support and enable their operations. The list includes customers to whom such products and solutions have been sold directly by us or via our OEM partners, manufacturing representatives, distributors or strategic IT partners:

Representative Customers	**Industry**
21vianet (China)	Service Provider / Colocation
ABC Broadcasting Local Affiliates	Broadcast
ARM (UK)	Technology
Banner Healthcare	Healthcare
Bristol Meyers Squibb	Healthcare
Capgemini	Service Provider / Colocation
CBS Broadcasting Local Affiliates	Broadcast
Dell	Technology
Eurocopter (France)	Aerospace
FOX News Affiliates	Broadcast
GDS Services (China)	Service Provider / Colocation
Hewlett-Packard	Technology
Hexal	Healthcare
MAN Diesel (Germany)	Manufacturing
National Oceanic and Atmospheric Association	Government / Military
National Oilwell Varco	Industrial
Nestle (Algeria)	Manufacturing
Nintendo (USA)	Gaming
Novartis (Switzerland)	Pharmaceutical
Oracle	Technology
Orange Telecom	Telecommunications
Royal Bank of Scotland	Financial
Southern California Edison	Utility
Stanford University (US)	Education
State Grid Corporation of China	Utility
Tesco (UK)	Consumer Goods
T-Systems (Czech Rep)	Telecommunications
U.S. Navy	Government / Military
Verizon Business (Terremark Worldwide) (US)	Service Provider / Colocation
Yahoo! (USA)	Internet

Distribution: Partner Enabled Distribution Strategy Transacted Locally

We continue to develop client relationships by selling directly and through our network partners. Specifically, we bring products to market through the following distribution methods:

- sales made directly by us;
- manufacturer's representatives;
- distributors;
- OEM partners; and
- strategic IT partners

Sales made directly by us. Our direct sales teams are located in North America, Europe and Asia and are supported by four regional offices in the U.S., United Kingdom, Germany, and China. Our direct sales teams are securing and establishing local presence and brand awareness, winning large customer orders, and developing the foundation for the long-term client relationships in their local markets.

Manufacturer's Representatives. We have relationships with a group of manufacturer's representatives primarily in North America. A representative has been granted rights to sell Active Power products in a specific geographic territory. In exchange, the representative has agreed to sell a specific volume of our products and not sell any competitive products, all in exchange for compensation at a specified rate that is tied to the profitability of the underlying sales. We also maintain a group of non-exclusive representatives who have each been designated a territory in which to sell our products on a non-exclusive basis for a lower specified commission rate. This channel remains integral to the distribution of our products in North America and increases our geographic sales coverage without the necessity of adding direct sales personnel. Products are marketed and sold under the Active Power brand through this channel.

Distributors. In certain markets, primarily overseas, we have elected to recruit and retain specific distributors to market our products and services into a designated geographic market. The distributor buys products from us and resells them to the end user, often with other products or services. Distributors may also perform service and warranty work for us under contract. This strategy has been successful for us in markets where we choose not to deploy direct sales resources.

OEM Partners. OEM partners are our longest standing method of distribution and remain key to our overall business strategy. Our primary OEM partner and one of our largest customers is Caterpillar, Inc. ("Caterpillar"). Caterpillar markets Active Power's UPS products under the Caterpillar brand name "CAT UPS" and as a complement to its electric power product lines of diesel engines and switchgear. Caterpillar is a global market leader in new generator sales and has the largest installed base of existing standby generators in the world. By offering the CAT UPS with a standby generator and switchgear, Caterpillar can transform a standby power system into a CPS. We believe this total solution gives both Caterpillar and us significant competitive advantages in the power quality market. In 2011, we signed a five-year distribution agreement with Caterpillar to continue this important relationship that dates back to 1999. Our sales to Caterpillar represented 19%, 16%, and 13% of our total revenue for the years ended December 31, 2010, 2011 and 2012, respectively.

Strategic IT Partners. We have entered into a number of agreements since 2007 with leading global organizations in the data center market who have the ability to collaborate with us on new sales opportunities. These relationships help us expand potential opportunities to market our products and services through all of our distribution channels. Our primary IT partner is Hewlett Packard Corporation (HP). HP accounted for 25%, 36% and 35% of our revenue during 2010, 2011 and 2012, respectively.

We have agreements with other global IT partners, such as a European based IT partner who generated 12% of our 2012 revenues; however, most are predominantly in the U.S. and we do not generate significant revenue from these other arrangements. We continue to negotiate additional agreements globally with other IT, telecom, and system integrators to increase opportunities for our business.

Additional Channels. In 2013, we will seek to add several other channels in an effort to grow our presence within the enterprise data center market. These channels may include systems integrators, general contractors, and data center property management firms, all of whom have interaction with enterprise clients at various critical stages of the customer buying process.

Geography: Global Markets supported by Four Centers of Operation

We are focusing our marketing and customer identification efforts in our global market supported by four regional offices or operations centers. Our operations centers are located in Austin, Texas; Osterode, Germany; Evesham, United Kingdom; and Beijing, China. Our global operations centers provide local sales and service, applications engineering, containerization, integration, and product testing for UPS and MIS products.

Sales outside of North America accounted for approximately 29%, 38% and 40% of our revenues in 2010, 2011 and 2012, respectively. We expect that a significant portion of our total revenue will continue to be derived from international sales.

Products: UPS and MIS

CleanSource® UPS

UPS products serve two primary functions. First, during normal operations they are continuously conditioning ("cleaning") the incoming power from the utility and delivering "conditioned" power to the client's mission critical load (e.g., IT equipment). In this mode, the UPS specifically regulates incoming utility power fluctuations in voltage and frequency. Second, if there is any interruption in the utility source, the UPS will provide temporary, or bridging, power until either the utility power is restored, or an alternative generating source, such as a diesel generator, begins to provide power. This role of the UPS in the context of a continuous power application is illustrated below:



Active Power introduced the world's first integrated flywheel UPS product, which integrates UPS power electronics with flywheel energy storage technology. The flywheel stores kinetic energy – energy produced by motion – by constantly spinning a compact rotor in a low friction environment. When short-term backup power is required due to utility power fluctuations or losses, the rotor's inertia allows it to continue spinning and the resulting kinetic energy is converted to electricity. The UPS draws upon the stored kinetic energy of the spinning flywheel to generate electricity to the load until the utility power returns, or in the event of a longer interruption, the generator comes online as a power source. The flywheel immediately supports the critical load upon loss of utility power. Within seconds of an extended outage occurring, the UPS signals the generator to start via the automatic transfer switch. The generator then carries the load until utility is restored. The following is an illustration of our typical Flywheel and UPS:



We market our flywheel-based UPS systems under the brand name CleanSource UPS. CleanSource UPS is a battery-free UPS system that integrates proprietary UPS electronics and our flywheel energy storage system into one compact cabinet lineup. We currently offer CleanSource UPS products in power configurations ranging up to 1.5 MVA, with the ability to parallel these products to provide more than eight megawatts of load protection. Combining CleanSource UPS with a generator provides customers with complete short- and long-term protection in the event of a power disturbance. UPS products including ancillary components provided as part of the complete UPS solution, branded by Active Power or our original equipment manufacturer ("OEM") partners represented 48%, 32% and 59% of our total revenue for the years ended December 31, 2010, 2011 and 2012, respectively.



In November 2012, we introduced our CSHD (CleanSource High Density) next generation platform (see illustration above) available in standalone modules rated at 750kVA and 625kVA for 60 and 50 Hertz applications, respectively. This new system is scalable and can be paralleled together to provide more than 5MVA (million volt amps) of protected power. In addition to incorporating Active Power's newest generation of flywheel technology, the CSHD platform design allows for the use of auxiliary batteries in the event the customer requires extended, autonomous run time for certain applications. We believe the new CSHD platform provides the flexibility, reliability, power density and total cost of ownership benefits that will make it a favorable complement to our existing products for large mission critical data center deployments. UPS products represented 51%, 35%, and 46% of total revenue in 2010, 2011 and 2012, respectively.

Modular Infrastructure Solutions

For customers looking for a complete, integrated continuous power system, we package our CleanSource UPS along with a generator, switch gear, monitoring and controls software, our generator starting module (known as "GenSTART"), an optional cooling system, and a comprehensive maintenance package into a fully integrated system. Due to the space efficiencies of our CleanSource UPS, we are able to offer all of these components in a pre-packaged containerized solution offering we market under the brand name PowerHouseTM (see illustration below).



PowerHouse is packaged in a purpose-built enclosure with size and features depending upon the customer's power load requirements and local and national regulatory requirements. These systems are specifically designed to handle the demands of data center facilities requiring the highest power integrity available while maximizing up time, useable floor space, and operational efficiency. Designed to offer a highly flexible architecture to a customer's constantly changing environment, our systems are offered in eight standard modular power configurations, enabling sizing for power (and cooling) infrastructure on demand. These systems are highly differentiated as they offer flexibility in placement, space savings, fast deployment time after receipt of order, high energy efficiency, and prompt capital deployment to meet current demands. PowerHouse also delivers significant value to customers as the entire system is integrated and tested prior to delivery for a repeatable and simple solution.

To better serve our customers and leverage our expertise in integration, containerization and power distribution, we manufacture containerized infrastructure solutions designed to specification for select business partners. These solutions serve as the infrastructure for containerized data center products which are self-contained fully-functional data centers. Modular data centers may be rapidly deployed with other modular data centers as a cost-effective alternative to traditional raised-floor data centers.

Active Power designs and delivers the exterior shell and a fully outfitted interior – including electrical, cooling, monitoring, and other elements – ready for the customer to add its IT racks and servers. After the customer adds its IT equipment to our containerized infrastructure solution, the customer has a functional data center.

Modular Infrastructure Solutions represented 35%, 48%, and 35% of total revenue in 2010, 2011 and 2012 respectively.

Our products perform well in harsh environments where power quality or reliability are particularly poor, which makes them a good fit for countries with a poor power infrastructure or in harsh manufacturing or process environments, or situations where reliability is paramount, such as mission-critical business applications, particularly data center applications. Therefore we have traditionally focused our direct sales efforts on these types of customer situations.

The market for our products dictates that many of our products be manufactured and shipped quickly after an order is received. As a result, we are required to maintain significant inventories of components and systems. Therefore, inventory obsolescence is a risk for us due to engineering changes, shifting customer demand and rapid technological advances including the introduction by us or our competitors of products embodying new technology. We strive to mitigate this risk by monitoring inventory levels against product demand and technological changes. Additionally, some of our products have interchangeable parts or have long lives. There can be no assurance that we will be successful in these efforts in the future.

Services

We deliver worldwide customer support that offers clients assessment, implementation and lifecycle support services for all Active Power products. Building a portfolio of services to work with clients through the lifecycle of their power assessment design and implementation process is a key element of our service growth strategy. We offer the following services to our customers:

- *Infrastructure Needs Assessment.* We work locally through our global network of mission critical infrastructure engineers and project managers to assess the power and cooling needs of a client's facility;
- *Vetting and Validation.* Our teams of experienced application engineers use comprehensive assessments to vet and validate the optimal solution that complements a client's business continuity plan;

- *Alignment with Business Objectives*. Through continuous communication, our teams ensure the solution accurately aligns with the original needs assessment and a client's short-term and projected future business objectives;

- *System Design*. We design client solutions to ensure all components are optimized with a particular focus on reliability, efficiency, and cost effectiveness in determining the correct match and interoperability between components;

- *Deployment*. Our experienced group of project managers will work with a client to develop a timely deployment schedule with the least impact on day-to-day business. We ensure expectations are clearly defined through the deployment phase;

- *Start-Up and Commissioning*. Once the system is deployed, our team takes the system through a rigorous commissioning process to ensure the system is working to specification. Our engineers work closely with the client's team to make certain they are educated and trained on the successful operation of the system; and
- *Service, Support and Monitoring*. Clients can choose from a variety of comprehensive service and support offerings, tiered to match an organization's internal capabilities and requirements. We offer four tiers of maintenance programs specifically designed to deliver on both the long-term preventive maintenance requirements for the system and a client's need for support. The level of support is at the client's discretion. Ensuring a reliable and efficient operation requires accurate monitoring, which we offer as a hands-off remote monitoring service in our center, locally at the client's facility, or as a combination of both.

Service revenues represented 14%, 17% and 19% of our total revenue for the years ended December 31, 2010, 2011 and 2012, respectively.

UPS and MIS Market Drivers

We believe there are several market dynamics fueling the growth of the UPS and MIS markets and the need for energy efficient, reliable and green backup power. These include:

Increase in data usage, storage and in data center density:

- Growth of enterprise data, social networking sites, web-based applications, cloud computing and other similar technologies requires data centers to invest in more IT and physical infrastructure equipment to support growth in use and storage requirements;
- Deployment of additional IT and infrastructure requires more floor space; and
- Enterprises need for more power density to accommodate IT equipment more efficiently within a given space.

More awareness of energy efficiency from both a corporate social responsibility and financial perspective:

- More investment in highly efficient, sustainable technologies to keep electricity costs down, but also to stay competitive in the marketplace;
- Government legislation like the United Kingdom Carbon Reduction Commitment Energy Scheme and other cap and trade programs are becoming more prominent to help eliminate carbon emissions; and
- Electricity costs are the highest single operating costs for many organizations due to substantial amount of power needed to support their data center facilities.

Containerized, modular data centers are becoming more commonplace, not solely for specific niche applications like military and high density computing environments:

- Collocation sites that house containerized datacenters are becoming more prevalent due to performance and tangible economic benefits;
- Short lead times and rapid deployment capability due to use of pre-fabricated building blocks will increase demand for containerized, modular datacenter products, particularly for those organizations that do not have capital readily available to commit to building a brick and mortar facility; and
- A modular design-build approach is a more capital efficient model, enabling organizations to deploy IT and infrastructure as business and IT needs evolve, reducing underutilization.

Customers focused on convenience and improving margins:

- More mission critical organizations are moving towards innovatively designed, turnkey data center and infrastructure solutions that involve less risk, cost, and complexity and more automation; and
- Organizations want the ability to rapidly deploy data center and associated power and cooling infrastructure.

Increase in global energy consumption:

- Rapid industrialization of highly populated world regions is increasing global energy demand and placing a premium on reliability of energy supply and sensitivity to loss of power
- There is an increasing cost to produce and consume electricity due to rapid depletion of finite fossil fuel sources, instability in oil-producing regions and a preference for green energy sources.

Increasing economic impact of power interruption to users:

- The financial cost of power interruption through loss of products, manufacturing down time, and computer processing interruptions; and
- Reputational cost of power interruption to businesses.

We compete in two primary industry product areas: UPS products and Modular Infrastructure Solutions.

UPS Products. CleanSource UPS competes primarily against conventional battery-based UPS systems from vendors such as Emerson/Liebert, Eaton/Powerware, and APC/MGE. We also compete against rotary UPS systems from vendors such as Piller, Eurodiesel, and Hitec. For applications requiring less than one megawatt of critical load, we largely compete against battery-based competitors and for applications greater than one megawatt we tend to compete against rotary (battery-free) systems vendors. There is greater market acceptance of battery-free solutions (such as flywheel and rotary) compared to battery-based solutions in the one-megawatt and higher power range, making this a very strong market for our CleanSource UPS products. Several of the leading conventional UPS battery vendors have begun offering flywheel-based energy storage to replace batteries. Vycon is the principal manufacturer of these flywheel systems.

Our primary basis of competition in UPS systems is product differentiation and our advantages in power density (less space), power efficiencies, reliability, and total cost of ownership.

Modular Infrastructure Solutions. We provide competitive offerings in both the modular power infrastructure and modular IT infrastructure markets. Modular power infrastructure is a growing sector of our business that enables us to leverage the strengths and key benefits of our core product, CleanSource UPS. PowerHouseis the brand name for our prepackaged continuous power solution which is delivered in purpose-built enclosures for rapid deployment to support a variety of applications including facility expansion, temporary critical power needs, event support, disaster recovery, or to support a containerized data center product. We also offer complete continuous power solutions designed for use in traditional data center environments.

There are a variety of competitors with similar capabilities including system integrators and value added service providers who may procure required system components and assemble custom solutions. We believe that we are one of only a few UPS manufacturers in the world also offering pre-packaged standard solutions for quick delivery globally. The power density advantages we enjoy with our UPS products allow us to offer higher continuous power levels within the physical constraints of the containerized space compared to our competitors, which we believe is a barrier to entry for them and will lead to higher revenues from turnkey systems for us in the future. Our product's ability to operate in temperatures of up to 40 degrees Centigrade in non-air -conditioned environments (such as a shell building or open-air facility) also acts as a competitive barrier to entry for battery UPS systems which require sufficient air conditioning to operate properly. We believe our ability to jointly market and leverage the activities of our mutual sales channels increases the revenue potential of PowerHouse for Active Power in future periods.

Modular IT infrastructure solutions refers to the components of a containerized data center. In 2010, we began designing and manufacturing containerized IT infrastructure solutions for select business partners on a contract basis. We design to specification and manufacture the modular shell and outfit the interior infrastructure (electrical, cooling, monitoring, etc.). Our clients then add the IT equipment including servers and racks, resulting in a self-contained modular data center that our partners deliver to end users.

As with PowerHouse, there are a variety of competitors around the globe with similar capabilities to manufacture these systems. We believe our experience with the power and cooling requirements of the infrastructure provides us with a competitive advantage in the design and manufacturing of these products. Further, the joint offering of our PowerHouse with our containerized infrastructure solutions provides efficiencies, scale, and advantages in sales, marketing, and engineering we expect customers to find increasingly compelling.

Value Proposition: Energy Efficient, Reliable, Green Solutions

As part of our go-to-market strategy, Active Power strives to build a sustainable competitive advantage, and the delivery of a compelling value proposition to the marketplace. The core differentiators for our solutions are the following:



- Engineered to deliver industry leading energy efficiency performance reducing losses therefore using less energy; and
- Superior power density: power delivered in about half the space of competitive systems.



- Unique patented design delivers predictable consistent and continuous operation; and
- Proven to be less likely to fail versus conventional systems.



- Higher energy efficiency reduces operating expenses, carbon footprint and impact on the environment; and
- Delivers significant total cost of ownership savings to our customers in the near term.

Intellectual Property and Assets

We rely upon a combination of patents, trademarks, confidentiality agreements and other contractual restrictions with employees and third parties to establish and protect our proprietary rights. We have filed dozens of applications before the U.S. Patent and Trademark Office, of which 52 have been issued as patents, of which 41 of those patents are currently active. Additionally, we are attempting to strengthen our patent protection abroad for our technology by continuing to file patent applications and receive patents in Europe and Asia. These efforts have resulted in 55 foreign patents being issued, of which 29 are active. Our patent strategy is critical for preserving our rights in and to the intellectual property embedded in our CleanSource UPS and PowerHouse product lines and in newer technologies. As a manufactured, tangible device that is sold, rather than licensed, our products do not qualify for copyright or trade secret protection. To enforce ownership of our technology, we principally rely on the protection obtained through the patents we own and unfair competition laws. We intend to aggressively protect our patents, which would include bringing legal actions if we deem it advisable.

We own the registered trademarks ACTIVE POWER, CLEANSOURCE and COOLAIR in the United States and abroad. All other trademarks, service marks or trade names referred to in this report are the property of their respective owners.

Research and Development

We believe research and development efforts are essential to our ability to successfully deliver innovative products that address the current and emerging customer, particularly as the power management/infrastructure market evolves. Our research and development team works closely with our marketing and sales teams, IT channel partners, and OEMs to define product requirements that address specific market needs. Our research and development expenses were $3.4 million, $4.7 million and $5.4 million in 2010, 2011 and 2012, respectively. We anticipate our research and development expenditures in 2013 will increase compared to 2012 as we finalize development of our next-generation UPS products and broaden our product portfolio. As of December 31, 2012, our research, development and engineering teams consisted of 30 engineers and technicians.

Manufacturing

We manufacture all of our UPS products at our headquarters in Austin, Texas. We are an ISO 9001:2008 quality certified operation which attests to the quality in products and process used to manufacture and deliver products and services to our clients. We source the majority of our components from contract manufacturers to enhance our ability to scale operations and minimize costs. This approach allows us to respond quickly to customer orders while maintaining high quality standards and optimizing inventory.

Our internal manufacturing process consists of the fabrication of certain critical components within the flywheel energy storage system and the assembly, functional testing, and quality control of our finished products. We also test components, parts and subassemblies obtained from suppliers for quality control purposes.

We have entered into long-term agreements with some of our key suppliers, but we currently purchase most of our components on a purchase order basis. Although we use standard parts and components for our products where possible, we currently purchase the flywheel rotor from a single source. However, we have now successfully qualified an alternate supplier for rotors. Lead times for ordering materials and components vary significantly and depend on factors such as specific supplier requirements, contract terms, production time required, and current market demand for such components or commodities.

The growth in our revenue has enabled a higher level of utilization of our manufacturing facility. In addition, the expansion of our product lines has allowed us to increase production capabilities and gain more extended use of our existing factory. We believe our current workforce, facilities, and inventory levels will be sufficient to handle our near-term projected sales demand. However, over time, we will need to hire additional manufacturing personnel to address sales volume increases.

Local Assembly

A key component of our strategy is to maintain a flexible operating model that allows us to perform local integration, assembly and testing of certain of our MIS products. We perform this work either at company managed facilities or with local integration partners that have assembly, integration and test resources. We also provide the full complement of integration, assembly and test capabilities at our Austin, Texas facility.

Environmental Regulation

We must comply with many different federal, state, local and foreign governmental regulations related to the use, storage, discharge and disposal of certain chemicals and gases used in our manufacturing processes. Our facilities have been designed to comply with these regulations and we believe that our activities are conducted in material compliance with such regulations. Any changes in such regulations or in their enforcement could require us to acquire costly equipment or to incur other significant expenses to comply with environmental regulations. Any failure by us to adequately control the storage, use, discharge and disposal of regulated substances could result in significant future liabilities. Increasing public attention has been focused on the environmental impact of manufacturing operations. While we have not experienced any materially adverse effects on our operations from recently adopted environmental regulations, our business and results of operations could suffer if for any reason we fail to control the storage or use of, or to adequately restrict the discharge or disposal of, hazardous substances under present or future environmental regulations.

Backlog

We generally operate our business without sufficient backlog of orders from our customers. Normally our products are shipped and revenue is recognized shortly after the order is received, usually within two quarters of the date of the order. Because historically our backlog has not always been sufficient to provide all of the next quarter's revenue, revenue in any quarter is often dependent on orders booked and shipped throughout that quarter. We are attempting to increase the size of our backlog to allow greater efficiency in production and to facilitate business planning and to improve revenue visibility. During periods of economic uncertainty, the rate of customer orders can quickly decrease, limiting our ability to build a substantial backlog. Therefore, there can be no guarantee that we can successfully build and maintain a meaningful level of backlog.

Employees

As of December 31, 2012, we had 216 total employees in the following areas:

- 30 in research and development;
- 107 in manufacturing, sourcing and service;
- 59 in sales and marketing; and
- 20 in administration, information technology, human resources and finance.

None of our employees are represented by a labor union. We have not experienced any work stoppages and consider our relations with our employees to be good.

Seasonality

Our business has experienced seasonal customer buying patterns for a number of years. In recent years, both the UPS and MIS markets have experienced relatively weaker demand in the first calendar quarter of the year and a sequential decrease in revenue from the fourth quarter. We believe this pattern, which we attribute to annual capital budgeting procedures, will continue. We also anticipate demand for our products in Europe and Africa may decline in the summer months compared to other regions because of reduced corporate buying patterns during the vacation season.

Where You Can Find Other Information

Active Power is a Delaware corporation originally founded in 1992 as a Texas corporation. We file annual, quarterly, current and other reports, proxy statements and other information with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended, (the "Exchange Act"). You may read and copy any materials the company files with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and other information statements, and other information regarding issuers, including Active Power, that file electronically with the SEC. The address of that site is www.sec.gov.

We maintain a website at www.activepower.com. We make available free of charge through this site our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. This information can be found in the Investor Relations section of our website. The website and the information contained therein or connected thereto are not intended to be incorporated in this Annual Report on Form 10-K.

ITEM 1A. Risk Factors

You should carefully consider the risks described below before making a decision to invest in our common stock or in evaluating Active Power and our business. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not currently known to us, or that we currently view as immaterial, may also impair our business or operations. The actual occurrence of any of the following risks could materially harm our business, financial condition and results of operations. In that case, the trading price of our common stock could decline. This report is qualified in its entirety by these risk factors.

This Form 10-K also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated these forward-looking statements as a result of certain factors, including the risks described below and elsewhere. See "Special Note Regarding Forward-Looking Statements."

We have a history of significant operating losses.

We have incurred annual operating losses since our inception in 1992. Although we achieved operating profitability on a quarterly basis (in the second quarter of 2012), we have not been able to sustain this and achieve annual operating profitability. As of December 31, 2012, we had an accumulated deficit of $262.8 million. To date, we have funded our operations principally through the public and private sales of our stock, from our credit facility, from product and service revenue and from development funding. We will need to generate significant additional revenue while maintaining our current margins in order to achieve annual profitability, and we cannot assure you that we will ever realize such revenue levels or achieve profitability on a consistent basis.

Our increased emphasis on larger and more complex system solutions and customer concentration may affect our ability to accurately predict the timing of revenues and to meet short-term expectations of operating results.

Our increased emphasis on larger and more complex system solutions has increased the effort and time required by us to complete sales to customers. Further, a larger portion of our quarterly revenue is derived from relatively few large transactions with relatively few customers. For example, in 2012, our three largest customers contributed 60% of our revenue. Any delay in completing these large sales transactions or any reduction in the number of customers or large transactions, may result in significant adverse fluctuations in our quarterly revenue. Further, we use anticipated revenues to establish our operating budgets and a large portion of our expenses, particularly rent and salaries are fixed in the short term. As a result, any shortfall or delay in revenue could result in increased losses and would likely cause our operating results to be below public expectations. The occurrence of any of these events would likely materially adversely affect our results of operations and likely cause the market price of our common stock to decline.

Our business may be affected by general economic conditions and uncertainty that may cause customers to defer or cancel sales commitments previously made to us.

Continuing economic difficulties and uncertainty in the Unites States and certain international markets have led to an economic recession and lower capital spending and credit availability in some or all of the markets in which we operate. A recession or even the risk of a potential recession or uneven economic growth conditions may be sufficient reason for customers to delay, defer or cancel purchase decisions, including decisions previously made. This risk is magnified for capital goods purchases such as the UPS and MIS products that we supply. Although we believe that our competitive advantage and our efforts to broaden the number of different markets in which we sell will help mitigate the economic risk associated with any one country or market vertical, any customer delays or cancellation in sales orders could materially adversely affect our level of revenues and operating results. Should our financial results not meet the expectations of public market analysts or investors, the market price of our stock would most likely decline.

Our financial results may vary significantly from quarter to quarter.

Our product revenue, operating expenses and quarterly operating results have varied in the past and may fluctuate significantly from quarter to quarter in the future due to a variety of factors, many of which are outside of our control. As a result you should not rely on our operating results during any particular quarter as an indication of our future performance in any quarterly period or fiscal year. These factors which may affect our business include, among others:

- timing of orders from our customers and the possibility that customers may change their order requirements with little or no notice to us;
- rate of adoption of our flywheel-based energy storage system as an alternative to lead-acid batteries and our continuous power and infrastructure solutions;
- ongoing need for short-term power outage protection in traditional UPS systems;
- deferral of customer orders in anticipation of new products from us or other providers of power quality systems;
- limited visibility into customer spending plans;
- timing of deferred revenue components associated with large orders;
- ability to manage capital requirements associated with large orders;

- timing and execution of our new product introductions;
- new product releases, licensing or pricing decisions by our competitors;
- commodity and raw material component prices;
- lack of order backlog;
- ability to adjust our cost structure in response to reductions in income;
- loss of a significant customer or distributor;
- impact of changes to our product distribution strategy and pricing policies;
- failure to achieve our anticipated revenue growth rate;
- impact of changes to our product distribution strategy and pricing policies of our distributors;
- changes in product mix;
- changes in the mix of domestic and international sales;
- rate of growth of the markets for our products; and
- other risks described below.

The market for power quality products is evolving and it is difficult to predict its potential size or future growth rate. Most of the organizations that may purchase our products have invested substantial resources in their existing power systems and, as a result, have been reluctant or slow to adopt a new technological approach, particularly during a period of reduced capital expenditures. Moreover, our current products are alternatives to existing UPS and battery-based systems and may never be accepted by our customers or may be made obsolete by other advances in power quality technologies.

Significant portions of our expenses are not variable in the short term and cannot be quickly reduced to respond to decreases in revenue. Therefore, if our revenue is below our expectations, our operating results are likely to be adversely and disproportionately affected. In addition, we may change our prices, modify our distribution strategy and policies, accelerate our investment in research and development, sales or marketing efforts in response to competitive pressures or to pursue new market opportunities. Any one of these activities may further limit our ability to adjust spending in response to revenue fluctuations. We use forecasted revenue to establish our expense budget. Because most of our expenses are fixed in the short term or incurred in advance of anticipated revenue, any shortfall in revenue may result in significant losses.

A significant increase in sales of our modular infrastructure solutions may materially increase the amount of working capital required to fund our operations.

Because of the significant up-front investment required, and the longer period between order and delivery relative to our UPS products, a significant increase in sales of our modular infrastructure solutions may materially increase the amount of working capital required to fund our operations. The amount of time between the receipt of payment from our customers and our expenditures for raw materials, manufacturing and shipment of products (the cash cycle) for sales of our standard UPS product can be as short as 45 days, and is typically 60 days. However, this cash cycle on MIS sales can be as much as 210 days, depending on customer payment terms. We intend to mitigate the financial impact of this longer cash cycle by requiring customer deposits and periodic payments where possible from our customers. This is not always commercially feasible, and in order to increase our MIS sales, we may be required to make larger investments in inventory and receivables to fund

these sales opportunities. During 2012, we obtained a bank line of credit with borrowing capabilities tailored to help us finance the growth of our modular infrastructure solutions business. However, if we experience a substantial increase in the size or number of modular infrastructure solutions orders, we may need to obtain additional sources of working capital, debt or equity financing in order to fund this business. If we are unsuccessful at obtaining additional sources of working capital, we may be required to curtail our level of modular infrastructure solutions sales or we may lose potential customers, both of which may cause our financial results not to meet the expectations of public market analysts or investors and adversely impact our results of operations.

We derive a substantial portion of our revenues from international markets and plan to continue to expand such efforts, which subjects us to additional business risks including increased logistical and financial complexity, managing internal controls and processes, political instability and currency fluctuations.

The percentage of our total revenue derived from customers located outside of North America was 29%, 38% and 40% in 2010, 2011 and 2012, respectively. Our international operations are subject to a number of risks, including:

- foreign laws and business practices that favor local competition;
- dependence on local channel partners;
- compliance with multiple, conflicting and changing government laws and regulations;
- longer cash cycles;
- difficulties in managing and staffing foreign operations;
- foreign currency exchange rate fluctuations and the associated effects on product demand and timing of payment;
- political and economic stability, particularly in the Middle East and North Africa;
- greater difficulty in the contracting and shipping process and in accounts receivable collection including longer collection periods;
- ability to fund working capital requirements;
- greater difficulty in hiring qualified technical sales and application engineers; and
- difficulties with financial reporting in foreign countries.

To date, the majority of our sales to international customers and purchases of components from international suppliers have been denominated in U.S. dollars, Euros and British Pounds. All of our UPS products are manufactured in the United States and then sold to our foreign subsidiaries and customers, normally in U.S. dollars. We have generally benefited from the decline in value of the U.S. dollar relative to foreign currencies over the last several years, which have made our UPS products more price competitive in foreign markets. However, the value of the dollar will likely fluctuate, and an increase in the value of the U.S. dollar relative to foreign currencies could make our UPS products more expensive for our international customers to purchase, thus rendering our products less competitive. We also source the non-UPS components for our modular power infrastructure products locally where possible and pay for these components in local currencies as a way to mitigate the impact of fluctuations in foreign currencies and lessen the impact of any unfavorable fluctuations with the U.S. dollar. Because the UPS product is a small part of the total cost of a modular power infrastructure solution, this strategy will help minimize the effect of currency fluctuations on the

pricing of our modular power infrastructure solutions. As our business expands internationally, many of our subsidiaries are selling products outside of their country of incorporation, and often in foreign currencies. To the extent that we record sales in other than our local currency, this can result in translation gains and losses. Currently, we do not engage in hedging activities for our international operations to offset this currency risk. However, we may engage in hedging activities in the future.

We are subject to risks relating to product concentration and lack of revenue diversification.

We derive a substantial portion of our revenue from a limited number of products, particularly our 250-900 kVA UPS product family. These UPS products are also an integral component part of many of our newer products such as PowerHouse and our IT infrastructure solutions. We expect these products to continue to account for a large percentage of our revenues in the near term. Continued market acceptance of these products is therefore critical to our future success. Our future success will also depend on our ability to reduce our dependence on these few products by developing and introducing new products and product or feature enhancements in a timely manner. Specifically, our ability to capture significant market share depends on our ability to develop and market extensions to our existing product lines at higher and lower power range offerings and as containerized solutions. We are currently investing significant amounts to finalize development of our next-generation UPS and MIS products and to broaden our product portfolio. Even if we are able to develop and commercially introduce new products and enhancements, they may not achieve market acceptance and the revenue generated from these new products and enhancements may not offset the costs, which would substantially impair our revenue, profitability and overall financial prospects. Successful product development and market acceptance of our existing and future products depend on a number of factors, including:

- changing requirements of customers;
- accurate prediction of market and technical requirements;
- timely completion and introduction of new designs;
- quality, price and performance of our products;
- availability, quality, price and performance of competing products and technologies;
- our customer service and support capabilities and responsiveness;
- successful development of our relationships with existing and potential customers; and
- changes in technology, industry standards or end-user preferences.

We must expand our distribution channels and manage our existing and new product distribution relationships to continue to grow our business.

The future growth of our business will depend on our ability to expand our existing relationships with distributors, to identify and develop additional channels for the distribution and sale of our products and to manage these relationships. As part of our growth strategy, we may expand our relationships with distributors and develop relationships with new distributors. We will also look to identify and develop new relationships with additional parties that could serve as outlets for our products, or that could provide additional opportunities for our existing sales channels, such as the relationships that we have developed with IT hardware manufacturers such as HP. Our inability to execute this strategy successfully and to integrate and manage our existing OEM channel partners and our new distributors and manufacturer's representatives could impede our future growth.

The transition to a new Chief Executive Officer and new Chief Financial Officer may limit our ability to effectively execute on our business plan.

Effective March 1, 2012, Douglas Milner became our President and Chief Executive Officer. This leadership change may limit the ability of our management team to effectively execute on our business plan, which could have an adverse effect on our results of operations and financial condition.

Effective November 1, 2012, Steven Fife became our Chief Financial Officer. The transition of the Chief Financial Officer position will require time and expense, and may cause disruptions in our finance and accounting functions, or may limit the ability of our management team to effectively execute on our business plan. If we are unable to transition efficiently and effectively, our business and operating results may be adversely affected.

We must continue to hire and retain skilled personnel.

We believe our future success will depend in large part upon our ability to attract, motivate and retain highly skilled managerial, engineering and sales and product marketing personnel. There is a limited supply of skilled employees in the power quality marketplace particularly. Our small size relative to our competitors and lack of brand equity, particularly in foreign markets, makes it very difficult for us to attract personnel in foreign markets. Our failure to attract and retain the highly trained technical personnel who are essential to our product development, marketing, sales, service and support teams may limit the rate at which we can develop new products or generate revenue, particularly in foreign markets. If we are unable to attract the new personnel we desire, retain the personnel we currently employ, or if we are unable to replace departing employees quickly, our operations and new product development may suffer.

We are significantly dependent on our relationships with Hewlett Packard and Caterpillar. If these relationships are unsuccessful, for whatever reason, our business and financial prospects would likely suffer.

Caterpillar, together with its dealer network, is our primary OEM customer and the largest single customer for flywheel-based products. Caterpillar accounted for 19%, 16% and 13% of our revenue in 2010, 2011 and 2012, respectively. HP is our largest IT channel partner and accounted for 25%, 36% and 35% of our revenue in 2010, 2011 and 2012, respectively. A number of factors could cause these customers to cancel or defer orders, including interruptions to their operations due to a downturn in their industries, delays or changes in their product offerings or securing other sources for the products that we manufacture, or developing such products internally. If our relationship with Caterpillar or HP is not successful or suffers a material adverse change, such as a material reduction in the level of orders or their failure to pay us on a timely basis, our business and operating results may likely suffer if we are unable to quickly replace these revenues from another source or sources.

We have underutilized manufacturing capacity and have no experience manufacturing our products in large quantities.

In 2001, we leased and equipped a 127,000 square foot facility used for manufacturing and testing of our three-phase product line, including our UPS and energy storage products. To be financially successful, and to utilize fully the capacity of this facility and allocate its associated overhead, we must achieve significantly higher sales volumes. We must accomplish this while also preserving the quality levels we achieved when manufacturing these products in more limited quantities. To date, we have not been successful at increasing our sales volume to a level that fully utilizes the capacity of the facility and we may never increase our sales volume to necessary levels. From 2007 through December 2011, we subleased approximately 31,000 feet of our manufacturing facility to help lower our operating costs and to take advantage of surplus space that we leased but were not using. If we do not reach these necessary sales volume levels, or if we cannot sell our products at our suggested prices, our ability to reach profitability on an annual basis may be materially limited.

Achieving the necessary production levels to absorb the capacity of our manufacturing facility efficiently presents a number of technological and engineering challenges for us. We have not previously manufactured our products in high volume. We do not know whether or when we will be able to develop efficient, low-cost manufacturing capability and processes that will enable us to meet the quality, price, engineering, design and product standards or production volumes required to manufacture large quantities of our products successfully. Even if we are successful in developing our manufacturing capability and processes, we do not know whether we will do so in time to meet our product commercialization schedule or to satisfy the requirements of our customers.

We must build quality products to ensure acceptance of our products.

The market perception of our products and related acceptance of the products is highly dependent upon the quality and reliability of the products that we build. Any quality problems attributable to the UPS or modular infrastructure solutions product lines may substantially impair our revenue and operating results. Moreover, quality problems for our product lines could cause us to delay or cease shipments of products or have to recall or field upgrade products, thus adversely affecting our ability to meet revenue or cost targets. In addition, while we seek to limit our liability as a result of product failure or defects through warranty and other limitations, if one of our products fails, a customer could suffer a significant loss and seek to hold us responsible for that loss and our reputation with other current or potential customers would likely suffer.

We currently operate without a substantial backlog.

We generally operate our business without sufficient backlog of orders from our customers. Normally, our products are shipped and revenue is recognized shortly after the order is received, usually within two quarters of the date of the order. Because historically our backlog has not always been sufficient to provide all of the next quarter's revenue, revenue in any quarter is often dependent on orders booked and shipped throughout that quarter. We are attempting to increase the size of our backlog to allow greater efficiency in production and to facilitate business planning and to improve revenue visibility. During periods of economic uncertainty, the rate of customer orders can quickly decrease, limiting our ability to build a substantial backlog. Therefore, there can be no guarantee that we can successfully build and maintain a meaningful level of backlog.

Seasonality may contribute to fluctuations in our quarterly operating results.

Our business has experienced seasonal customer buying patterns. In recent years, the UPS industry and our business have generally experienced relatively weaker demand in the first calendar quarter of the year, including a sequential decrease in revenue compared to the fourth quarter. We believe this pattern, which we attribute to annual capital budgeting procedures, is likely to continue. In addition, we anticipate that demand for our products in Europe and Africa may decline in the summer months, as compared to other regions, because of reduced corporate buying patterns during the vacation season.

We depend on sole and limited source suppliers, and outsource selected component manufacturing.

We purchase several component parts from sole source and limited source suppliers. As a result of our current production volumes, we lack significant leverage with these and other suppliers especially when compared to some of our larger competitors. If our suppliers receive excess demand for their products, we may receive a low priority for order fulfillment as large volume customers may receive priority that may result in delays in our acquiring components. If we are delayed in acquiring components for our products, the manufacture and shipment of our products could be delayed. We are, however, continuing to enter into long-term agreements with our sole suppliers and other key suppliers, when available, using a rolling sales volume forecast to stabilize component availability. Lead times for ordering materials and components vary significantly and depend on factors such as specific supplier requirements, contract terms, the extensive production time required and current market demand for such components. Some of these delays may be substantial. As a result, we purchase several critical, long lead time or single sourced components in large quantities to help protect our ability to deliver finished products. If we overestimate our component

requirements, we may have excess inventory, which will increase our costs. If we underestimate our component requirements, we will have inadequate inventory, which will delay our manufacturing and render us unable to deliver products to customers on scheduled delivery dates. If we are unable to obtain a component from a supplier or if the price of a component has increased substantially, we may be required to manufacture the component internally, which will also result in delays, or we may be required to absorb price increases. Manufacturing delays could negatively impact our ability to sell our products and could damage our customer relationships.

To assure the availability of our products to our customers, we outsource the manufacturing of selected components prior to the receipt of purchase orders from customers based on their forecasts of their product needs and internal product sales revenue forecasts. However, these forecasts do not represent binding purchase commitments from our customers. We do not recognize revenue for such products until we receive an order from the customer and the product is shipped to the customer. As a result, we incur inventory and manufacturing costs in advance of anticipated revenue. As demand for our products may not materialize, this product delivery method subjects us to increased risks of high inventory carrying costs, obsolescence and excess, and may increase our operating costs. In addition, we may from time to time make design changes to our products, which could lead to obsolescence of inventory.

Our manufacturing operations are concentrated in a small number of nearby facilities.

Our manufacturing, research and development and administrative activities are concentrated in a small number of nearby facilities, and all of our UPS systems are manufactured in our Austin, Texas facility. If, for any reason, including as a result of a natural disaster, act of terrorism or other similar event, any of these facilities should be damaged or destroyed or become inoperable or inaccessible, our ability to conduct our business could be adversely affected or interrupted entirely.

We face significant competition from other companies.

The markets for power quality and power reliability are intensely competitive. There are many companies engaged in all areas of traditional and alternative UPS and backup systems in the United States and abroad, including, among others, major electric and specialized electronics firms, as well as universities, research institutions and foreign government-sponsored companies. There are many companies that are developing flywheel-based energy storage systems and flywheel-based power quality systems. We may face future competition from companies that are developing other types of emerging power technologies, such as high-speed composite flywheels, ultra capacitors and superconducting magnetic energy storage.

Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, service, marketing and other resources, broader name and brand recognition and a larger installed base of customers. As a result, these competitors may have greater credibility with our existing and potential customers and greater service infrastructure than we do. They also may be able to adopt more aggressive pricing policies and devote greater resources to the development, promotion and sale of their products than we can to ours, which would allow them to respond more quickly than us to new or emerging technologies or changes in customer requirements. In addition, some of our current and potential competitors have established supplier or joint development relationships with our current or potential customers. These competitors may be able to leverage their existing relationships to discourage these customers from purchasing products from us or to persuade them to replace our products with their products. Increased competition could decrease our prices, reduce our sales, lower our margins, or decrease our market share. These and other competitive pressures could prevent us from competing successfully against current or future competitors and could materially harm our business.

We may be unable to protect our intellectual property and proprietary rights.

Our success depends to a significant degree upon our ability to protect our proprietary technology, and we expect that future technological advancements made by us will be critical to sustain market acceptance of our products. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality or license agreements with our employees, consultants and business partners and control access to and distribution of our software, documentation and other proprietary information. Despite these efforts, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where applicable laws may not protect our proprietary rights as fully as in the United States. In addition, the measures we undertake may not be sufficient to protect our proprietary technology adequately and may not preclude competitors from independently developing products with functionality or features similar to those of our products.

We may be subject to claims by others that we infringe on their proprietary technology.

In recent years, there has been significant litigation in the United States involving patents, trademarks and other intellectual property rights. We may become involved in litigation in the future to protect our intellectual property or defend allegations of infringement asserted by others. Legal proceedings could subject us to significant liability for damages or invalidate our intellectual property rights. Any litigation, regardless of its merits or its outcome, would likely be time consuming and expensive to resolve and would divert management's time and attention. Any potential intellectual property litigation also could force us to take specific actions, including:

- cease selling our products that use the challenged intellectual property;
- obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology or trademark, which license may not be available on reasonable terms, or at all;
- redesign those products that use infringing intellectual property; or
- cease to use an infringing trademark.

Our involvement in any such litigation will cause us to incur unexpected litigation costs, require modifications to or limit our ability to sell our products, and adversely impact our business and reputation.

We have anti-takeover provisions that could discourage, delay or prevent our acquisition.

Provisions of our certificate of incorporation and bylaws could have the effect of discouraging, delaying or preventing a merger or acquisition that a stockholder may consider favorable. We also are subject to the anti-takeover laws of the State of Delaware, which may further discourage, delay or prevent someone from acquiring or merging with us. In addition, our agreement with Caterpillar for the distribution of UPS products provides that Caterpillar may terminate the agreement in the event we are acquired or undergo a change in control. The possible loss of a significant customer could be a significant deterrent to possible acquirers and may substantially limit the number of possible acquirers. All of these factors may decrease the likelihood that we would be acquired, which may depress the market price of our common stock.

The trading price of our common stock has been volatile and is likely to be volatile in the future.

Historically, the market price of our common stock has fluctuated significantly. In 2012, the sales price of our common stock ranged from $2.90 to $5.25 per share. In addition to the other risks described in the "Risk Factors" section of this Form 10-K, the market price of our common stock can be expected to fluctuate significantly in response to numerous other factors, many of which are beyond our control, including the following:

- actual or anticipated fluctuations in our operating results;
- changes in financial estimates by securities analysts, our financial guidance, or our failure to perform in line with such estimates or guidance;
- changes in market valuations of other technology companies, particularly those that sell products used in power quality systems;
- announcements by us or our competitors of significant sales, technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;
- introduction of technologies or product enhancements that reduce the need for flywheel energy storage or modular infrastructure products;
- the loss of one or more key OEM customers or channel partners;
- inability to expand our distribution channels successfully;
- departures of key personnel; and
- changing external capital market conditions.

If the market for technology stocks or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry or the stock market generally even if these events do not directly affect us. Each of these factors, among others, could cause our stock price to decline. Some companies that have had volatile market prices for their securities have had securities class actions filed against them. If a suit were filed against us, regardless of its merits or outcome, it could result in substantial costs and divert management's attention and resources.

Securities or industry analysts may not publish research or may publish inaccurate or unfavorable research about our business.

The trading market for our common stock will continue to depend on the research and reports that securities or industry analysts publish about us or our business. If we do not continue to maintain adequate research coverage or if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. Although there are three analysts that provided research coverage on our company during 2012, there can be no guarantee that these research analysts will continue to provide coverage of our company. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

Our internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations.

Pursuant to the Sarbanes-Oxley Act of 2002, we are required to provide a report by management on our internal control over financial reporting, including management's assessment of the effectiveness of such control. Internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that the control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. If we fail to maintain the adequacy of our internal controls, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business and operating results could be harmed, we could fail to meet our reporting obligations, and there could be a material adverse effect on our stock price.

If we need additional capital in the future, it may not be available to us on favorable terms, or at all.

We have historically relied on outside financing and cash flow from operations to fund our operations, capital expenditures and expansion. We may require additional capital from equity or debt financing in the future to fund our operations or respond to competitive pressures or strategic opportunities. We may not be able to secure timely additional financing on favorable terms, or at all. The terms of any additional financing may place limits on our financial and operating flexibility. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new securities we issue could have rights, preferences and privileges senior to those of holders of our common stock. If we obtain additional debt financing, a substantial portion of our operating cash flow may be dedicated to the payment of principal and interest on such indebtedness, and the terms of the debt securities issued could impose significant restrictions on our operations. If we are unable to obtain adequate financing or financing on terms satisfactory to us, if and when we require it, our ability to grow or support our business and to respond to business challenges could be significantly limited. We do not know whether we will be able to secure additional funding, or funding on terms acceptable to us, to continue our operations as planned. If financing is not available, we may be required to reduce, delay or eliminate certain activities or to license or sell to others some of our proprietary technology.

ITEM 1B. Unresolved Staff Comments.

None.

ITEM 2. Properties.

Our corporate headquarters facility is a 127,000 square foot building that we lease in Austin, Texas. We lease this building pursuant to a lease agreement that expires in December 2016. Our manufacturing, administrative, information systems, sales and service groups currently utilize this facility. In July 2011, we leased an additional 26,195 square feet in a facility adjacent to our headquarters facility in order to expand our manufacturing capability for our Modular power and IT infrastructure products pursuant to a lease that expired in January 2013.

Our engineering facility of approximately 12,150 square feet is also located in Austin, Texas and is leased pursuant to a lease agreement that expires in March 2016.

In addition to these properties, we lease facilities totaling 20,804 square feet in the United Kingdom, Germany and China for sales and service activities.

Our current manufacturing and test facilities located at our corporate headquarters can support a UPS business volume significantly in excess of our current revenues primarily with the addition of direct labor only and no need for additional significant capital investment. We believe our existing facilities are adequate to meet our current needs and plans.

ITEM 3. Legal Proceedings.

We are, from time to time, subject to various legal proceedings, claims and litigation arising in the ordinary course of business. We do not believe we are party to any currently pending legal proceedings the outcome of which may have a material adverse effect on our operations or consolidated financial position. There can be no assurance that existing or future legal proceedings arising in the ordinary course of business or otherwise will not have a material adverse effect on our financial position, results of operations or cash flows.

ITEM 4. Mine Safety Disclosures

Not applicable.

PART II.

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock is traded on The NASDAQ Stock Market under the symbol "ACPW." The following table lists the high and low per share sales prices for our common stock as reported by The NASDAQ Stock Market for the periods indicated:

	High	Low
2012		
Fourth Quarter	$ 4.10	$ 2.90
Third Quarter	4.50	3.80
Second Quarter	4.85	3.55
First Quarter	5.25	3.25
2011		
Fourth Quarter	$ 7.40	$ 2.95
Third Quarter	13.35	5.95
Second Quarter	15.15	10.30
First Quarter	15.05	8.65

As of February 28, 2013, there were 19,233,281 shares of our common stock outstanding held by 149 stockholders of record.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any earnings for use in our business and do not anticipate paying any cash dividends in the foreseeable future. Future dividends, if any, will be determined by our board of directors.

We did not repurchase any of our securities during 2012.

Please refer to "Item 12 - Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" in this Form 10-K for the information required by Item 201(d) of Regulation S-K with respect to securities authorized for issuance under our equity compensation plans at December 31, 2012.

Sale of Unregistered Securities

None.

Stock Performance Graph

The graph depicted below shows a comparison of cumulative total stockholder returns for an investment in our common stock, The NASDAQ Stock Market (US) Composite Index, and a peer group of power technology companies having similar market capitalizations.

COMPARISON OF CUMULATIVE TOTAL RETURN



(1) The Power Index peer group consists of an equal weighting of the following companies, all traded on The NASDAQ Stock Market: Active Power, Inc. (ACPW), American Superconductor Corp. (AMSC), Beacon Power Corp. (BCON), Capstone Turbine, Inc. (CPST), FuelCell Energy, Inc. (FCEL), Plug Power, Inc. (PLUG), and Satcon Technology Corp. (SATC).

(2) The graph covers the period from December 31, 2007, the last trading day before the beginning of our fifth preceding fiscal year, through December 30, 2012, the last trading day of our most recently completed fiscal year.

(3) The graph assumes that $100 was invested in our common stock on December 31, 2007 at the adjusted closing price on that date of $11.00 per share, in The NASDAQ Stock Market Composite Index and the peer group Power Index, and that all dividends, if any, were reinvested. No cash dividends have been declared or paid on our common stock.

(4) Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.

ITEM 6. Selected Consolidated Financial Data.

The following tables include selected consolidated financial data for each of our last five years. The consolidated statement of operations data for the years ended December 31, 2012, 2011 and 2010 and consolidated balance sheet data as at December 31, 2012 and 2011 have been derived from the audited consolidated financial statements appearing elsewhere in this Form 10-K. The consolidated statement of operations data for the years ended December 31, 2009 and 2008 and the consolidated balance sheet data as at December 31, 2010, 2009 and 2008 have been derived from audited consolidated financial statements not appearing in this document. This data should be read in conjunction with the consolidated financial statements and notes thereto, with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 and with the other financial data set forth elsewhere in this Form 10-K. Our historical results of operations are not necessarily indicative of results of operations to be expected for future periods.

Consolidated Statement of Operations Data In thousands except per share data	Year Ended December 31,				
	2012	2011	2010	2009	2008
Total revenue	$ 76,315	$ 75,482	$ 64,955	$ 40,311	$ 42,985
Total cost of goods sold	51,601	57,581	46,935	31,081	34,997
Gross profit	24,714	17,901	18,020	9,230	7,988
Total operating expenses	26,440	24,781	21,824	20,193	22,074
Operating loss	(1,726)	(6,880)	(3,804)	(10,963)	(14,086)
Net loss	(1,922)	(7,094)	(3,925)	(11,033)	(13,442)
Basic and diluted net loss per share	$ (0.10)	$ (0.44)	$ (0.25)	$ (0.86)	$ (1.12)

Consolidated Balance Sheet Data In thousands	Year Ended December 31,				
	2012	2011	2010	2009	2008
Cash and investments	$ 13,524	$ 10,746	$ 15,550	$ 7,489	$ 11,171
Working capital	23,945	13,753	19,082	11,681	16,451
Total assets	45,799	35,027	39,518	29,344	32,671
Long-term obligations	713	726	579	468	521
Total stockholders' equity	25,999	16,292	20,822	14,492	20,821

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion should be read in conjunction with the financial statements appearing elsewhere in this Form 10-K. This report contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, that involve risks and uncertainties. Our expectations with respect to future results of operations that may be embodied in oral and written forward-looking statements, including any forward looking statements that may be included in this report, are subject to risks and uncertainties that must be considered when evaluating the likelihood of our realization of such expectations. Our actual results could differ materially. The words "believe," "expect," "intend," "plan," "project," "will" and similar phrases as they relate to us are intended to identify forward-looking statements. In addition, please see the risk factors section above for a discussion of items that may affect our future results.

Executive Level Overview

Active Power is headquartered in Austin, Texas, where we design and manufacture our patented flywheel-based uninterruptible power supply ("UPS") products and Modular Infrastructure Solutions ("MIS"). These solutions are designed to ensure continuity for data centers and other mission critical operations in the event of power disturbances.

Our products and solutions are designed to deliver continuous conditioned ("clean") power during power disturbances and outages, voltage sags and surges, and provide ride-through power in the event of utility failure, supporting operations until utility power is restored or a longer term alternative power source, such as a diesel generator is started. We believe our products offer an advantage over those of our competitors in the areas of power density (less) space and energy efficiency, total cost of ownership, system reliability, modular design, and the economically green benefits of our solutions.

Our patented flywheel-based UPS products store kinetic energy by constantly spinning a compact steel wheel ("flywheel") driven from utility power in a low friction environment. When the utility power used to spin the flywheel fluctuates or is interrupted, the flywheel's inertia causes it to continue spinning. The resulting kinetic energy of the spinning flywheel generates electricity known as "bridging power" for short periods, until either utility power is restored or a backup electric generator starts and takes over generating longer-term power in the case of an extended electrical outage. We believe our flywheel products provide many competitive advantages over conventional battery-based UPS products, including substantial space savings, higher power densities, "green" energy storage, and higher power efficiencies up to 98%. This high energy efficiency reduces

operating costs and provides customers a lower total cost of ownership. We offer our flywheel products with load capabilities up to 8,400kVA. Our flywheel-based UPS systems are marketed under the brand name CleanSource. As of December 31, 2012, we had shipped more than 3,500 flywheels in UPS system installations, delivering more than 900 megawatts of power to customers in 57 countries around the world, providing nearly 150 million runtime hours of operation. UPS product revenue may include ancillary components delivered as part of a total UPS solution. In late 2012 we introduced our next generation CSHD 625kVA and 750 kVA UPS product, which we plan to start distributing in 2013.

We also sell modular infrastructure solutions, which incorporate our UPS products with other equipment including switchboards and a generator to provide complete short- and long-term protection in the event of a power disturbance. Where this integrated solution is sold in a containerized package, it is marketed under the brand name PowerHouse. PowerHouse can be deployed in an ISO or purpose built container depending upon location. These systems are specifically designed to handle the demands of the most technically advanced facilities requiring the highest power integrity available while maximizing up-time, useable floor space and operational efficiency. Designed to offer a highly flexible architecture to respond to a customer's constantly changing environment, our PowerHouse systems are offered in four standard configurations, enabling sizing for infrastructure on demand. These systems are highly differentiated as they offer flexibility in placement, space savings, rapid deployment, high energy efficiency, and just in time use of capital deployment. They also deliver significant value to customers as the entire system is integrated and tested prior to delivery for a repeatable simple solution. We also sell modular power infrastructure solutions to customers in a non-containerized format, typically deploying such solutions inside buildings. We plan to continue growing revenue in coming years from current and future customers as modular data center infrastructure continues to gain acceptance in the market.

In close cooperation with strategic partners in the technology industry and leveraging our expertise in containerization and power distribution, in 2010 we began to manufacture modular IT infrastructure solutions, designed to specification for select IT channel business partners. These solutions serve as the infrastructure for modular data center deployment model and are in themselves self-contained fully-functional data centers. Modular data centers may be rapidly deployed with other modular infrastructure such as power and cooling to deliver a cost-effective alternative to traditional raised-floor data centers. Active Power designs and delivers the exterior shell and a fully outfitted interior – including electrical, cooling, monitoring, and other elements – ready for the IT channel partner to add its IT racks and servers. After the IT channel partner adds its IT equipment to our modular IT infrastructure solution, the IT channel partner has a functional data center ready for deployment at its end-user site.

Finally, we offer services in the form of installation, maintenance, project management, and other professional services. Services are often sold in conjunction with the products above, and are increasingly becoming a larger part of our overall revenue.

Our headquarters is located in Austin, Texas, with international offices in the United Kingdom, Germany and China.

In 2012, 57% of our product revenue came from the sale of UPS systems and 43% from the sale of modular infrastructure solutions. Our total revenue in 2012 increased by $0.8 million, or 1%, from 2011, primarily driven by an increase in UPS sales, up $9.0 million or 34% over 2011. Sales of our modular infrastructure solution products decreased by approximately $9.6 million, or 26%, compared to 2011 as we saw a decrease in demand from our IT channel partners in the U.S. Service revenue increased 11% in 2012 compared to 2011.

We sell our products to a wide array of commercial and industrial customers across a variety of vertical markets, including data centers, manufacturing, technology, broadcast and communications, financial, utilities, healthcare, government and airports. However, our primary focus is on data center applications within these vertical markets. We have expanded our global sales channels and direct sales force, selling in major geographic regions of the world, but particularly in North America, Europe and Asia. We sell our products through the following distribution methods:

- Sales made directly by Active Power;
- Manufacturer's representatives;
- Distributors;
- OEM partners; and
- Strategic IT partners.

We believe a number of underlying macroeconomic trends place us in a strong position to be one of the leading providers of critical power protection and infrastructure solutions. These trends include:

- the increasing business costs of downtime;
- a rapidly expanding need for data center infrastructure;
- ever-increasing demands placed on the public utility infrastructure;
- an inadequate investment in global utility infrastructure;
- rising costs of energy worldwide driven by volume of energy used; and
- an increasing demand for economically green solutions.

We have evolved significantly since the company was founded in 1992. Our early focus was on research and development of the core products that continue to enable our business today. Over the past several years, we have focused our efforts on brand, markets, and channels of distribution. The technological foundation of Active Power has yielded more than 100 worldwide patents and a highly differentiated, cost-efficient product platform that we have evolved into an expanding suite of infrastructure solutions. As we go forward, it is critical for us to focus on both developing technology to maintain and grow our leadership position and building channels of distribution to have more avenues into the market.

We have developed and implemented a go-to-market strategy to set the direction for our sales and marketing initiatives and plans around the following components:

- Customer: Data Center Applications Across Vertical Markets
- Distribution: Partner Enabled Distribution Strategy Transacted Locally
- Geography: Global Markets served from four Centers of Operation
- Products: UPS and Modular Infrastructure Systems
- Value: Efficient, Reliable, Green Solutions
- Service: Installation Maintenance, Project Management and Other Professional Services

As a result of this strategy, we have been successful in improving our operating performance, broadening our global footprint, diversifying our customer base, broadening our sales channels and partners, and moving higher up the customer value chain with innovative developments of our core underlying product technology.

In line with our ongoing efforts to improve margins and operational efficiency and to achieve consistent and growing levels of profitability, we have been evaluating our fixed costs. During the third quarter of 2012, we executed cost savings measures that we expect to yield annualized savings of about $1.6 million. We believe these measures will help ensure we are making appropriate investments for the future while also aligning our overhead to support consistent and profitable growth.

Our revenue derived from North America was $45.8 million, $47.1 million and $45.8 million in 2010, 2011 and 2012, respectively, representing 71%, 62% and 60%, respectively, of our total revenues. Our revenue derived from customers located in Europe was $13.0 million, $19.0 million and $21.9 million in 2010, 2011 and 2012, respectively, representing 20%, 25% and 29%, respectively, of our total revenues. Our revenue derived from customers located in Asia was $4.4 million, $7.8 million and $6.2 million in 2010, 2011 and 2012, respectively, representing 7%, 11% and 8%, respectively, of our total revenues. Our largest revenue growth occurred in the European market, where our revenues increased by $2.9 million or 15% from 2011 to 2012. Our decrease in revenues in North America in 2012 was primarily derived from decreased sales of our modular infrastructure solutions. The decrease in revenues in Asia was driven by non-repeated business from a small number of large customer orders.

We believe our total revenue will grow in 2013 from both our products and services. With the introduction of the CSHD 625kVA and 750 kVA UPS product we expect to further increase our competitiveness to better serve the UPS markets. We also believe that the global growth in data center demand and from cloud-based computing and storage requirements will lead to higher sales of our UPS products. We are specifically targeting those customers with large IT and power needs who have the ability to make frequent and large UPS purchases as their global operations expand. In addition, we expect continuing market acceptance of our modular power infrastructure solutions to drive higher sales of our PowerHouse products globally.

Our gross margins fluctuate on a quarterly basis depending on changes in the product and geographic mix our revenues and were as high as 39% during the fourth quarter of 2012 and as low as 27% in the first quarter. On an annual basis, our gross profit margin increased to 32% in 2012 from 24% in 2011 and 28% in 2010. The increase in gross profit margin in 2012 from 2011 reflects the impact of an increase in the sales of our UPS systems, a higher percentage of services of our total revenue, and a decline in sales volume of our modular infrastructure solutions. Our modular infrastructure solution products generally earn lower margins for us than sales of our UPS products because they include a higher proportion of third party ancillary equipment. In 2012, we also had lower unabsorbed manufacturing costs due to higher utilization of our manufacturing facility, further improving our gross margins. Margins on our services are typically higher than on our product sales. However, as we gain more experience in the deployment of our modular infrastructure solutions, we anticipate an improvement in the margins we generate from this product as well.

Our operating losses were $3.8 million, $6.9 million and $1.7 million in 2010, 2011 and 2012, respectively. Our operating results include non-cash stock based compensation expenses of $1.1 million, $1.7 million and $1.4 million in 2010, 2011 and 2012, respectively. The decrease in operating losses from 2011 to 2012 was due to the improvement of our gross margins despite the modest 1% growth in revenue, slightly offset by a higher level of operating costs. Our operating costs increased by 7% or $1.7 million in 2012 compared to 2011, primarily due to increased engineering costs associated with the development of our latest new UPS product announced in the fourth quarter of 2012, sales and marketing costs associated with increased investments in this area in 2011 and early 2012, and general and administrative expenses associated with restructuring costs, equipment impairment, and professional fee expenses.

The larger sales price of our PowerHouse and modular IT infrastructure orders can cause large quarterly fluctuations in our inventory, receivables and payables balances, depending on the number of such orders in progress at any point in time. This can cause material fluctuations in the level of working capital we require. If the number of such orders increases rapidly or any of these orders have payment terms that are less favorable, we will need access to more working capital to fund the growth of our business and to fulfill these orders. We extended our bank revolving line of credit in 2012 to provide a source of funding for this scenario, to help fund our growth and manage our working capital requirements.

We have a history of operating losses and have not yet reached operating profitability on an annual basis. We believe that the success of our flywheel UPS products, our modular infrastructure solutions, and our service revenue combined with our focus on direct sales to customers and a lower overall operating cost base, will help us to further increase our revenues and reduce our level of operating losses and the amount of cash that we consume in our operations. To manage and reduce our operating costs, we recently took a number of actions including a reduction in headcount in the third quarter of 2012. We will need to continue to focus on operating costs and the management of cash and working capital in 2013 to maintain sufficient funds for our operating activities. Our total cash and cash equivalents at December 31, 2012 were $13.5 million, compared to $10.7 million at December 31, 2011. We believe that our cash and cash equivalents and our sources of available liquidity will be sufficient to fund our operations for at least the next twelve months.

Our sales cycle is such that we generally have visibility two to three quarters in advance for future orders; this allows us to anticipate revenues over this period of time with some degree of confidence. However, a sudden change in business volume or product mix, positive or negative, from any of our business or channel partners or in our direct business can significantly impact our expected revenues and impact our ability to quickly respond to opportunities. The continued slow global economic growth has reduced our confidence in the ability to predict future revenues, and even with improving economic conditions, there is still uncertainty and risk in our forecasting. This two to three quarter window of sales visibility does provide us with some opportunity to adjust expenditures or take other measures to reduce our cash consumption if we can see and anticipate a shortfall in revenue or give us time to identify additional sources of funding if we anticipate an increase in our working capital requirements due to increased revenues or changes in our revenue mix. A significant increase in sales, especially in our modular infrastructure solutions business, would likely increase our working capital requirements due to the longer production time and cash cycle of sales of these products.

Should additional funding be required or desirable, we expect to raise the required funds through borrowings or public or private sales of debt or equity securities. If we raise additional funds through the issuance of convertible debt or equity securities, the ownership of our stockholders could be significantly diluted. If we obtain additional debt financing, a substantial portion of our operating cash flow may be dedicated to the payment of principal and interest on such indebtedness, and the terms of the debt securities issued could impose significant restrictions on our operations. We do not know whether we will be able to secure additional funding, or funding on terms acceptable to us, to continue our operations as planned. If financing is not available, we may be required to reduce, delay or eliminate certain activities or to license or sell to others some of our proprietary technology.

Results of Operations

Product revenue

Product revenue primarily consists of sales of our UPS products and our modular infrastructure solutions. Our CleanSource power quality products are comprised of both UPS and energy storage product lines and our MIS products consist of our modular power infrastructure solutions, including PowerHouse (which are comprised of our UPS systems and some combination of third party ancillary equipment, such as engine generators and switchgear) and our modular IT infrastructure solutions that provide a combination of power distribution, cooling capabilities, security systems, fire suppression and monitoring capabilities for our business partners.

The following table summarizes for the periods indicated, a year-over-year comparison of our product revenue (in thousands):

Year	Annual Amount	Change from Prior Year	Percent Change
2012	$ 62,031	$ (619)	(1) %
2011	62,650	7,003	13%
2010	55,647	22,810	69%

Our product revenue represented 81%, 83% and 86% of total revenue for 2012, 2011 and 2010, respectively. Our product revenue was derived from the following sources (in thousands):

	2012	Change from Prior Year	2011	Change from Prior Year	2010
Product revenue:					
UPS product revenue	$ 35,366	$ 8,972	$ 26,394	$ (4,678)	$ 31,072
Modular Infrastructure Solutions	26,665	(9,591)	36,256	11,681	24,575
Total product revenue	$ 62,031	$ (619)	$ 62,650	$ 7,003	$ 55,647

Comparison of 2012 to 2011

The decrease of our product revenue in 2012 compared to 2011 came from lower sales of our modular infrastructure solutions, primarily as a result of decreased large customer project orders from our IT channel partners. We were able to partially offset this by an increase in the international sales of our UPS and ancillary products. We believe the success of our business resides in a higher mix of sales of our core UPS products.

Our MIS products tend to be larger in value and derive sales from a smaller number of customers compared to sales of our UPS products. This smaller number of customers with greater transaction value can contribute to large quarterly fluctuations in revenue from each product family due to the timing of orders and shipments in any particular accounting period. A small number of transactions can lead to significant revenue but cause greater volatility in our quarterly results and increase liquidity risk. To manage this risk we will continue to refine and improve the payment terms of these opportunities as part of our working capital management process. We expect revenue to grow in coming years, as we introduce our next generation UPS products and other new products that result from our investment in research and development.

Product sales from our OEM channels, which were primarily from the sale of UPS systems, represented 15% of our product revenue for 2012 compared to 17% in 2011. Sales of our UPS products are a much smaller part of our OEM partner's total business and subject to more volatility in quarterly sales, particularly during difficult economic periods as the OEM partners focus on their core business. In 2012 we saw fewer transactions but larger value transactions from our OEM channel. Product revenue from our OEM channels decreased 10% in 2012 relative to 2011, after decreasing 6% in 2011 compared to 2010. These declines reflect decreased performance from our OEM partners, specifically in the U.S. market. We have supported our OEM partners' efforts to sell total solutions to their customers that include generators and switchgear that they manufacture along with our UPS products as a total solution. If our OEM partners are successful with this strategy, we believe that it will help drive an increase in our UPS product revenue. However, as our OEM partners sell more solutions, quarterly revenue becomes more variable. Caterpillar remains one of our largest customers as well as our largest OEM customer. Sales to Caterpillar represented 13% of our total revenue in 2012 compared to 16% in 2011.

Product sales from our IT channel partners represented 37% of product revenues for 2012 compared to 39% in 2011. This reduction reflects decreased demand of our MIS products during 2012 from our IT channel partners, primarily by HP. The level of orders may continue to fluctuate depending on our partner's success and need for infrastructure solutions.

North America sales were 57% of our product revenue for 2012, compared to 62% for 2011. Our North America sales decreased by 8% in 2012 compared to 2011, primarily as a result of lower MIS product revenue and the decrease in sales from our OEM channels.

We also sell products directly to customers in Asia and Europe and we have a network of international distributors in other territories. In these markets, customers are more likely to purchase a total power solution such as PowerHouse from us rather than a stand-alone UPS system. This usually results in a longer selling cycle and makes quarterly results from these regions more inconsistent and dependent upon a smaller number of larger value transactions. Thus, the amount of revenue from our international markets can fluctuate significantly on a quarterly basis, but continue to increase when evaluated on an annual basis. Our sales in Europe increased

by 15% in 2012 to $21.9 million as we continue to expand our sales force and operations, particularly in Germany and the UK where we have had an increase in UPS sales. Our sales in Asia decreased by 20% in 2012 to $6.2 million, which was primarily due to changing our focus from Japan, after closing our regional office there, to sales in China, where we see more return on investment opportunity and long term growth potential. China represents the second largest UPS market in the world and has the potential to become a substantial market for our products. Over time we anticipate increasing sales of our UPS products as well as our MIS products in China. We have historically experienced a lag between adding sales and service capabilities and generating meaningful revenue from a new territory. As a result, we would expect that the investments we have made during the last few years in Europe and Asia will generate higher revenues from these regions in 2013. We continue to invest in sales, service and marketing capabilities in each of these regions as well as building brand awareness for our company and products globally. We expect that a significant portion of our total revenue will continue to be derived from international sales.

Sales of our branded products through our direct and manufacturer's representative channels represented 48%, 45%, and 53% of our product revenue for 2012, 2011, and 2010, respectively. As direct sales typically have higher profit margins than sales through our OEM and IT channels, we will continue to focus on building our direct sales channel to increase revenue and improve profit margins and to decrease our dependency upon any particular channel partner. We believe sales of our Active Power branded products in markets that were not covered by our OEMs will continue to increase over time and will continue to become a larger percentage of our total revenue.

Comparison of 2011 to 2010

The growth of our product revenue in 2011 came from the sale of modular infrastructure solutions, including Powerhouse, as our solutions gained market acceptance. We were able to significantly increase volume for these products through our IT channel partners and also with our direct sales organization, particularly in the Europe and Asia markets. We have been able to capitalize on the growing modular infrastructure solution market, where our modular power solutions offer higher power density and lower operating costs than competitive systems. Our solution is highly complementary to the offerings of IT companies marketing modular data center and IT products. We introduced the modular IT infrastructure solutions during 2010 as a way to capitalize on this complementary opportunity and to help grow sales of our PowerHouse products into the modular data center market. We were also successful at selling our PowerHouse product directly to military, utility and data center customers during 2011. Our efforts to grow modular power and IT infrastructure solution sales reflects our strategy of focusing on selling total solutions and not just UPS products to our customers.

Offsetting this increase in sales of our modular power and IT infrastructure products, we experienced a decline in sales of our UPS products in 2011. We had an absence of large UPS-only orders in 2011 from hyper-scale IT and collocation customers who had purchased large volumes of UPS products directly from us in 2010, particularly in the North American market that caused a decrease in UPS product revenues. We also saw a decline in sales volume from our OEM partners who historically have been our largest customer of UPS systems.

Individual modular power infrastructure sales have been as high as $6.0 million in 2011, as we delivered multiple modular power infrastructure products to single customers and our single largest order for modular infrastructure products was over $7.0 million in 2011.

Product sales from our OEM channels, which were primarily from the sale of UPS systems, represented 17% of our total revenue for 2011 compared to 20% in 2010. Sales of our UPS products are a much smaller part of our OEM partner's total business and subject to more volatility in quarterly sales, particularly during difficult economic periods as the OEM partners focus on their core business. In 2011 we saw fewer transactions, but larger value transactions from our OEM channel. Product revenue from our OEM channels decreased by 5% in 2011 relative to 2010, after increasing by 30% in 2010 compared to 2009, reflecting decreased performance from our OEM partners. Caterpillar was one of our largest customers as well as our largest OEM customer in 2011.

Product sales from our IT channel partners represented 39% of our product revenues for 2011 compared to 27% of product revenues in 2010. This growth reflected the increased sales of modular power and IT infrastructure solutions during 2011 by our IT channel partners for their end-customers.

North America sales were 64% of our total revenue for 2011, compared to 73% for 2010. Our North America sales increased by 2% in 2011 compared to 2010, primarily as a result of lower UPS systems revenue and the decrease in sales from our OEM channels, which was offset by the continued growth in sales of our modular power and IT infrastructure solutions.

We also sell products directly to customers in Asia and Europe and we have a network of international distributors in other territories to sell our products. In these markets, customers are more likely to purchase a total power solution such as PowerHouse from us rather than a stand-alone UPS system. This usually results in a longer selling cycle and makes quarterly results from these regions more inconsistent and dependent upon a smaller number of larger value transactions. Thus the amount of revenue from our international markets can fluctuate significantly on a quarterly basis, but continue to increase when evaluated on an annual basis. Our sales in Europe increased by 47% in 2011 to $19.1 million as we continued to expand our sales force and operations, particularly in Germany and the UK where we have had success selling modular power infrastructure solutions into the data center market. Our sales in Asia increased by 76% in 2011 to $7.8 million, which increase primarily consists of increasing PowerHouse sales in China.

Sales of Active Power branded products through our direct and manufacturer's representative channels represented 45% of our product revenue for 2011, compared to 53% for 2010.

Service and other revenue

Service and other revenue primarily relates to revenue generated from both traditional (after-market) service work and from customer-specific system engineering. This includes revenue from design, installation, startup, repairs or reconfigurations of our products and the sale of spare or replacement parts to our OEM and end-user customers. It also includes revenue associated with the costs of travel of our service personnel and revenues or fees received upon contract deferment or cancellation. Revenue from extended maintenance contracts with our customers is also included in this revenue category. The following table summarizes for the periods indicated a year-over-year comparison of our service and other revenue (in thousands):

Year	Annual Amount	Change from Prior Year	Percent Change
2012	$ 14,284	$ 1,452	11%
2011	12,832	3,524	38%
2010	9,308	1,834	25%

Service and other revenue increased by 11% for 2012, compared to 2011. This increase is primarily due to higher levels of service and contract work from direct product sales and from professional fees associated with modular infrastructure solution sales. For these customers we provide a full power solution, including site preparation, installation of an entire power solution and provision of all products required to provide a turnkey product to the end user often including maintenance services. We also had increased service revenues from maintenance contracts and repair related activities as our increasing install base of UPS customers provides greater opportunities to generate such revenues. In situations where we make sales through our OEM channel, it is typical for the OEM to provide these types of services to their end-user customers directly, so these revenue sources do not exist on our OEM sales.

Service and other revenue increased by 38% for 2011, compared to 2010. This increase is primarily due to higher levels of service and contract work from direct product sales and from professional fees associated with PowerHouse and other modular infrastructure solutions sales. We also had increased service revenues from maintenance contracts and repair related activities as our increasing install base of UPS customers provides greater opportunities to generate such revenues.

Cost of product revenue

Cost of product revenue includes the cost of component parts of our products, ancillary equipment that is sourced from external suppliers, personnel, equipment and other costs associated with our assembly and test operations, including costs from having underutilized facilities, depreciation of our manufacturing property and equipment, shipping costs, warranty costs, and the costs of manufacturing support functions such as logistics and quality assurance. The following table summarizes for the periods indicated, a year-over-year comparison of our cost of product revenue (in thousands):

Year	Annual Amount	Change from Prior Year	Percent Change
2012	$ 42,510	$ (5,154)	(11) %
2011	47,664	7,619	19%
2010	40,045	14,218	55%

The cost of product revenue decreased by 11% in 2012, while our product revenues decreased by 1%. This reflects improved pricing on our UPS products, a change in product mix towards higher UPS sales, as well as a focused effort to increase efficiencies by reducing levels of unabsorbed overhead costs. Cost of product revenue also included $0.2 million of stock-based compensation expense in both 2012 and 2011. The cost of product revenue as a percentage of total product revenue was 69% and 76% in 2012 and 2011, respectively. During 2012 and 2011 we operated a manufacturing facility that has a manufacturing and testing capacity significantly greater than required by our current product revenue levels.

We also continued to improve the efficiency and utilization of our manufacturing facility, which comprises of a large portion of our fixed costs. We incurred approximately $5.6 million and $6.0 million, in 2012 and 2011 respectively, in fixed costs for our manufacturing facility. Our manufacturing capacity is in excess of our current business requirements. We expense the excess costs of the underutilization of this facility as part of our cost of product revenues.

The 19% increase in cost of product revenue compares to the 13% increase in product revenues that we experienced in 2011 compared to 2010. This disparity reflects the higher relative cost and lower margin on our modular power and IT infrastructure products that we have historically experienced. Cost of product revenue also included $0.2 million and $0.1 million of stock-based compensation expense in 2011 and 2010, respectively. The cost of product revenue as a percentage of total product revenue was 76% in 2011, compared to 72% for 2010. This increase in cost as a percentage of revenue compared to 2010 reflects the impact of sales product mix and the higher levels of unabsorbed overhead costs attributable to a lower level of UPS system production. Our margins on modular infrastructure solutions sales were lower compared to the margins realized on our UPS sales because we realized lower margins on the third party equipment that we purchased and included in our containerized product offerings.

Cost of service and other revenue

Cost of service and other revenue includes the cost of component parts that we use in service or sell as spare parts, as well as labor and overhead costs of our service organization. This includes travel and related costs incurred in fulfilling service obligations to our customers and the costs of third party contractors used in completion of some of our professional services. The following table summarizes for the periods indicated a year-over-year comparison of our cost of service and other revenue (in thousands):

Year	Annual Amount	Change from Prior Year	Percent Change
2012	$ 9,091	$ (826)	(8) %
2011	9,917	3,027	44%
2010	6,890	1,636	31%

The cost of service and other revenue decreased by 8% in 2012 while our service and other revenues increased by 11%. As a percentage of service and other revenues, our costs were 64% of revenue in 2012, compared to 77% in 2011. This decrease in the cost of service and other revenue reflects higher utilization of service personnel and improved revenues on professional service work we perform for MIS systems installations. We continued to expand our service team to broaden the geographic regions where we have service capability as our total business grows. Operationally, we were challenged to manage the growth of our service organization so that it scales with the growth in total revenues so that we can meet customer requirements without growing our service organization cost structure too rapidly. The utilization of our service personnel will also be affected by the number of modular infrastructure solution products implemented in a particular period; in periods where we have a low number of installation projects, our costs as a percentage of revenue would be expected to increase. A large portion of the costs involved in operating our service organization are fixed in nature and we incur approximately $0.4 million to $0.5 million in unabsorbed overhead each quarter. We continued to work on reducing our service overhead through better utilization of our service employees and cost control measures. This infrastructure also means that we can leverage this investment and grow our service capabilities substantially by adding direct technical labor only as required.

The cost of service and other revenue increased by 44% in 2011 while our service and other revenues increased by 38%. As a percentage of service and other revenues, our costs were 77% of revenue in 2011, compared to 74% in 2010. This increase in the cost of service and other revenue was primarily due to lower margins realized in Europe for design, installation and project management on a number of large modular power infrastructure system sales in 2011. Additionally, we continued to expand our service team to broaden the geographic regions where we have service capability as our total business grows.

Gross profit

The following table summarizes for the periods indicated a year-over-year comparison of our gross profit in total (in thousands):

Year	Annual Amount	Change from Prior Year	Percent Change	Gross Margin
2012	$ 24,714	$ 6,813	38%	32%
2011	17,901	(119)	(1) %	24%
2010	18,020	8,790	95%	28%

The following table shows gross margin by component, product or service, year over year.

Year	Product	Change from Prior Year	Service and Other	Change from Prior Year
2012	31%	29%	36%	57%
2011	24%	(14)%	23%	(12)%
2010	28%	-	26%	-

The increase in gross profit margin in 2012 compared to 2011 reflects the impact of an increase in product mix, weighted towards sales of our UPS products and services as a percentage of our total revenue. Generally, we realize lower margins on our MIS products than sales of our UPS products because they include a higher proportion of third party ancillary equipment that we are not able to resell at margins that are comparable to our UPS products. A change in sales mix driven by an increase in revenues from these higher margin products as a percentage of total revenues will result in a higher gross profit for our business. Our margins were also positively impacted by lower unabsorbed overhead costs from our manufacturing operations due to higher UPS product revenue.

The decrease in gross profit margin in 2011 compared to 2010 reflects the impact of an increase in sales of our modular power and IT infrastructure products as a percentage of our total revenue and the decline in our UPS systems revenue. Our margins were also negatively impacted by lower margins on professional services in Europe related to modular power infrastructure system installation and management, and from higher unabsorbed overhead costs from our manufacturing operations due to lower UPS product revenue. Our costs for manufacturing modular infrastructure products did increase faster than our ability to increase revenue from these products in 2011, resulting in lower product margins compared to 2010 for this revenue source.

We do not expect gross profit margins to continue to increase at the same rate in 2013 as they did in 2012, as we expect our future margins to be impacted by our geographic mix of revenues and new products that we bring to market for the first time.

Research and development

Research and development expense primarily consists of compensation and related costs for employees engaged in research, development and engineering activities, third party consulting and development activities, as well as an allocated portion of our occupancy and other costs. The following table summarizes for the periods indicated, a year-over-year comparison of our research and development expense (in thousands):

Year	Annual Amount	Change from Prior Year	Percent Change	Percent Of Total Revenue
2012	$ 5,440	$ 701	15%	7%
2011	4,739	1,327	39%	6%
2010	3,412	(758)	(18)%	5%

Overall our research and development expenses were approximately $0.7 million, or 15%, higher in 2012 compared to 2011. We believe our next generation of UPS product will offer greater power modularity and space efficiencies compared to our existing UPS products, especially as we target the higher power market groups. We increased headcount to support this new product development and to support new modular infrastructure products that we believe will contribute to future revenue growth for us. It is anticipated that the new UPS product line will allow improved profit margins and provide a larger addressable market for our UPS systems business. Our research and development efforts in 2011 and 2012 were largely focused on new configurations of our existing flywheel technology, as well as refinements and enhancements to the standardization of our modular infrastructure solution products. Research and development expenses included approximately 0.2 million of stock-based compensation expense in both 2012 and 2011. We anticipate our research and development expenditures in 2013 will increase compared to 2012 as we finalize development of our next generation UPS products and make further investments to broaden our product portfolio.

Overall our research and development expenses were approximately $1.3 million, or 39%, higher in 2011 compared to 2010. We are currently developing a next generation of UPS product that we believe will offer greater power modularity and space efficiencies compared to our existing UPS products, especially as we target the higher power market groups. We increased headcount in 2011 to support this new product development and to support new modular power and IT infrastructure products. Our research and development efforts in 2010 were largely focused on new configurations of our existing flywheel technology, as well as refinements and enhancements to the standardization of our PowerHouse and modular IT infrastructure solution products. Research and development expenses included approximately $0.2 million and $0.1 million of stock-based compensation expense in 2011 and 2010, respectively.

Selling and marketing

Selling and marketing expense primarily consists of compensation, including variable sales compensation, and related costs; for sales and marketing personnel; related travel, selling and marketing expenses; compensation paid to resellers and agents; an allocated portion of our occupancy and other costs; and the cost of our foreign sales operations. The following table summarizes for the periods indicated a year-over-year comparison of our selling and marketing expense (in thousands):

Year	Annual Amount	Change from Prior Year	Percent Change	Percent Of Total Revenue
2012	$ 14,139	$ 327	2%	19%
2011	13,812	719	5%	18%
2010	13,093	1,662	15%	20%

Selling and marketing costs were approximately $0.3 million, or 2%, higher in 2012 compared to 2011. The increase from 2011 is primarily related to an increase in compensation. Selling and marketing expenses also include approximately $0.5 million of stock-based compensation expense in both 2012 and 2011. We anticipate our selling and marketing expenses will decline in 2013 as we gain more productivity from the investments made in this area in 2011 and 2012.

Selling and marketing costs were approximately $0.7 million, or 5%, higher in 2011 compared to 2010. The increase from 2010 reflects higher salary costs as a result of an increase in headcount for our direct sales organization in the U.S. offset, in part, by lower variable sales compensation due to our lower gross margins. The increase also reflects increased headcount as we focus on marketing efforts on building and improving our brand and expanding our sales organization, particularly in Europe and Asia, to support our direct selling and channel sales activities. We added specific sales resources to support each of our OEM and IT sales channels during 2010 and 2011, which we believe contributed to the improved performance from each of these channels. We also incurred additional expenses of approximately $0.5 million related to the closing of our office in Japan in December 2011. Selling and marketing expenses also include approximately $0.5 million and $0.3 million of stock-based compensation expense in 2011 and 2010, respectively.

General and administrative

General and administrative expense is primarily comprised of compensation and related costs for board, executive and administrative personnel, and professional fees. The following table summarizes for the periods indicated a year-over-year comparison of our selling, general and administrative expense (in thousands):

Year	Annual Amount	Change from Prior Year	Percent Change	Percent Of Total Revenue
2012	$ 6,861	$ 631	10%	9%
2011	6,230	911	17%	8%
2010	5,319	727	16%	8%

General and administrative expenses for 2012 increased approximately $0.6 million, or 10%, compared to 2011. This increase primarily reflects costs associated a $0.2 million impairment charge associated with tooling and demonstration equipment, a one-time restructuring charge of $0.2 million associated with our reduction in force in the third quarter of 2012, and increased professional fees of $.2 million associated with a settled lawsuit and special shareholder meeting. General and administrative expenses also included approximately $0.5 million and $0.8 million in stock-based compensation expense in 2012 and 2011, respectively. We anticipate that the level of general and administrative expenses in 2013 should remain at similar levels to those in 2012.

General and administrative expenses for 2011 increased approximately $0.9 million, or 17%, compared to 2010. This increase primarily reflects costs incurred of approximately $0.9 million related to the separation of employment of our former Chief Executive Officer in October 2011 and for costs incurred in our efforts to hire a new Chief Executive Officer. General and administrative expenses also included approximately $0.8 million and $0.6 million in stock-based compensation expense in 2011 and 2010, respectively.

Interest expense, net

The following table summarizes the yearly changes in our net interest expense (in thousands):

Year	Annual Amount	Change from Prior Year	Percent Change
2012	$ 327	$ 102	45%
2011	225	103	84%
2010	122	53	77%

The increase in net interest expense in 2012 primarily reflects drawdowns on our line of credit early in 2012. We negotiated a $12.5 million revolving credit facility with our bank in August 2010 that incurs a minimum monthly interest. Our average cash and investments balance over 2012 has decreased by $0.9 million, or 7%, compared to the average balance over 2011.

The increase in net interest expense in 2011, as compared to 2010, primarily reflects lower interest income earned on lower interest rates as well as higher interest expense as we had a larger average outstanding balance on our revolving credit facility in 2011. Our average cash and investments balance over 2011 increased by $1.4 million, or 12%, compared to the average balance over 2010, reflecting the $3.0 million in borrowing under our revolving line of credit in 2011.

Other income (expense), net

Other income (expense) in the years ended 2012, 2011 and 2010 mostly reflects foreign exchange gains (losses) on bank accounts held in foreign currencies by our subsidiary companies.

Income tax expense

Due to operating losses, we have not recorded any income tax expenses, other than minimum or statutory costs. During 2012 we recorded a net tax benefit due to certain tax credits that we earned. As of December 31, 2012, our accumulated net operating loss carry-forward was $208.0 million and our research and development credit carry-forwards were $3.3 million. We anticipate that these loss carry-forward amounts may offset future taxable income that we may achieve and thus reduce future tax liabilities. However, because of uncertainty regarding our ability to use these carry-forwards and the potential limitations due to ownership changes, we have established a valuation allowance for the full amount of our net deferred tax assets.

During 2011 we recorded a net tax benefit due to certain tax credits that we earned. As of December 31, 2011, our accumulated net operating loss carry-forward was $210.0 million and our research and development credit carry-forwards were $3.3 million.

Critical Accounting Policies and Estimates

We consider an accounting policy to be critical if:

- the accounting estimate requires us to make assumptions about matters that are highly uncertain or require the use of judgment at the time we make that estimate; and

- changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we could have reasonably used instead in the current period, would have a material impact on our financial condition or results of operations.

Management has reviewed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors, and the Audit Committee has reviewed these disclosures. In addition, there are other items within our financial statements that require estimation, but are not deemed critical as defined above. Changes in these and other items could still have a material impact upon our financial statements.

Allowance for doubtful accounts

Trade receivables are recorded at the stated amount, less an allowance for doubtful accounts. The allowance represents estimated uncollectible receivables associated with potential customer defaults on contractual obligations, usually due to the customer's potential insolvency. The allowance includes amounts for certain customers where a risk of default has been specifically identified. In addition, the allowance includes a provision for customer defaults on a general formula basis when it is determined the risk of some default is probable and estimable, but cannot yet be associated with certain customers. The assessment of the likelihood of customer defaults is based on various factors, including the length of time the receivables are past due, risks unique to particular geographic regions, historical experience and existing economic conditions. Historically, a large portion of our sales have been made through OEM channels to a few large customers, and so our credit losses have been minimal. As we integrate additional distribution channels into our business and increase our direct sales to more and smaller customers, the risk of credit loss may increase.

Inventories

Inventories are priced at the lower of cost (using the first-in, first-out method) or market. We estimate inventory reserves on a quarterly basis and record reserves for obsolescence or slow-moving inventory based on assumptions about future demand and marketability of products, the impact of new product introductions, inventory turns and specific identification of items, such as product discontinuance, damaged goods or engineering/material changes.

Warranty liability

Estimated warranty liability costs are accrued for each of our products at the time of sale. Our estimates are principally based on assumptions regarding the lifetime warranty costs of each product, including where little or no claims experience may exist. Due to the uncertainty and potential volatility of these estimates, changes in our assumptions could have a material effect on our reported operating results. Our estimate of warranty liability is reevaluated on a quarterly basis. Experience has shown that initial data for a new product can be very volatile due to factors such as product and component failure rates, material usage and service delivery costs in correcting product failures; therefore our process relies upon long-term historical averages until actual data is available. As actual experience becomes available, it is used to modify the historical averages to ensure that the forecast is within the range of likely outcomes. The resulting balances are then compared to current spending rates to help ensure that the accruals are adequate to meet expected future obligations.

Revenue recognition

We generally recognize revenue when four criteria are met: (i) persuasive evidence that an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the sales price is fixed or determinable; and (iv)collectability is reasonably assured. Revenue-generating transactions generally fall into one of the following categories of revenue recognition:

- We recognize product revenue at the time of shipment for substantially all products sold directly to customers and through distributors because title and risk of loss pass on delivery to the common carrier. Our customers and distributors do not have the right to return products. If title and risk of loss pass at some other point in time, we recognize such revenue for our customers when the product is delivered to the customer and title and risk of loss has passed. We may enter into bill-and-hold arrangements and when this occurs delivery may not be present, but other criteria are reviewed to determine proper timing of revenue recognition.

- We recognize installation and service and maintenance revenue at the time the service is performed.

- We recognize revenue associated with extended maintenance agreements ("EMAs") over the life of the contracts using the straight-line method, which approximates the expected timing in which applicable services are performed. Amounts collected in advance of revenue recognition are recorded as a current or long-term liability based on the time from the balance sheet date to the future date of revenue recognition.

- We recognize revenue on certain rental programs over the life of the rental agreement using the straight-line method. Amounts collected in advance of revenue recognition are recorded as a current or long-term liability based on the time from the balance sheet date to the future date of revenue recognition.

- Shipping costs reimbursed by the customer are included in revenue.

Multiple element arrangements ("MEAs"). Arrangements to sell products to customers frequently include multiple deliverables. Our most significant MEAs include the sale of one or more of our CleanSource UPS or PowerHouse products, combined with one or more of the following products: design services, project management, commissioning and installation services, spare parts or consumables, and EMA's. Delivery of the various products or performance of services within the arrangement may or may not coincide. Certain services related to design and consulting may occur prior to delivery of product and commissioning and installation typically take place within 6 months of product delivery, depending upon customer requirements. EMAs, consumables, and repair, maintenance or consulting services generally are delivered over a period of one to five years. In certain arrangements revenue recognized is limited to the amount invoiced or received that is not contingent on the delivery of future products and services.

When arrangements outside the scope of software revenue recognition guidance include multiple elements, we allocate revenue to each element based on the relative selling price and recognize revenue for each element when the elements have standalone value and the four criteria for revenue recognition have been met. We establish the selling price of each element based on Vendor Specific Objective Evidence ("VSOE") if available, Third Party Evidence ("TPE") if VSOE is not available, or Best Estimate of Selling Price if neither VSOE nor TPE is available. We generally determine selling price based on amounts charged separately for the delivered and undelivered elements to similar customers in standalone sales of the specific elements. When arrangements include an EMA, we recognize revenue related to the EMA at the stated contractual price on a straight-line basis over the life of the agreement.

Any taxes imposed by governmental authorities on our revenue-producing transactions with customers are shown in our consolidated statement of operations on a net-basis; that is excluded from our reported revenues.

Stock-based compensation

We account for stock-based compensation using a fair-value based recognition method. Stock-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as an expense ratably over the requisite service period of the award. Determining the appropriate fair-value model and

calculating the fair value of stock-based awards at the grant date requires considerable judgment, including estimating stock price volatility, expected option life and forfeiture rates. We develop our estimates based on historical data and market information that can change significantly over time. A small change in estimates used can have a relatively large impact on the estimated valuation.

We use the Black-Scholes option valuation model to value employee stock awards. We estimate stock price volatility based upon our historical volatility. Estimated option life and forfeiture rate assumptions are derived from historical data. For stock-based compensation awards with graded vesting, we recognize compensation expense using the straight-line amortization method.

Liquidity and Capital Resources

Our primary sources of liquidity at December 31, 2012 are our cash and cash equivalents on hand, our bank credit facilities and projected cash flows from operating activities. If we meet our cash flow projections in our current business plan, we expect that we will have adequate capital resources to continue operating our business for at least the next 12 months. Our business plan and our assumptions around the adequacy of our liquidity are based on estimates regarding expected revenues and future costs. However, there are scenarios in which our revenues may not meet our projections, our costs may exceed our estimates or our working capital needs may be greater than anticipated. Further, our estimates may change and future events or developments may also affect our estimates. Any of these factors may change our expectation of cash usage in 2013 and beyond or significantly affect our level of liquidity.

In August 2010, we entered into a Second Amended and Restated Loan and Security Agreement (the "Loan Agreement") with our existing bank, Silicon Valley Bank ("SVB") which increased the total availability to $12.5 million subject to certain borrowing bases. This facility expanded our ability to borrow funds from U.S. receivables to include qualifying receivables from our UK operations as well, increased our ability to use inventory as collateral, and also added an ability to borrow against purchase orders. These additional bases of borrowing were designed to allow us to use the credit facility to fund inventory purchases in the event we received large or multiple sales orders that would require a major investment in inventory and work in progress such as our modular infrastructure solutions products, to help fund continued growth in our business and to manage our working capital requirements.

This loan facility provides for a secured revolving line of credit in an aggregate amount of up to eighty percent (80%) of the facility amount of $15.625 million, or $12.5 million, subject to certain borrowing bases. In the event we have maintained unrestricted cash and cash equivalents of at least $6.25 million with SVB for at least 30 consecutive days, which is referred to as being in a "Streamline Period", the borrowing base formula is based on eligible accounts receivable, eligible purchase orders and eligible inventory, subject to a sublimit of $5 million for U.K. accounts receivable, $3.5 million for inventory and $1.5 million for purchase orders. When we are not in a Streamline Period, our borrowings are limited based on accounts receivable and purchase orders that SVB has specifically agreed to finance and a borrowing base for eligible inventory. We may also request that SVB issue letters of credit on our behalf, of up to $1.5 million, as a portion of our total loan facility.

On August 5, 2010, we borrowed approximately $2.5 million in revolving loans, all of which was used to refinance all indebtedness owing from the Company to SVB under our previous credit facility. The credit facility increases the total credit available from our previous loan facility with SVB, which was $6.0 million, and enables us to borrow against eligible inventory, foreign receivables and customer purchase orders in addition to eligible accounts receivable.

In August 2012, we entered into the Second Amendment to Second Amended and Restated Loan and Security Agreement with SVB (the " Amendment ") which amends the Second Amended and Restated Loan and Security Agreement, dated as of August 5, 2010, by and between us and SVB. Pursuant to the Amendment, the maturity date of the loan facility was extended by two years, to August 5, 2014, unless earlier terminated by us, subject to any then applicable early termination fee. The Amendment further provides for, among other things, (i) adding a $1.5 million sublimit under the borrowing base formula for 91-120 day aged accounts

receivable, (ii) removing eligible purchase orders from the borrowing base formula, and (iii) removing sublimits providing for the issuance of letters of credit and cash management services. Additionally, pursuant to the Amendment, the definition of "Streamline Period" was amended such that the Company will be deemed to be in a Streamline Period in the event that it has a liquidity ratio of greater than or equal to 1.75:1.00 at all times for at least 60 consecutive days; provided that a Streamline Period will automatically be in effect if the Company achieves such liquidity ratio as a result of the sale of its equity securities.

Further, the Amendment provides for, among other things, (i) amending the finance charge on each eligible account financed by SVB to a per annum rate equal to SVB's prime rate, subject to a minimum prime rate of four percent (4.00%), plus (a) one and one-quarter percent (1.25%) when we are in a Streamline Period or (b) one and three-quarters percent (1.75%) for eligible accounts (other than eligible 91-120 day aged accounts) and two percent (2.00%) for eligible 91-120 day aged accounts when we are not in a Streamline Period, and (ii) reducing the interest rate upon which each inventory advance accrues interest such that each advance based upon inventory accrues interest at a per annum rate equal to SVB's prime rate, subject to a minimum prime rate of four percent (4.00%), plus (a) one and one-quarter percent (1.25%) when we are in a Streamline Period or (b) three and one half percent (3.50%) when the Company is not in a Streamline Period.

Finance charges and interest are payable monthly, and all principal and interest is due on the maturity date of August 5, 2014. However, when we are not in a Streamline Period, we must repay advances based on receivables when we receive the receivable that has been financed, and we must repay advances based on purchase orders within 120 days of the date of the purchase order, together with all finance charges on such advances.

The revolving loans made to us under this loan facility are secured by a lien on substantially all of our assets. In addition, on August 5, 2010, Active Power Solutions Limited, a wholly-owned United Kingdom subsidiary of Active Power, entered into a Guarantee and Debenture with SVB (the "Guarantee and Debenture"), pursuant to which Active Power Solutions Limited guarantied all of the obligations of Active Power under the Loan Agreement and secured its obligations under the Guarantee and Debenture with a security interest on substantially all of its assets.

The Loan Agreement includes customary affirmative covenants for a credit facility of this size and type, including delivery of financial statements, compliance with laws, maintenance of insurance and protection of intellectual property rights. Further, the Loan Agreement contains customary negative covenants for a credit facility of this size and type, including covenants that limit or restrict our ability, among other things, to dispose of assets, change our business, change our CEO or CFO without replacing such person within 120 days, have a change in control, make acquisitions, be acquired, incur indebtedness, grant liens, make investments, make distributions, repurchase stock, and enter into certain transactions with affiliates. The Loan Agreement also requires us to maintain a minimum liquidity ratio of 1.25:1. The liquidity ratio is defined as the ratio of unrestricted cash and cash equivalents and marketable securities plus eligible accounts receivable to all indebtedness owed by us to SVB. We are currently in compliance with all loan covenants under the Loan Agreement.

The Loan Agreement contains customary events of default that include, among other things, non-payment defaults, covenant defaults, material adverse change defaults, insolvency defaults, material judgment defaults and inaccuracy of representations and warranty defaults. The occurrence of an event of default could result in the acceleration of obligations under the Loan Agreement, in which case we must repay all loans and related charges, fees and amounts then due and payable, and our subsidiary may be required to pay any such amounts under the Guarantee and Debenture. At the election of SVB, upon the occurrence and during the continuance of an event of default, finance charges or interest rates, as applicable, will increase an additional five percentage points (5.00%) per annum above the rate that is otherwise applicable thereto upon the occurrence of such event of default, and the collateral handling fees will increase by one-half percent (0.50%).

During 2012, we borrowed amounts under this credit facility based on our short term liquidity requirements. Based on the borrowing base formula, we had an additional $7.3 million available for use at December 31, 2012 under this credit facility. We believe the renegotiated credit facility will enable us to extend and better utilize this credit facility and provide us greater flexibility in our working capital management.

A substantial increase in sales of our PowerHouse or our modular IT infrastructure solutions products or a substantial increase in UPS sales may materially impact the amount of liquidity required to fund our operations. The amount of time between the receipt of payment from our customers and our expenditures for raw materials, manufacturing and shipment of products (the cash cycle) for sales of our CleanSource UPS product can be as short as 45 days, and is typically 60 days. However, the cash cycle on a MIS sale can be as much as 210 days, depending upon customer payment terms. We intend to mitigate the financial impact of this longer cash cycle by requiring customer deposits and periodic payments where possible from our customers. This is not always commercially feasible, and in order to increase our MIS sales, we may be required to make larger investments in inventory and receivables. These larger investments may require us to obtain additional sources of working capital, debt or equity financing in order to fund this business.

Should additional funding be required or desirable, we would expect to raise the required funds through borrowings or public or private sales of debt or equity securities. If we raise additional funds through the issuance of convertible debt or equity securities, the ownership of our existing stockholders could be significantly diluted. If we obtain additional debt financing, a substantial portion of our operating cash flow may be dedicated to the payment of principal and interest on such indebtedness, and the terms of the debt securities issued could impose significant restrictions on our operations. We do not know whether we will be able to secure additional funding, or funding on terms acceptable to us, to continue our operations as planned. If financing is not available, we may be required to reduce, delay or eliminate certain activities or to license or sell to others some of our proprietary technology.

Significant uses of cash

Operating Activities

The following table summarizes the yearly changes in cash provided by (used in) operating activities (in thousands):

Year	Annual Amount	Change from Prior Year	Percent Change
2012	$ (5,990)	$ 660	10%
2011	(6,650)	(6,582)	(9,679)%
2010	68	6,984	101%

Cash used in operating activities was $6.0 million in 2012 compared to $6.7 million in 2011. Cash used in operating activities was primarily related to changes in current assets and current liabilities, or our net working capital, specifically accounts receivable. Changes in our net working capital, resulted in cash used of $6.9 million in 2012, compared to $3.0 million in 2011. Cash used in operating activities in 2011 included approximately $1.4 million in costs attributable to the departure of our Chief Executive Officer and costs associated with closure of certain foreign operations.

As our business activity grows, we have had to finance a larger level of inventory and receivables to support this higher level of activity, particularly with our modular infrastructure solutions which have a much longer construction time than our UPS business. Our receivables increased by $6.7 million or 60% during 2012, while inventories increased $1.6 million in 2012 and accounts payable and accrued expenses decreased $1.1 million. These changes reflect the frequent changes in our working capital that can result in very large fluctuation in inventory, payables and receivables, even weekly, based on the large size of some of our orders.

Our top five customers represented 70% of our total revenue during 2012. In addition, as of December 31, 2012, our five largest receivables were 47% of our total receivables. As a result of this customer concentration, our failure to collect receivables from any of these customers in a timely manner could have a significant adverse effect on our liquidity. This risk may potentially increase as we sell more PowerHouse products due to their higher average selling price. We do continue to request deposits and periodic payments from large customers where commercially possible, particularly for projects with multiple deliverables. However, the amount of such advance payments can fluctuate significantly on a quarterly basis, depending on the size and scope of customer orders at any point in time. As a result, we will need to continue to focus on management of cash and working capital in 2013 in order to manage the level of funds we use in our operating activities.

Cash used in operating activities was $6.7 million in 2011 compared to cash provided by operating activities of $0.07 million in 2010. This change in cash used in operating activities was primarily due to the $3.1 million increase in our operating losses and due to changes in current assets and current liabilities, or our net working capital. Cash used in operating activities in 2011 included approximately $1.4 million in costs attributable to the departure of our Chief Executive Officer and costs associated with closure of certain foreign operations.

Investing Activities

Investing activities primarily consist of sales and purchases of investments and purchases of property and equipment. Fluctuations in the sale and purchase of investments generally reflect our use of these investment funds to finance our ongoing operations. The cash used in investing activities decreased from $2.3 million in 2011 to $1.1 million in 2012 as we invested less in capital expenditures in 2012, and in 2011 we had invested in our sales and marketing programs with PowerHouse demonstration units in the US, China and Germany. Capital expenditures decreased in 2012 from 2011 by approximately $1.1 million. This decrease primarily related to purchasing equipment to support our sales and marketing activities that occurred in 2011. We historically invested in our manufacturing infrastructure and, because we have a production capacity in excess of our current revenue level we can substantially increase our production levels without needing to make any material capital investments. Our capital expenditures in 2012 were related to supporting the development of our new UPS product.

Financing Activities

Funds provided by financing activities during 2012 reflect the sale of approximately 2.9 million shares of our common stock, at a purchase price of $3.40 per share, for proceeds net of issuances costs of approximately $9.6 million. Proceeds from employee stock purchases were $0.6 million in 2012. Funds provided by financing activities in 2011 primarily reflect the draw on our revolving line of credit of $3.0 million and proceeds from employee stock purchases. In February 2010, we sold approximately 13.25 million shares of common stock in a firm-commitment underwritten offering at a purchase price of $0.75 per share, for proceeds, net of fees and expenses, of $9.0 million.

Contractual Obligations

In our day-to-day operations, we incur commitments to make future payments for goods and services. These arise from entering into operating leases and as we make commitments to vendors to provide us materials and services. The following table summarizes our significant contractual obligations and commitments at December 31, 2012 (in thousands):

	Payment due by period				
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Operating lease obligations	$ 5,462	$ 1,359	$ 2,406	$ 1,228	$ 479
Purchase obligations	7,558	7,558	—	—	—
Other obligations	125	25	50	50	—

Our principal lease commitments consist of our leases for our corporate headquarters, engineering and administration facilities, and our global sales offices.

Future uses of cash

We believe that our cash and investments, projected cash flows from operations and sources of available liquidity will be sufficient to fund our operations for at least the next twelve months. Our cash cycle is such that we generally have visibility two to three quarters in advance for future orders that allows us to anticipate revenues over this period of time with some degree of confidence. However, a sudden change in business volume, positive or negative, from any of our business or channel partners or in our direct business or any customer-driven events such as order or delivery deferral could significantly impact our expected revenues. The recent global economic downturn has reduced our confidence at predicting future revenues, and even with improving economic conditions, there is still uncertainty and risk in our forecasting. This two to three quarter window of sales visibility does provide us with some opportunity to adjust expenditures or take other measures to reduce our cash consumption if we can see and anticipate a shortfall in revenue or give us time to identify additional sources of funding if we anticipate an increase in our working capital requirements due to increased revenues or changes in our revenue mix. A significant increase in sales, especially in our PowerHouse or our modular IT infrastructure solutions business, would likely increase our working capital requirements, due to the longer production time and cash cycle of sales of these products.

We expect our level of capital investments to increase approximately 40% in 2013 compared to 2012 to support the deployment of our new products and our investments in research and development.

Other factors that may affect liquidity

Beyond the next twelve months, our cash requirements will depend on many factors, including the rate of sales growth, the market acceptance of our products, the gross profit we are able to generate with our sales, the timing and level of development funding, the rate of expansion of our sales and marketing activities, the rate of expansion of our manufacturing processes, and the timing and extent of research and development projects. Although we are not a party to any agreement or letter of intent with respect to a potential acquisition or merger, we may enter into acquisitions or strategic arrangements in the future to help accelerate our growth, which could also require us to seek additional equity or debt financing. Should additional funding be required or desirable, we may need to raise the required funds through borrowings or public or private sales of debt or equity securities. If we raise additional funds through the issuance of convertible debt or equity securities, the percentage ownership of our existing stockholders could be significantly diluted. If we obtain additional debt financing, a substantial portion of our operating cash flow may be dedicated to the payment of principal and interest on such indebtedness, and the terms of the debt securities issued could impose significant restrictions on our operations. We do not know whether we will be able to secure additional funding, or funding on terms acceptable to us, to continue our operations as planned. If financing is not available, we may be required to reduce, delay or eliminate certain activities or to license or sell to others some of our proprietary technology.

Off-Balance Sheet Arrangements

During the years ended December 31, 2010, 2011 and 2012, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

New Accounting Pronouncements

In December 2011, the FASB issued FASB ASU No. 2011-11, *Balance Sheet (Topic 210)—Disclosures about Offsetting Assets and Liabilities.* ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. Entities are required to disclose both gross and net information

about these instruments. ASU 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The adoption of this ASU is not expected to have a material impact on our financial statements.

ITEM 7A. Quantitative and Qualitative Disclosures about Market Risk.

We invest our cash in a variety of financial instruments, including bank time deposits, and taxable variable rate and fixed rate obligations of corporations, municipalities, and local, state and national government entities and agencies. These investments are denominated in U.S. dollars.

Our interest income is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of our investments are in short-term instruments. We believe that our investment policy is conservative, both in terms of the average maturity of investments that we hold and in terms of the credit quality of our investments. Because of the nature of the majority of our investments, we do not believe a 1% decline in interest rates would have a material effect on our interest income or on the fair value of our investments.

Our international sales were historically made in U.S. dollars. As we have increased sales in foreign markets and opened operations in multiple foreign countries, we have executed more transactions that are denominated in other currencies, primarily Euro and British pounds. Those sales and expenses in currencies other than U.S. dollars can result in translation gains and losses which have not been significant to date. Currently, we do not engage in hedging activities for our international operations other than an increasing amount of sales and support expenses being incurred in foreign currencies as a natural hedge. However, recent volatility in currencies, particularly with the pound and Euro, is increasing the amount of potential translation gains and losses and we may engage in hedging activities in the future to mitigate the risks caused by such currency volatility.

Our international business is subject to the typical risks of any international business, including, but not limited to, the risks described in Item 1A, "Risk Factors." Accordingly, our future results could be materially harmed by the actual occurrence of any of these or other risks.

ITEM 8. Financial Statements and Selected Quarterly Financial Data.

The Financial Statements and Selected Quarterly Financial Data required by this item are included in Part IV, Item 15(a)(1) and are presented beginning on Page 71.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

ITEM 9A. Controls and Procedures.

Effectiveness of Disclosure Controls and Procedures.

Our Chief Executive Officer and our Chief Financial Officer, based on the evaluation of our disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934, as amended) required by paragraph (b) of Rule 13a-15 or Rule 15d-15, have concluded that, as of December 31, 2012, our disclosure controls and procedures were effective to ensure that the information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934, as amended, (i) is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act rules 13a-15(f) and 15d-15(f). Internal control over financial reporting is a process, designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting, and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth in Internal Control – Integrated Framework issued by COSO. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Based on our assessment, management concluded that, as of December 31, 2012, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Our independent registered public accounting firm, Grant Thornton LLP, audited our consolidated financial statements, and independently assessed the effectiveness of our internal control over financial reporting. Grant Thornton LLP has issued their report, which is included in Part IV of this Form 10-K.

Changes in Internal Control over Financial Reporting.

There have been no changes in our internal control over financial reporting during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Forward looking statements regarding the effectiveness of internal controls during future periods are subject to the risk that controls may become inadequate because of change in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

ITEM 9B. Other Information.

None.

PART III.

ITEM 10. Directors and Executive Officers of the Registrant.

The following table sets forth certain biographical information concerning our current directors, and executive officers:

Name	Age	Position(s)
J. Douglas Milner	52	President & Chief Executive Officer
Steven R. Fife.............	53	Vice President of Finance, Chief Financial Officer and Secretary
Lisa M. Brown.............	46	Vice President of Marketing & Sales Operations
Jeremiah Noel Foley.......	55	Vice President of Engineering
Uwe Schrader-Hausmann ..	58	Chief Technical Officer
Jason P. Rubin	43	Vice President of Manufacturing
Martin T. Olsen	34	Vice President of Global Sales

Executive Officers

J. Douglas Milner became our President and Chief Executive Officer on March 1, 2012 and brings to bear nearly 30 years of experience in developing and leading both private and public companies across a range of industries including the UPS and power infrastructure markets to industrial services to nuclear and petrochemical. Mr. Milner most recently served as chief operating officer at Aquilex Corporation, a global provider of critical maintenance, repair, and industrial cleaning solutions to the energy services sector. Prior to Aquilex, Mr. Milner was president of Stowe Woodward, a subsidiary of Xerium Technologies. Mr. Milner's career also includes senior leadership roles at Ziptronix, Inc., and Exide Electronics which was subsequently Powerware Corporation, a global leader in UPS technology prior to the company being acquired by Eaton. Mr. Milner received a bachelor's degree in Physics from Ohio Wesleyan University, a master's of Science in Electrical Engineering, and a master's in Business Administration from Duke University.

Steven R. Fife has been our Chief Financial Officer since November 1, 2012. As Chief Financial Officer and Vice President of Finance, he oversees all of our accounting, finance, treasury, and investor relations activities, as well as our HR and IT organizations. He previously served as the interim Chief Financial Officer of the Women's Initiative for Self Employment from April 2011 until August 2012. Also, he has served as the Chief Financial Officer and Secretary of LECG Corp. from August 2007 until August 2010 and has also held senior finance positions at several other major companies, including Senior Corporate Controller at Gilead Sciences, Vice President and Corporate Controller for Amkor Technologies, and a variety of financial posts at JDS Uniphase and Optical Coating Laboratory, Inc. Mr. Fife began his career at Deloitte & Touche, where he spent nine years serving as a senior audit manager for numerous public company clients. Mr. Fife is a CPA (inactive) and earned a Bachelor of Science in Accounting from Brigham Young University in 1983.

Lisa M. Brown was hired in December 2005 as our Vice President of Marketing and Sales Operations. In this role she is responsible for all of our product and corporate marketing, product development, public relations and sales operations functions. Prior to joining Active Power Ms. Brown spent 14 years with Broadwing Communications, a telecommunications infrastructure provider, where she held executive positions including Vice President of Marketing, Sales Operations and Customer Operations. Ms. Brown holds a Bachelor of Science degree in Business Administration, Finance, from Bloomsburg University in Pennsylvania.

J. Noel Foley joined Active Power in November 2011 as our Vice President of Engineering. In this role he is responsible for all of our product development and sustaining engineering activities. From November 2008 until joining Active Power Mr. Foley was most recently Vice President Engineering for SolarBridge Technologies, Inc, a manufacturer of AC power products for the solar industry. Prior to this, from 2003 until 2008, Mr. Foley was employed by Dell Computer Corporation most recently as the Senior Manager –AC/DC power supplies and DC/DC converters within Dell's product development group. Prior to this Mr. Foley held a number of executive roles for companies including Lucent Technologies, Vicor Corporation, Computer Products/Artesyn Technologies

in the U.S. and Ireland, and with GEC Corporation in the UK. Mr. Foley is a U.S. patent holder and holds a Bachelor of Electrical Engineering degree from University College, Cork, Ireland and a Masters degree in Business Administration from Boston College

Uwe Schrader-Hausmann joined Active Power in August 2005 and held various positions in our EMEA sales engineering group and as Managing Director of Active Power (Germany) GmbH before being promoted to Vice President—Technical Services in October 2007 and then to Chief Technical Officer in January 2009. In this role he is responsible for all customer-facing technical service functions including management of our European applications engineering, project management, and project implementation activities,. Mr. Schrader-Hausmann has over 30 years of experience in the UPS industry. Prior to joining Active Power, he spent 26 years with Piller Power Systems GmbH, a German-based rotary UPS manufacturer, most recently as Chief Technical Officer. He also has UPS experience with Max Mueller Gildemeister GmbH in Germany. Mr. Schrader-Hausman holds a Diplom-Ingeneur (the German equivalent of a Master of Science degree) from The University of Applied Science in Hanover, Germany.

Jason P. Rubin joined Active Power in March 2000 as a production planner and held various positions in our manufacturing group before being promoted to Vice President of Manufacturing in October 2005. In this role, Mr. Rubin is responsible for the manufacture and testing of all Active Power products as well as managing all material and logistic requirements to support production and our customer service activities. Mr. Rubin has over 20 years of manufacturing experience in multiple industries and immediately prior to joining Active Power was involved in managing operations and manufacturing systems for Windsport, Inc., a fabricated textile manufacturer. Mr. Rubin holds a Bachelor of Science degree in Industrial Engineering from the University of Oklahoma in Norman, Oklahoma.

Martin T. Olsen joined Active Power in April 2007 as a Director of Product Management before being promoted in May 2008 to Vice President of Business Development. In January 2010, Mr. Olsen was promoted to Vice President—Channel Sales & Business Development. In December 2010, Mr. Olsen was promoted to Vice President – Global Sales. In this role Mr. Olsen is responsible for our global sales activity, including channel sales business for our OEM partners and our IT channel sales partners, as well as our business development activities to expand our product and sales distribution channels. Prior to joining Active Power, Mr. Olsen was the Director for the data center group at Wright Line LLC, a global data center infrastructure provider for four years, and prior to that was a product marketing manager with American Power Conversion Corp., a global UPS manufacturer in both the U.S. and Europe and Asia. He also has prior product management experience with Siligen AS, a manufacturer of power availability products in Denmark. A U.S. patent holder, Mr. Olsen holds a Bachelor of Science degree in Marketing from the International Business College at Kolding, Denmark, and diplomas in Logistics and International Business Law from the International Business College at Kolding, Denmark.

The other information also required under Item 10, including information about our directors, disclosure of delinquent Section 16 filings, our Code of Ethics and matters relating to our audit committee and its members will be included under the sections captioned "Proposal One: Election of Directors." "Section 16(A) Beneficial Ownership Reporting Compliance", "Corporate Governance" and "Meetings and Committees of the Board," respectively, in our Proxy Statement for the 2013 Annual Meeting of Stockholders, which information is incorporated into this Annual Report by reference.

ITEM 11. Executive Compensation.

The information required by this Item will be included under the sections captioned "Executive Compensation," "Compensation Committee Interlocks and Insider Participation," "Compensation Committee Report" and "Certain Transactions" in our Proxy Statement for the 2013 Annual Meeting of Stockholders, which information is incorporated into this Annual Report by reference.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item will be included under the sections captioned "Ownership of Securities," "Equity Compensation Plan Information" and "Potential Payments upon Termination or Change of Control" in our Proxy Statement for the 2013 Annual Meeting of Stockholders, which information is incorporated into this Annual Report by reference.

ITEM 13. Certain Relationships and Related Transactions.

The information required by this Item will be included under the sections captioned "Certain Transactions" and "Director Independence" in our Proxy Statement for the 2013 Annual Meeting of Stockholders, which information is incorporated into this Annual Report by reference.

ITEM 14. Principal Accountant Fees and Services.

The information required by this Item will be included under the section captioned "Proposal Three: Ratification of Independent Auditors" in our Proxy Statement for the 2013 Annual Meeting of Stockholders, which information is incorporated into this Annual Report by reference.

PART IV.

ITEM 15. Exhibits and Financial Statement Schedules.

(a)

1. *Financial Statements.*

The following financial statements of Active Power, Inc. were filed as a part of the Annual Report on Form 10-K for the fiscal year ending December 31, 2012, that was filed with the Securities and Exchange Commission on March 4, 2013:

	Page
Reports of Independent Registered Public Accounting Firm	61
Financial Statements:	
Consolidated Balance Sheets	63
Consolidated Statements of Operations and Comprehensive Loss	64
Consolidated Statements of Stockholders' Equity	65
Consolidated Statements of Cash Flows	66
Notes to Financial Statements	67

2. *Schedules.*

All schedules have been omitted since the information required by the schedule is not applicable, or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the Financial Statements and notes thereto.

3. *Exhibits.*

The exhibits listed on the accompanying index to exhibits immediately following the financial statements are filed herewith, or are incorporated by reference as indicated below.

(b) Exhibits

Exhibit Number	Description
3.1*	Restated Certificate of Incorporation (filed as Exhibit 3.1 to Active Power's Quarterly Report on Form 10-Q filed on April 30, 2012)
3.2*	Certificate of Amendment to Restated Certificate of Incorporation (filed as Exhibit 3.1 to Active Power's Current Report on Form 8-K filed on December 27, 2012)
3.3*	Second Amended and Restated Bylaws (filed as Exhibit 3.2 to Active Power's Quarterly Report on Form 10-Q filed on April 30, 2012)
3.4*	Amendment to Second Amended and Restated Bylaws (filed as Exhibit 3.3 to Active Power's Quarterly Report on Form 10-Q filed on April 30, 2012)
4.1*	Specimen certificate for shares of Common Stock (filed as Exhibit 4.1 to Active Power's IPO Registration Statement on Form S-1 (SEC File No. 333-36946) (the "IPO Registration Statement"))

Exhibit Number	Description
4.2	See Exhibits 3.1, 3.2, 3.3 and 3.4 for provisions of the Certificate of Incorporation and Bylaws of the registrant defining the rights of holders of common stock
10.1*	Form of Indemnity Agreement (filed as Exhibit 10.1 to the IPO Registration Statement)
10.2*	Active Power, Inc. 2000 Stock Incentive Plan (filed as Exhibit 10.2 to the IPO Registration Statement) †
10.3*	Lease Agreement by and between Active Power, Inc. and Braker Phase III, Ltd. (filed as Exhibit 10.9 to the IPO Registration Statement)
10.4*	First Amendment to Lease Agreement by and between Active Power, Inc. and Braker Phase III, Ltd. (filed as Exhibit 10.10 to the IPO Registration Statement)
10.5*	Second Amendment to Lease Agreement by and between Active Power, Inc. and Braker Phase III, Ltd. (filed as Exhibit 10.11 to the IPO Registration Statement)
10.6*	Third Amendment to Lease Agreement by and between Active Power, Inc. and Braker Phase III, Ltd. (filed as Exhibit 10.12 to the IPO Registration Statement)
10.7*	Fourth Amendment to Lease Agreement by and between Active Power, Inc. and Metropolitan Life Insurance Company (filed as Exhibit 10.13 to the IPO Registration Statement)
10.8*	Fifth Amendment to Lease Agreement by and between Active Power, Inc. and Metropolitan Life Insurance Company (filed as Exhibit 10.14 to the IPO Registration Statement)
10.9*	Sixth Amendment to Lease Agreement by and between Active Power, Inc. and Metropolitan Life Insurance Company (filed as Exhibit 10.18 to Active Power's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (the "2000 10-K"))
10.10* ...	Seventh Amendment to Lease Agreement by and between Active Power, Inc. and Metropolitan Life Insurance Company (filed as Exhibit 10.19 to the 2000 10-K)
10.11* ...	Lease Agreement by and between Active Power, Inc. and BC12 99, Ltd. (filed as Exhibit 10.17 to the 2000 10-K)
10.12*† ..	Form of Severance Benefits Agreement (filed as Exhibit 10.4 to Active Power's Quarterly Report on Form 10-Q filed on April 27, 2010)
10.13*† ..	Severance Benefits Agreement, dated March 1, 2012, between Active Power, Inc. and J. Douglas Milner (filed as Exhibit 10.1 to Active Power's Quarterly Report on Form 10-Q filed on April 30, 2012)
10.14*† ..	Offer Letter, dated February 20, 2012, between Active Power, Inc. and J. Douglas Milner (filed as Exhibit 10.2 to Active Power's Quarterly Report on Form 10-Q filed on April 30, 2012)
10.15*† ..	Offer Letter, dated October 1, 2012, between Active Power, Inc. and Steven R. Fife (filed as Exhibit 10.2 to Active Power's Quarterly Report on Form 10-Q filed on October 31, 2012)
10.16*† ..	Severance Benefits Agreement, dated October 8, 2012, between Active Power, Inc. and Steven R. Fife (filed as Exhibit 10.3 to Active Power's Quarterly Report on Form 10-Q filed on October 31, 2012)

Exhibit Number	Description
10.17*† ..	Transition Agreement and Release, dated June 13, 2012, between Active Power, Inc. and John Penver (filed as Exhibit 10.2 to Active Power's Quarterly Report on Form 10-Q filed on August 3, 2012)
10.18*† ..	Active Power, Inc. 2010 Equity Incentive Plan as amended effective May 17, 2012 (filed as Exhibit 10.1 to Active Power's Quarterly Report on Form 10-Q filed on August 3, 2012)
10.19*† ..	Form of Standard Stock Option Agreement (filed as Exhibit 10.2 to Active Power's Current Report on Form 8-K filed on May 18, 2010)
10.19*† ..	Form of Standard Restricted Stock Agreement Stock Agreement (filed as Exhibit 10.3 to Active Power's Current Report on Form 8-K filed on May 18, 2010)
10.20*† ..	Form of Standard Restricted Stock Unit Agreement (filed as Exhibit 10.4 to Active Power's Current Report on Form 8-K filed on May 18, 2010)
10.21* ...	Second Amended and Restated Loan and Security Agreement with Silicon Valley Bank, dated as of August 5, 2010 (filed as Exhibit 10.1 to Active Power's Quarterly Report on Form 10-Q filed on October 27, 2010)
10.22* ...	First Amendment to Second Amended and Restated Loan and Security Agreement, dated March 5, 2012, between Active Power, Inc. and Silicon Valley Bank (filed as Exhibit 10.3 to Active Power's Quarterly Report on Form 10-Q filed on August 3, 2012)
10.23* ...	Second Amendment to Second Amended and Restated Loan and Security Agreement with Silicon Valley Bank, dated August 15, 2012 (filed as Exhibit 10.1 to Active Power's Current Report on Form 8-K filed on August 20, 2012)
10.24* ...	Guarantee and Debenture Agreement with Silicon Valley Bank, dated as of August 5, 2010 (filed as Exhibit 10.2 to Active Power's Quarterly Report on Form 10-Q filed on October 27, 2010)
10.25* ...	Securities Purchase Agreement dated March 7, 2012 between Active Power, Inc. and the Purchasers (as defined therein) (filed as Exhibit 10.1 to Active Power's Current Report on Form 8-K filed on March 8, 2012)
10.26* ...	Side Letter Agreement dated March 7, 2012 between Active Power, Inc. and Kinderhook Partners, L.P. (filed as Exhibit 10.2 to Active Power's Current Report on Form 8-K filed on March 8, 2012)
10.27* ...	Resale Registration Rights Agreement dated March 7, 2012 between Active Power, Inc. and Kinderhook Partners, L.P. (filed as Exhibit 10.3 to Active Power's Current Report on Form 8-K filed on March 8, 2012)
10.28*+ ..	Purchase Agreement effective as of June 1, 2011 between Active Power, Inc. and Caterpillar, Inc. (filed as Exhibit 10.6 to Active Power's Quarterly Report on Form 10-Q filed on April 30, 2012)
10.29*+ ..	Professional Services Master Agreement with Hewlett-Packard Company, dated February 4, 2010 (filed as Exhibit 10.24 to Active Power's Annual Report on Form 10-K filed on March 1, 2012)
10.30*+ ..	Hardware Product Purchase Agreement with Hewlett-Packard Company, dated April 30, 2010 (filed as Exhibit 10.25 to Active Power's Annual Report on Form 10-K filed on March 1, 2012)

Exhibit Number	Description
14.1*.....	Active Power, Inc. Code of Business Conduct and Ethics (filed as Exhibit 14.1 to Active Power's Current Report on Form 8-K filed on November 8, 2010)
21.1......	Subsidiaries of the Registrant
23.1......	Consent of Grant Thornton LLP
24.1......	Power of Attorney, pursuant to which amendments to this Form 10-K may be filed, is included on the signature page contained in Part IV of this Form 10-K
31.1......	Certification of Principal Executive Officer as required by Section 302 of the Sarbanes-Oxley Act of 2002
31.2......	Certification of Principal Financial Officer as required by Section 302 of the Sarbanes-Oxley Act of 2002
32.1......	Certification of Principal Executive Officer as required by Section 906 of the Sarbanes-Oxley Act of 2002
32.2......	Certification of Principal Financial Officer as required by Section 906 of the Sarbanes-Oxley Act of 2002
101	The following financial statements from Active Power's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, formatted in XBRL: (1) Consolidated Balance Sheets, (ii) Consolidated Statement of Operations and Comprehensive Loss, (iii) Consolidated Statement of Cash Flows, and (iv) Notes to Consolidated Financial Statements.

* Incorporated by reference to the indicated filing.

\+ Portions of this exhibit have been omitted pursuant to a confidential treatment previously granted.

† Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACTIVE POWER, INC.

Dated: March 4, 2013

By: /s/ J. DOUGLAS MILNER

President and Chief Executive Officer

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby severally constitutes and appoints, Douglas Milner and Steven Fife, and each or any of them, his true and lawful attorney-in-fact and agent, each with the power of substitution and resubstitution, for him in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ J. DOUGLAS MILNER **Douglas Milner**	President and Chief Executive Officer (principal executive officer)	March 4, 2013
/s/ STEVEN R. FIFE **Steven R. Fife**	Vice President—Finance, Chief Financial Officer and Secretary (principal financial and accounting officer)	March 4, 2013
/s/ AKE ALMGREN **Ake Almgren**	Chairman of the Board, Director	March 4, 2013
/s/ JAN H. LINDELOW **Jan H. Lindelow**	Director	March 4, 2013
/s/ BENJAMIN L. SCOTT **Benjamin L. Scott**	Director	March 4, 2013
/s/ RODNEY S. BOND **Rodney S. Bond**	Director	March 4, 2013
/s/ JAMES E. DEVENNY III **James E. deVenny III**	Director	March 4, 2013
/s/ ROBERT S. GREENBERG **Robert S. Greenberg**	Director	March 4, 2013
/s/ STEPHEN J. CLEARMAN **Stephen J. Clearman**	Director	March 4, 2013
/s/ T. PATRICK KELLY **T. Patrick Kelly**	Director	March 4, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Active Power, Inc.

We have audited the internal control over financial reporting of Active Power, Inc. (a Delaware corporation) as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control-Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended December 31, 2012, and our report dated March 4, 2013 expressed an unqualified opinion on those financial statements.

/s/ Grant Thornton LLP

Dallas, Texas
March 4, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Active Power, Inc.

We have audited the accompanying consolidated balance sheets of Active Power, Inc. (a Delaware corporation) as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive loss, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Active Power, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Active Power, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 4, 2013 expressed an unqualified opinion.

/s/ Grant Thornton LLP

Dallas, Texas
March 4, 2013

ACTIVE POWER, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31, 2012	December 31, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 13,524	$ 10,357
Restricted cash	—	389
Accounts receivable, net of allowance for doubtful accounts of $488 and $337 at December 31, 2012 and 2011, respectively	17,862	11,163
Inventories	11,079	9,439
Prepaid expenses and other	567	414
Total current assets	43,032	31,762
Property and equipment, net	2,458	2,861
Deposits and other	309	404
Total assets	$ 45,799	$ 35,027
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 4,036	$ 4,757
Accrued expenses	4,948	5,351
Deferred revenue	4,568	2,366
Revolving line of credit	5,535	5,535
Total current liabilities	19,087	18,009
Long term liabilities	713	726
Stockholders' equity:		
Preferred Stock—$0.001 par value; 2,084 shares authorized	—	—
Common Stock—$0.001 par value; 30,000 shares authorized; 19,171 and 16,116 shares issued and 19,125 and 16,090 shares outstanding in 2012 and 2011, respectively	19	16
Treasury stock, at cost; 33 and 26 shares in 2012 and 2011, respectively	(144)	(115)
Additional paid-in capital	288,619	277,087
Accumulated deficit	(262,817)	(260,895)
Other accumulated comprehensive loss	322	199
Total stockholders' equity	25,999	16,292
Total liabilities and stockholders' equity	$ 45,799	$ 35,027

See accompanying notes.

ACTIVE POWER, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands, except per share amounts)

	Year ended December 31,		
	2012	2011	2010
Revenues:			
Product revenue	$ 62,031	$ 62,650	$ 55,647
Service and other revenue	14,284	12,832	9,308
Total revenue	76,315	75,482	64,955
Cost of goods sold:			
Cost of product revenue	42,510	47,664	40,045
Cost of service and other revenue	9,091	9,917	6,890
Total cost of goods sold	51,601	57,581	46,935
Gross profit	24,714	17,901	18,020
Operating expenses:			
Research and development	5,440	4,739	3,412
Selling and marketing	14,139	13,812	13,093
General and administrative	6,861	6,230	5,319
Total operating expenses	26,440	24,781	21,824
Operating loss	(1,726)	(6,880)	(3,804)
Interest expense, net	(327)	(225)	(122)
Other income (expense), net	131	11	(40)
Loss before income taxes	(1,922)	(7,094)	(3,966)
Income tax benefit	—	—	41
Net loss	$ (1,922)	$ (7,094)	$ (3,925)
Net loss per share, basic and diluted	$ (0.10)	$ (0.44)	$ (0.25)
Shares used in computing net loss per share, basic and diluted	18,584	16,104	15,956
Comprehensive loss:			
Net loss	$ (1,922)	$ (7,094)	$ (3,925)
Translation gain on subsidiaries in foreign currencies	123	360	18
Comprehensive loss	$ (1,799)	$ (6,734)	$ (3,907)

See accompanying notes.

ACTIVE POWER, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Common Stock		Treasury Stock					
	Number of Shares	Par Value	Number of Shares	At Cost	Additional Paid-In Capital	Accumulated Deficit	Other Accumulated Comprehensive Loss	Total Stockholders' Equity
Balance at December 31, 2009	13,300	$ 13	18	$ (73)	$ 264,607	$ (249,876)	$ (179)	$ 14,492
Employee stock purchases	26	—	—	—	102	—	—	102
Sale of common stock, less issuance costs	2,646	3			9,033			9,036
Shares held in treasury	—	—	6	(30)	—	—		(30)
Net translation gain on foreign subsidiaries	—	—	—	—	—	—	18	18
Stock-based compensation	—	—	—	—	1,129	—	—	1, 129
Net loss	—	—	—	—	—	(3,925)	—	(3,925)
Balance at December 31, 2010	15,972	$ 16	24	$ (103)	$ 274,871	$ (253,801)	$ (161)	$ 20,822
Employee stock purchases	144	—	—	—	510	—	—	510
Shares held in treasury	—	—	4	(12)	—	—		(12)
Net translation gain on foreign subsidiaries	—	—	—	—	—	—	360	360
Stock-based compensation	—	—	—	—	1,706	—	—	1,706
Net loss	—	—	—	—	—	(7,094)	—	(7,094)
Balance at December 31, 2011	16,116	$ 16	28	$ (115)	$ 277,087	$ (260,895)	$ 199	$ 16,292
Employee stock purchases	155	—	—	—	562	—	—	562
Sale of common stock, less issuance costs	2,868	3	—	—	9,560	—	—	9,563
Release of Restricted Stock	32	—	—	—	—	—	—	—
Shares held in treasury	—	—	5	(29)	—	—	—	(29)
Net translation gain on foreign subsidiaries	—	—	—	—	—	—	123	123
Stock-based compensation	—	—	—	—	1,410	—	—	1,410
Net loss	—	—	—	—	—	(1,922)	—	(1,922)
Balance at December 31, 2012	19,171	$ 19	33	$ (144)	$ 288,619	$ (262,817)	$ 322	$ 25,999

See accompanying notes.

ACTIVE POWER, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended December 31,		
	2012	2011	2010
Operating activities			
Net loss	$ (1,922)	$ (7,094)	$ (3,925)
Adjustments to reconcile net loss to cash used in operating activities:			
Depreciation expense	1,282	1,383	1,887
Charge to allowance for doubtful accounts	151	9	35
Loss on disposal of fixed assets	(35)	154	120
Impairment charges	218	8	—
Stock-based compensation	1,410	1,706	1,131
Changes in operating assets and liabilities:			
Restricted cash	389	(389)	—
Accounts receivable	(6,850)	3,536	(3,214)
Inventories	(1,640)	(3,009)	197
Prepaid expenses and other assets	(58)	7	(31)
Accounts payable	(721)	(1,265)	867
Accrued expenses	(403)	(1,717)	2,111
Deferred revenue	2,202	(126)	779
Long term liabilities	(13)	147	111
Net cash provided by (used in) operating activities	(5,990)	(6,650)	68
Investing activities			
Purchases of marketable securities	—	—	(134)
Sales/maturities of marketable securities	—	134	—
Purchases of property and equipment	(1,274)	(2,401)	(1,109)
Proceeds from sale of fixed assets	212	—	—
Net cash used in investing activities	(1,062)	(2,267)	(1,243)
Financing activities			
Proceeds from private placement of common stock	9,750	—	9,922
Issuance costs of private placement	(187)	—	(886)
Proceeds from employee stock purchases	562	510	102
Taxes paid for net share settlement of equity awards	(29)	(12)	(30)
Proceeds from draw on revolving line of credit	2,017	3,000	1,008
Payments on revolving line of credit	(2,017)	—	(1,032
Net cash provided by financing activities	10,096	3,498	9,084
Translation gain (loss) on subsidiaries in foreign currencies	123	360	18
Total change in cash and cash equivalents	3,167	(5,059)	7,927
Cash and cash equivalents, beginning of period	10,357	15,416	7,489
Cash and cash equivalents, end of period	$ 13,524	$ 10,357	$ 15,416
Supplemental Cash Flow Information:			
Interest paid	$ 335	$ 229	$ 145
Income tax paid	$ —	$ —	$ —

See accompanying notes.

ACTIVE POWER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(in thousands, except share and per share amounts)

1. Summary of Significant Accounting Policies

Description of Business

Active Power, Inc. and its subsidiaries (hereinafter referred to as "we", "us", "Active Power" or the "Company") manufacture and provide critical power quality solutions that provide business continuity and protect customers in the event of an electrical power disturbance. Our products are designed to deliver continuous clean power, protecting customers from voltage fluctuations, such as surges and sags and frequency fluctuations, and also to provide ride-through, or temporary, power to bridge the gap between a power outage and the restoration of utility power. Our target customers are those global enterprises requiring "power insurance" because they have zero tolerance for downtime in their mission critical operations. The Uninterruptible Power Supply ("UPS") products we manufacture use kinetic energy to provide short-term power as a cleaner alternative to electro-chemical battery-based energy. We sell standalone UPS products as well as complete continuous power and infrastructure solutions, including containerized continuous power systems that we brand as PowerHouse. We sell our products globally through direct, manufacturer's representatives, Original Equipment Manufacturer ("OEM") channels and IT partners. Our current principal markets are Europe, Middle East and Africa ("EMEA"), Asia and North America.

We were founded as a Texas Corporation in 1992 and reincorporated in Delaware in 2000 prior to our initial public offering. Our headquarters are in Austin, Texas with international offices in the UK, Germany, China and Japan.

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of the Company and its consolidated subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation.

The accompanying consolidated financial statements have also been prepared on the assumption that the Company will continue to operate as a going concern. Accordingly assets and liabilities are recorded on the basis that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company's history of operating losses and use of cash, in the absence of other factors, may cause uncertainty as to its ability to continue as a going concern. We have reviewed the current and prospective sources of liquidity, significant conditions and events and forecast financial results and concluded that we have adequate resources to continue to operate as a going concern. Our business plan and our assumptions around the adequacy of our liquidity are based on estimates regarding expected revenues and future costs. However, our revenues may not meet our projections or our costs may exceed our estimates. Further, our estimates may change and future events or developments may also affect our estimates. Any of these factors may change our expectation of cash usage in 2013 or significantly affect our level of liquidity, which may require us to seek additional financing or take other measures to reduce our operating costs in order to continue operating. These financial statements do not include any adjustments that might result from the Company not being able to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Changes in the estimates or assumptions used by management could have a material impact upon reported amounts and our results of operations.

Revenue Recognition

In general, we recognize revenue when four criteria are met: (i) persuasive evidence that an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the sales price is fixed or determinable; and (iv) collectability is reasonably assured. In general, revenue is recognized when revenue-generating transactions generally fall into one of the following categories of revenue recognition:

- We recognize product revenue at the time of shipment for substantially all products sold directly to customers and through distributors because title and risk of loss pass on delivery to the common carrier. Our customers and distributors do not have the right to return products. If title and risk of loss pass at some other point in time, we recognize such revenue for our customers when the product is delivered to the customer and title and risk of loss has passed. We may enter into bill-and-hold arrangements and when this occurs delivery may not be present, but other criteria are reviewed to determine proper timing of revenue recognition.

- We recognize installation and service and maintenance revenue at the time the service is performed.

- We recognize revenue associated with extended maintenance agreements ("EMAs") over the life of the contracts using the straight-line method, which approximates the expected timing in which applicable services are performed. Amounts collected in advance of revenue recognition are recorded as a current or long-term liability based on the time from the balance sheet date to the future date of revenue recognition.

- We recognize revenue on certain rental programs over the life of the rental agreement using the straight-line method. Amounts collected in advance of revenue recognition are recorded as a current or long-term liability based on the time from the balance sheet date to the future date of revenue recognition.

- Shipping costs reimbursed by the customer are included in revenue.

Multiple element arrangements ("MEAs"). Arrangements to sell products to customers frequently include multiple deliverables. Our most significant MEAs include the sale of one or more of our CleanSource UPS or PowerHouse products, combined with one or more of the following products: design services, project management, commissioning and installation services, spare parts or consumables, and EMA's. Delivery of the various products or performance of services within the arrangement may or may not coincide. Certain services related to design and consulting may occur prior to delivery of product and commissioning and installation typically take place within six months of product delivery, depending upon customer requirements. EMAs, consumables, and repair, maintenance or consulting services generally are delivered over a period of one to five years. In certain arrangements revenue recognized is limited to the amount invoiced or received that is not contingent on the delivery of future products and services.

When arrangements include multiple elements, we allocate revenue to each element based on the relative selling price and recognize revenue when the elements have standalone value and the four criteria for revenue recognition have been met for each element. We establish the selling price of each element based on Vendor Specific Objective Evidence ("VSOE") if available, Third Party Evidence ("TPE") if VSOE is not available, or best estimate of selling price ("BESP") if neither VSOE nor TPE is available. We generally determine selling price based on amounts charged separately for the delivered and undelivered elements to similar customers in standalone sales of the specific elements. When arrangements include an EMA, we recognize revenue related to the EMA at the stated contractual price on a straight-line basis over the life of the agreement.

Any taxes imposed by governmental authorities on our revenue-producing transactions with customers are shown in our consolidated statements of operations on a net-basis; that is, excluded from our reported revenues.

Shipping and Handling Costs

We classify shipping and handling costs related to product sales as cost of revenue, and any payments from customers for shipping and handling are categorized in revenue. We classify shipping and handling costs associated with receiving production inventory as cost of product revenue. Any materials received or shipped which are related to our engineering, sales, marketing and administrative functions are classified as operating expenses.

Cash Equivalents

Investments with a contractual maturity of three months or less when purchased are classified as cash equivalents.

Effective October 1, 2008, we adopted an accounting standard, which defines fair value, establishes a framework for measuring fair value and expands on required disclosures regarding fair value measurements. This standard applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances.

Level 1—uses quoted prices in active markets for identical assets or liabilities we have the ability to access.

Level 2—uses observable inputs other than quoted prices in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3—uses one or more significant inputs that are unobservable and supported by little or no market activity, and that reflect the use of significant management judgment

Inputs are referred to as assumptions that market participants would use in pricing the asset or liability. The uses of inputs in the valuation process are categorized into a three-level fair value hierarchy.

Our Level 1 assets and liabilities consist of cash equivalents, which are primarily invested in money market funds. These assets are classified as Level 1 because they are valued using quoted prices and other relevant information generated by market transactions involving identical assets and liabilities.

The fair value of our cash equivalents, are invested in money market funds, was determined using the following inputs as of December 31, (in thousands):

2012	Fair Value Measurements at Reporting Date Using			
	Level 1	Level 2	Level 3	Total
Money-market funds	$ 3,092	$ —	$ —	$ 3,092
Total	$ 3,092	$ —	$ —	$ 3,092
Amounts included in:				
Cash and cash equivalents	$ 3,092	$ —	$ —	$ 3,092
Total	$ 3,092	$ —	$ —	$ 3,092

2011				
	Fair Value Measurements at Reporting Date Using			
	Level 1	Level 2	Level 3	Total
Money-market funds	$ 3,093	$ —	$ —	$ 3,093
Total	$ 3,093	$ —	$ —	$ 3,093
Amounts included in:				
Cash and cash equivalents	$ 3,093	$ —	$ —	$ 3,093
Total	$ 3,093	$ —	$ —	$ 3,093

For cash and cash equivalents, accounts receivable, and accounts payable, the carrying amount approximates fair value because of the relative short maturity of those instruments.

Investments in Marketable Securities

Investments in marketable securities generally consist of money-market funds, commercial paper and debt securities with readily determinable fair values. Active Power accounts for investments that are reasonably expected to be realized in cash, sold or consumed during the year as short-term investments. We classify investments in marketable securities as available-for-sale and all reclassifications made from unrealized gains/losses to realized gains/losses are determined based on the specific identification method. We had no investments in marketable securities at December 31, 2012 and December 31, 2011.

Allowance for Doubtful Accounts

We estimate an allowance for doubtful accounts based on factors related to the credit risk of each customer. Historically, credit losses were minimal, primarily because the majority of our revenues were generated from large OEM customers, primarily Caterpillar, Inc. ("Caterpillar"). As we began integrating additional distribution channels into our business and selling more of our products directly to customers, our risk of credit losses has increased. We perform credit evaluations of new customers and often require deposits, prepayments or use of bank instruments such as trade letters of credit or documentary collection to mitigate our credit risk. Allowance for doubtful account balances were $0.5 million and $0.3 million as of December 31, 2012 and 2011, respectively. Although we have fully provided for these balances, we continue to pursue collection of these receivables.

The following table summarizes the annual changes in our allowance for doubtful accounts (in thousands):

Balance at December 31, 2009	$ 353
Additions charged to expense	35
Recovery of amount previously reserved	(39)
Write-off of uncollectible accounts	(19)
Balance at December 31, 2010	$ 330
Additions charged to expense	9
Write-off of uncollectible accounts	(2)
Balance at December 31, 2011	$ 337
Additions charged to expense	151
Write-off of uncollectible accounts	-
Balance at December 31, 2012	$ 488

Inventories

Inventories are stated at the lower of cost or market, using the first-in-first-out method, and consisted of the following at December 31 (in thousands):

	2012	2011
Raw materials	$ 6,983	$ 6,493
Work in process	2,429	3,085
Finished goods	3,516	1,680
Less inventory reserves	(1,849)	(1,819)
	$ 11,079	$ 9,439

Property and Equipment

Property and equipment is stated at cost and is depreciated using the straight-line method over the estimated useful lives of the assets, as follows (in years):

Equipment	2 – 10
Demonstration units	3 – 5
Computers and purchased software	2 – 3
Furniture and fixtures	2 – 5

Leasehold improvements are depreciated over the shorter of the life of the improvement or the remainder of the property lease term, including renewal options. Repairs and maintenance is expensed as incurred.

Long-Lived Assets

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, we compare the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets and is recorded in the period in which the determination was made.

Patent Application Costs

We have not capitalized patent application fees and related costs because of uncertainties regarding net realizable value of the technology represented by the existing patent applications and ultimate recoverability. All patent costs have been expensed through December 31, 2012.

Accrued Expenses

Accrued expenses consist of the following at December 31 (in thousands):

	2012	2011
Compensation and benefits	$ 2,199	$ 3,037
Warranty liability	694	583
Property, income, state, sales and franchise tax	320	529
Professional fees	502	463
Other	1,233	739
	$ 4,948	$ 5,351

Warranty Liability

Generally, the warranty period for our power quality products is 12 months from the date of commissioning or 18 months from the date of shipment from Active Power, whichever period is shorter. Occasionally we offer longer warranty periods to certain customers. The warranty period for products sold to our OEM customer, Caterpillar, is 12 months from the date of shipment to the end-user, or up to 36 months from shipment. This is dependent upon Caterpillar complying with our storage requirements for our products in order to preserve this warranty period beyond the standard 18-month limit. We provide for the estimated cost of product warranties at the time revenue is recognized and this accrual is included in accrued expenses and long term liabilities on the accompanying consolidated balance sheet.

Changes in the Company's warranty liability are as follows (in thousands):

Balance at December 31, 2009	$ 663
Warranty expense	830
Warranty charges incurred	(759)
Balance at December 31, 2010	$ 734
Warranty expense	742
Warranty charges incurred	(863)
Balance at December 31, 2011	$ 613
Warranty expense	1,294
Warranty charges incurred	(1,152)
Balance at December 31, 2012	$ 755
Warrant liability included in accrued expenses	$ 694
Long term warranty liability	61
Balance at December 31, 2012	$ 755

Long-Term Liabilities

Long term liabilities consisted of the following at December 31 (in thousands):

	2012	2011
Deferred revenue	$ 533	$ 521
Technology licensing agreement	100	150
Warranty liability	61	30
Sublease deposits	18	25
	$ 713	$ 726

Stock-Based Compensation Expense

Total stock-based compensation expense relating to our stock plans in the twelve-month period ended December 31, 2012, 2011 and 2010 was $1.4 million and $1.7 million and $1.1 million, respectively. Included in our 2011 expense were costs of approximately $0.2 million of additional stock-based compensation expense associated with the termination of our former Chief Executive Officer. Details of our stock-based compensation include the following (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Stock-based compensation expense by caption:			
Cost of product revenue	$ 216	$ 199	$ 146
Cost of service and other revenue	70	79	43
Research and development	153	166	80
Selling and marketing	484	455	304
General and administrative	486	807	558
	$ 1,409	$ 1,706	$ 1,131
Stock-based compensation expense by type of award:			
Stock options	$ 1,213	$ 1,707	$ 1,147
Restricted stock awards	196	(1)	(16)
	$ 1,409	$ 1,706	$ 1,131

No stock-based compensation expense was capitalized and remained in inventory at December 31, 2012 and 2011, respectively.

We account for our stock-based compensation using a fair-value based recognition method. Stock-based compensation cost is estimated at the grant date based on the fair-value of the award and is recognized as expense ratably over the requisite service period of the award. Determining the appropriate fair-value model and calculating the fair value of stock-based awards at the grant date requires considerable judgment, including estimating stock price volatility, expected option life and forfeiture rates. We develop our estimates based on historical data and market information that can change significantly over time. A small change in the estimates used can have a relatively large change in the estimated valuation.

We use the Black-Scholes option valuation model to value employee stock awards. We estimate stock price volatility based upon our historical volatility. Estimated option life and forfeiture rate assumptions are derived from historical data. For stock-based compensation awards with graded vesting, we recognize compensation expense using the straight-line amortization method.

Income Taxes

We account for income taxes using the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not such assets will not be realized.

As a result of our adoption of an accounting standard in January 2007, we recognize and measure benefits for uncertain tax positions which require significant judgment from management. We evaluate our uncertain tax positions on a quarterly basis and base these evaluations upon a number of factors, including changes in facts or circumstances, changes in tax law, correspondence with tax authorities during the course of audits and effective settlement of audit issues. Changes in the recognition or measurement of uncertain tax positions could result in material increases or decreases in our income tax expense in the period in which we make the change, which could have a material impact on our effective tax rate and operating results. At December 31, 2012 and 2011, the Company had no material unrecognized tax benefits.

Segment Reporting

Active Power's chief operating decision maker allocates resources and assesses the performance of its power management product development and sales activities as one segment.

Fair Value of Financial Instruments

Our financial instruments consist principally of cash and cash equivalents, accounts receivable, accounts payable and our revolving line of credit. We believe all of these financial instruments are recorded at amounts that approximate their current market values.

Concentration of Credit Risk

Financial instruments which potentially subject Active Power to concentrations of credit risk consist of cash and cash equivalents, investments and accounts receivable. Active Power's cash and cash equivalents and investments are placed with high credit quality financial institutions and issuers. On November 19, 2010, the Federal Deposit Insurance Corporation ("FDIC") issued a Final Rule implementing section 343 of the Dodd-Frank Wall Street Reform and Consumer Protection Act that provides for unlimited insurance coverage of noninterest-bearing transaction accounts beginning December 31, 2010 through December 31, 2012. Active Power performs limited credit evaluations of its customers' financial condition prior to entering into commercial transactions. We generally require letters of credit or prepayments from higher-risk customers as deemed necessary to ensure collection. Our allowance for doubtful accounts is estimated based on factors related to the credit risk of each customer. Individual receivables are written off after they have been deemed uncollectible. We also purchase several components from sole source or limited source suppliers.

Economic Dependence

We are significantly dependent on our relationships with Hewlett Packard Corporation ("Hewlett Packard") and Caterpillar. If these relationships are unsuccessful or discontinue, our business and revenue may suffer. The loss of or a significant reduction in orders from Hewlett Packard or Caterpillar, or the failure to provide adequate service and support to the end-users of our products by Hewlett Packard or Caterpillar, could significantly reduce our revenue. Our operating results in the foreseeable future will continue to depend on the sales made by a relatively small number of customers, including Hewlett Packard and Caterpillar.

The following customers accounted for a significant percentage of Active Power's total revenue during each of the years ended December 31:

	2012	2011	2010
Caterpillar	13%	16%	19%
Hewlett Packard	35%	36%	25%
European based IT Customer	12%	—%	—%
United States based IT Customer	—%	—%	16%

No other customer represented more than 10% of our revenues in any of the years reported. Hewlett Packard represented 23% and 42% of our outstanding receivables at December 31, 2012 and 2011, respectively. Caterpillar represented 10% of our outstanding accounts receivable at December 31, 2011. One European based IT customer accounted for 20% of our outstanding accounts receivable at December 31, 2011. No other customer represented more than 10% of our accounts receivable at December 31, 2012 and 2011.

Advertising Costs

We expense advertising costs as incurred. These expenses were approximately $36,000, $90,000 and $8,000 in 2012, 2011 and 2010, respectively.

Net (Loss) Per Share

The following table sets forth the computation of basic and diluted net loss per share (in thousands) for the years ended December 31:

	2012	2011	2010
Net loss	$ (1,922)	$ (7,094)	$ (3,925)
Basic and diluted:			
Weighted-average shares of common stock outstanding used in computing basic and diluted net loss per share	18,584	16,104	15,965
Basic and diluted net loss per share	$ (0.10)	$ (0.44)	$ (0.25)

The calculation of diluted loss per share excludes 1,882,584, 1,943,648 and 1,877,997 shares of common stock issuable upon exercise of employee stock options as of December 31, 2012, 2011 and 2010, respectively, and 200,071 and 3,800 non-vested shares of common stock issuable upon exercise of restricted stock awards as of December 31, 2012 and December 31, 2010, respectively, because their inclusion in the calculation would be anti-dilutive.

Recent Accounting Pronouncements

In December 2011, the FASB issued FASB ASU No. 2011-11, *Balance Sheet (Topic 210)—Disclosures about Offsetting Assets and Liabilities*. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. Entities are required to disclose both gross and net information about these instruments. ASU 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The adoption of this ASU is not expected to have a material impact on our financial statements.

2. Property and Equipment

Property and equipment consists of the following at December 31 (in thousands):

	2012	2011
Equipment	$ 10,298	$ 9,980
Demonstration units	1,828	1,345
Computers and purchased software	4,251	4,029
Furniture and fixtures	444	369
Leasehold improvements	7,662	7,425
Construction in progress	188	1,107
	24,671	24,255
Accumulated depreciation	(22,213)	(21,394)
	$ 2,458	$ 2,861

3. Stockholders' Equity

All common stock information and related share prices included in this note have been adjusted to reflect the reverse stock split.

Preferred Stock

At December 31, 2012 and December 31, 2011, Active Power had 2,084,000 shares of preferred stock authorized and no shares outstanding.

Common Stock

Common stock reserved for future issuance at December 31, 2012 consisted of 2,241,608 shares of common stock reserved under our 2010 Stock Incentive Plan, of which 2,082,655 were subject to outstanding options and restricted shares and 1,854,727 were available for future grants of awards. In May 2012, our Board of Directors approved the addition of 1,700,000 shares of our common stock to be issued in accordance with our 2010 Equity Incentive Plan, subsequently approved by our stockholders. Options are subject to terms and conditions as determined by our Board of Directors.

In March 2012, we sold approximately 2.9 million shares of common stock at a purchase price of $3.40 per share, for proceeds, net of fees and expenses, of approximately $9.6 million, in an offering made under a shelf registration statement that we filed with the Securities and Exchange Commission and that had been declared effective in December 2009. The proceeds from this offering will be used by us to help fund our working capital requirements and for general corporate purposes.

In February 2010, we sold approximately 2.7 million shares of common stock at a purchase price of $3.75 per share, for proceeds, net of fees and expenses, of approximately $9.0 million, in a firm-commitment underwritten offering made under a shelf registration statement that we had filed with the Securities and Exchange Commission and that had been declared effective in December 2009. The proceeds from this offering were designed to strengthen our balance sheet and for general corporate purposes.

Stock Option Plan

Since its inception, we have authorized 4,717,495 shares of common stock for issuance under our 2000 and 2010 Stock Incentive Plans. We grant options under these plans that vest over periods of up to four years. The term of each option is no more than ten years from the date of grant. We have repurchase rights for any unvested shares purchased by optionees that allow us to repurchase such shares at cost.

A summary of common stock option activity is as follows:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Contractual Life
			(in years)
Outstanding at December 31, 2009	1,127,751	$ 9.85	
Granted	890,930	4.20	
Exercised	(25,635)	3.95	
Canceled	(115,186)	6.59	
Outstanding at December 31, 2010	1,877,860	$ 6.47	
Granted	504,200	9.75	
Exercised	(144,305)	3.55	
Canceled	(294,244)	7.75	
Outstanding at December 31, 2011	1,943,511	$ 7.35	
Granted	485,220	3.78	
Exercised	(155,097)	3.62	
Canceled	(391,050)	12.03	
Outstanding at December 31, 2012	1,882,584	$ 6.67	6.90
Vested and expected to vest at December 31, 2012	1,752,106	$ 6.78	6.76
Exercisable at December 31, 2012	1,157,709	$ 7.61	5.73

The following is a summary of options outstanding and exercisable as of December 31, 2012:

Range of Exercise Prices	Options Outstanding: Number Outstanding	Options Outstanding: Average Remaining Contractual Life (in years)	Options Outstanding: Weighted-Average Exercise Price	Options Exercisable: Number Exercisable	Options Exercisable: Weighted-Average Exercise Price
$ 2.05 – $3.30	220,717	6.95	$ 2.70	161,458	$ 2.53
$ 3.45 - $3.60......	220,399	9.38	$ 3.50	0	$ 0.00
$ 3.75 – $3.90	122,687	3.83	$ 3.77	98,687	$ 3.75
$ 3.95 - $3.95......	358,767	7.15	$ 3.95	280,411	$ 3.95
$ 4.00 - $4.05......	200,345	9.19	$ 4.01	35,666	$ 4.00
$ 4.25 - $8.45......	188,199	6.19	$ 6.08	144,404	$ 6.27
$ 8.55 - $11.25.....	298,600	7.15	$ 10.32	189,535	$ 10.06
$ 11.45 – $18.50 ...	201,322	4.99	$ 13.63	176,000	$ 13.81
$ 18.55 - $25.40 ...	65,048	2.81	$ 21.02	65,048	$ 21.02
$ 25.85 - $25.85 ...	6,500	3.29	$ 25.85	6,500	$ 25.85
	1,882,584	6.90	$ 6.67	1,157,709	$ 7.61

The weighted average grant date fair value per share of options granted during 2012, 2011 and 2010 was $2.60, $6.76 and $2.90, respectively. The total intrinsic value of options exercised (which is the amount by which the stock price exceeded the exercise price of the options at the date of exercise) during the years ended December 31, 2012, 2011 and 2010, was $0.1 million, $0.6 million and $0.1 million, respectively. The aggregate intrinsic value of options outstanding at December 31, 2012, 2011 and 2010, was $0.1 million, $0.2 million and $11.7 million, respectively. During the year ended December 31, 2012, the amount of cash received from the exercise of options was $0.6 million.

Restricted (non-vested) Shares

In 2012 we issued approximately 248,000 restricted shares to officers and employees of the Company. The restrictions lapse as the shares vest in equal quarterly installments over a four year period from the date of issuance. No restricted shares were granted in 2011. We recorded stock compensation expense of $0.2 million in 2012 related to restricted shares. There was no stock compensation expense recorded in 2011 or 2010 related to restricted shares. A summary of our restricted, or non-vested, shares as of December 31, 2012, and changes during the year ended December 31, 2012 is as follows:

	Number of Shares	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2011............	-	$ -
Granted	248,375	3.84
Vested	(32,085)	4.00
Canceled	(16,219)	4.00
Outstanding at December 31, 2012............	200,071	$ 3.81

As of December 31, 2012, there was $3.0 million of total unrecognized compensation cost, related to non-vested stock options, that is expected to be recognized over a weighted-average vesting period of 1.3 years.

Stock options exercisable but not subject to repurchase (vested) as of December 31, 2012, 2011 and 2010 were 1,157,709, 1,171,005 and 760,301, respectively. Unvested options outstanding at December 31, 2012, 2011 and 2010 were 724,875, 772,643 and 1,117,696, respectively.

During the year ended December 31, 2010, we issued 456,000 performance-based options to executive officers of the Company. These options provided for vesting only in the event that the Company met certain 2010 EBITDA targets. Based on our 2010 results, we recorded compensation expense of $0.4 million during 2010 and determined that 315,000 of these options would vest. To the extent earned, the performance shares vest 50% on the first anniversary of the grant date, 25% on the second anniversary of the grant date and the remaining 25% on the third anniversary of the grant date so long as the officer remains a service provider to the Company. As of December 31, 2012, 170,997 of the performance based options were outstanding, and 105,000 options were returned to the option pool in 2011 due to all of the performance targets not being met.

The fair value of each option award is estimated on the date of grant using the Black-Scholes model. Expected volatilities are based on implied and historical volatilities. The expected life of options granted is based on historical experience and on the terms and conditions of the options. The risk-free rates are based on the U.S. Treasury yield in effect at the time of grant. Assumptions used in the Black-Scholes model for our stock plans are presented below:

	2012	2011	2010
Weighted average expected life in years	6.83 years	6.22 years	6.35 years
Weighted expected volatility	77%	76%	74%
Weighted average risk-free interest rate	0.81%	1.59%	1.79%
Average expected forfeitures	17.0%	15.3%	16.3%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options and requires the input of subjective assumptions, including the expected stock price volatility and estimated option life. For purposes of this valuation model, no dividends have been assumed. Our options have no vesting restrictions and are fully transferable. Our policy is to issue new shares when we are required to issue shares upon share option exercises. We reserve fully for share options at the time of issuance. All options granted since 2007 are exercisable only when vested.

4. Income Taxes

The components of the provision (benefit) for income taxes attributable to continuing operations are as follows:

	2012	2011
Current:		
Federal	$ -	$ -
State	-	12
Foreign	-	-
Total current	-	12
Deferred:		
Federal	—	—
State	—	—
Foreign	—	—
Total deferred	—	—
	$ -	$ 12

As of December 31, 2012, the Company had federal net operating loss carryforwards of approximately $208 million and research and development credit carryforwards of approximately $3.3 million. The net operating loss and credit carryforwards will expire beginning in 2013, if not utilized. Utilization of the net operating losses and credit carryforwards may be subject to a substantial annual limitation due to the "change of ownership" provisions of the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses and credit carryforwards before utilization.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes as of December 31 are as follows (in thousands):

	2012	2011
Deferred tax assets:		
Current deferred tax assets		
Reserves and allowances	1,338	1,469
Deferred revenue	267	182
Valuation allowance for current deferred tax assets	(1,604)	(1,649)
Net current deferred tax assets	1	2
Noncurrent deferred tax assets		
Acquired technology	791	924
Capital expenses	1,850	1,964
Stock compensation	706	558
Net operating loss and tax credit carryforwards	78,191	82,193
Valuation allowance for noncurrent deferred tax assets	(81,433)	(85,553)
Net noncurrent deferred tax assets	105	86
Deferred tax liabilities:		
Current deferred tax liabilities		
Prepaid expenses	(106)	(88)
Total current deferred tax liabilities	(106)	(88)
Noncurrent deferred tax liabilities		
Unrealized gains/losses	—	—
Total noncurrent deferred tax liabilities	—	—
Net current deferred tax asset (liability)	(105)	(86)
Net noncurrent deferred tax asset (liability)	105	86
Net deferred taxes	—	—

The Company has established a valuation allowance equal to the net deferred tax asset due to uncertainties regarding the realization of deferred tax assets based on the Company's lack of earnings history. The valuation allowance decreased by approximately $4.2 million during 2012. Approximately $6,175 of the total valuation allowance in 2012 relates to tax benefits for stock option deductions included in the net operating loss carry-forward, which when realized, will be allocated directly to contributed capital to the extent the benefits exceed amounts attributable to deferred compensation expense.

The Company's provision for income taxes differs from the expected tax expense (benefit) amount computed by applying the statutory federal income tax rate of 34% to income before taxes due to the following:

	Year Ended December 31,		
	2012	2011	2010
Federal statutory rate	(34.0)%	(34.0)%	(34.0)%
State taxes, net of federal benefit	7.2	1.8	0.3
R&D credits	1.3	(1.2)	(3.1)
Stock compensation	14.5	10.0	5.7
Effect of foreign operations	157.3	2.5	(0.3)
Expiration of net operating losses	63.2	-	-
Permanent items and other	6.8	0.1	5.9
Change in valuation allowance	(216.3)	21.0	24.4
	0.0%	0.2%	(1.1)%

The Company recognized no material adjustment in the liability for unrecognized income tax benefits. The reconciliation of the Company's unrecognized tax benefits at the beginning and end of the year is as follows:

Balance at January 1, 2012	$ 1,447
Additions based on tax positions related to the current year	233
Additions for tax positions of prior years	—
Reductions for tax positions of prior years	(2)
Settlements	—
Balance at December 31, 2012	$ 1,677

Due to the existence of the valuation allowance, future changes in our unrecognized tax benefits will not impact the Company's effective tax rate. The Company's assessment of its unrecognized tax benefits is subject to change as a function of the Company's financial statement audit.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2012, the Company had no accrued interest or penalties related to uncertain tax positions.

The tax years 2008 through 2012 remain open to examination by the major taxing jurisdictions to which the Company is subject.

5. Commitments

We lease our office and manufacturing and engineering facilities and our foreign sales offices under operating lease agreements. These facilities' leases are non-cancelable and obligate us to pay taxes and maintenance costs. Our corporate headquarters facility is a 127,000 square foot building that we lease pursuant to a lease agreement that expires in December 2016. From 2007 to December 2011, we subleased 31,000 square feet of our corporate headquarters facility pursuant to sublease agreements. Rent expense was offset by $0.3 million in 2011 and 2010 for cash received pursuant to these sublease agreements. Our administration, marketing and engineering facility of approximately 12,000 square feet is leased pursuant to a lease agreement that expires in March 2016. In July 2011, we leased an additional 26,195 square feet in a facility adjacent to our headquarters facility, in order to expand our manufacturing facility. This lease expires in January 2013.

In addition, we lease certain equipment such as copiers and phone systems under non-cancelable leases. Net rent expense was $1.7 million, $1.3 million and $1.2 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Future minimum payments and receipts under these leases at December 31, 2012 are as follows (in thousands):

	Rental payments
2013	$ 1,349
2014	1,216
2015	1,190
2016	1,084
2017	144
2018 and thereafter	479
Total future minimum lease payments	$ 5,462

We enter into certain commitments to purchase inventory and other items in the course of normal operations. At December 31, 2012, the total of these commitments was $7.7 million, of which $7.6 million will mature in 2013 and $25,000 will mature in each subsequent year through 2017.

We have entered into Severance Benefits Agreements with our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") and with each of our other executive officers. These agreements generally provide that, if within 12 months following a change in control the executive officer's employment is terminated for reasons other than for cause (as defined in the agreement) or by the executive for good reason, including a significant reduction in the role and/or responsibility of the executive within 12 months of the change in corporate control, then all outstanding stock options or restricted shares held by the executive would vest as of the date of the termination and certain severance payments would be payable. In the case of our CEO and CFO, in the event of termination by the Company for reasons other than for cause or by him for good reason, he would be entitled to a severance payment equal to 12 months of salary and be entitled to receive health benefits for 12 additional months after termination. In the case of our other executive officers, in the event of a termination by the Company for reasons other than for cause or by the officer for good reason, they would be entitled to a severance payment equivalent to six months of salary and be entitled to receive health benefits for six additional months after termination.

6. Employee Benefit Plan

We maintain a 401(k) Plan that covers substantially all full-time employees. Company contributions to the plan are determined at the discretion of the Board of Directors and vest ratably over five years of service starting after the first year of employment. We did not contribute to this plan in 2012, 2011 or 2010.

7. Geographic Information

Revenues for the year ended December 31 were as follows (in thousands):

	2012	2011	2010
Americas	$ 48,190	$ 48,653	$ 47,530
Europe, Middle East, and Africa	21,917	19,060	13,007
Asia	6,208	7,769	4,418
Total	$ 76,315	$ 75,482	$ 64,955

Revenues from foreign countries above represented shipments to customers located in 57 countries during 2012. Substantially all of our property, plant and equipment are located in the United States. Net assets of operations in foreign countries (excluding intercompany receivables and payables eliminated in consolidation) were $8.3 million at December 31, 2012 mostly located in the UK, Germany and China.

8. Guarantees

In certain geographical regions, particularly Europe and Africa, we are sometimes required to issue performance guarantees to our customers as a condition of sale. These guarantees usually provide financial protection to our customers in the event that we fail to fulfill our delivery or warranty obligations. We secure these guarantees with standby letters of credit through our bank. At December 31, 2012 and 2011 we had $0 and $0.4 million, respectively, of performance guarantees outstanding to customers that were secured with letters of credit.

9. Revolving Credit Facility

In August 2010, we entered into a Second Amended and Restated Loan and Security Agreement (the "Loan Agreement" with our existing bank, Silicon Valley Bank ("SVB"). This facility increased the total liquidity available from $6.0 million to $12.5 million subject to certain borrowing bases. This new facility expanded our ability to borrow funds from U.S. receivables to also include qualifying receivables from our UK operations, as well, increased our ability to use inventory as collateral, and also added an ability to borrow against purchase orders. These additional bases of borrowing were designed to allow us to use the credit facility to fund inventory purchases in the event we received large or multiple sales orders that would require a major investment in inventory and work in progress, to help fund continued growth in our business, and to manage our working capital requirements.

This loan facility provides for a secured revolving line of credit in an aggregate amount of up to eighty percent (80%) of the facility amount of $15.6 million, or $12.5 million, subject to certain borrowing bases. In the event we have maintained cash and cash equivalents of at least $6.3 million with SVB for at least 30 consecutive days, which is referred to as being in a "Streamline Period", the borrowing base formula is based on eligible accounts receivable, eligible purchase orders and eligible inventory, subject to a sublimit of $5.0 million for U.K. accounts receivable, $3.5 million for inventory and $1.5 million for purchase orders. When we are not in a Streamline Period, our borrowings are limited based on accounts receivable and purchase orders that SVB has specifically agreed to finance and a borrowing base for eligible inventory. We may also request that SVB issue letters of credit on our behalf, of up to $1.5 million, as a portion of our total loan facility.

On August 5, 2010, we borrowed approximately $2.5 million in revolving loans, all of which was used to refinance all indebtedness owing from us to SVB under our previous credit facility. The new credit facility increased the total credit available from our previous loan facility with SVB, which was $6.0 million, and enables us to borrow against eligible inventory, foreign receivables and customer purchase orders in addition to eligible accounts receivable.

In August 2012, we entered into the Second Amendment to Second Amended and Restated Loan and Security Agreement with SVB (the " Amendment ") which amends the Second Amended and Restated Loan and Security Agreement, dated as of August 5, 2010, by and between us and SVB. Pursuant to the Amendment, the maturity date of the loan facility was extended by two years, to August 5, 2014, unless earlier terminated by us, subject to any then applicable early termination fee. The Amendment further provides for, among other things, (i) adding a $1.5 million sublimit under the borrowing base formula for 91-120 day aged accounts receivable, (ii) removing eligible purchase orders from the borrowing base formula, and (iii) removing sublimits providing for the issuance of letters of credit and cash management services. Additionally, pursuant to the Amendment, the definition of "Streamline Period" was amended such that the Company will be deemed to be in a Streamline Period in the event that it has a liquidity ratio of greater than or equal to 1.75:1.00 at all times for at least 60 consecutive days; provided that a Streamline Period will automatically be in effect if the Company achieves such liquidity ratio as a result of the sale of its equity securities.

Further, the Amendment provides for, among other things, (i) amending the finance charge on each eligible account financed by SVB to a per annum rate equal to SVB's prime rate, subject to a minimum prime rate of four percent (4.00%), plus (a) one and one-quarter percent (1.25%) when we are in a Streamline Period or (b) one and three-quarters percent (1.75%) for eligible accounts (other than eligible 91-120 day aged accounts) and two percent (2.00%) for eligible 91-120 day aged accounts when we are not in a Streamline Period, and (ii) reducing the interest rate upon which each inventory advance accrues interest such that each advance based upon inventory accrues interest at a per annum rate equal to SVB's prime rate, subject to a minimum prime rate of four percent (4.00%), plus (a) one and one-quarter percent (1.25%) when we are in a Streamline Period or (b) three and one half percent (3.50%) when the Company is not in a Streamline Period.

Finance charges and interest are payable monthly, and all principal is due on the maturity date of August 5, 2014. However, when we are not in a Streamline Period, we must repay advances based on receivables when we receive payment on the receivable that has been financed, and we must repay advances based on purchase orders within 120 days of the date of the purchase order, together with all finance charges on such advances.

The revolving loans made to us under this loan facility will be secured by a lien on substantially all of our assets. In addition, on August 5, 2010, Active Power Solutions Limited, a wholly-owned United Kingdom subsidiary of the Company, entered into a Guarantee and Debenture with SVB (the "Guarantee and Debenture"), pursuant to which Active Power Solutions Limited guarantied all of the obligations of the Company under the Loan Agreement and secured its obligations under the Guarantee and Debenture with a security interest on substantially all of its assets.

The Loan Agreement includes customary affirmative covenants for a credit facility of this size and type, including delivery of financial statements, compliance with laws, maintenance of insurance, and protection of intellectual property rights. Further, the Loan Agreement contains customary negative covenants for a credit facility of this size and type, including covenants that limit or restrict our ability to, among other things, dispose of assets, change our business, change our CEO or CFO without replacing such person within 120 days, have a change in control, make acquisitions, be acquired, incur indebtedness, grant liens, make investments, make distributions, repurchase stock, and enter into certain transactions with affiliates. The Loan Agreement also requires the Company to maintain a minimum liquidity ratio of 1.25:1. The liquidity ratio is defined as the ratio of unrestricted cash and cash equivalents and marketable securities plus eligible accounts receivable to all indebtedness owed by the Company to SVB. The Company is currently in compliance with all loan covenants under the Loan Agreement.

The Loan Agreement contains customary events of default that include, among other things, non-payment defaults, covenant defaults, material adverse change defaults, insolvency defaults, material judgment defaults and inaccuracy of representations and warranty defaults. The occurrence of an event of default could result in the acceleration of obligations under the Loan Agreement, in which case the Company must repay all loans and related charges, fees and amounts then due and payable, and our subsidiary may be required to pay any such amounts under the Guarantee and Debenture. At the election of SVB, upon the occurrence and during the continuance of an event of default, finance charges or interest rates, as applicable, will increase an additional five percentage points (5.00%) per annum above the rate that is otherwise applicable thereto upon the occurrence of such event of default, and the collateral handling fees will increase by one-half percent (0.50%).

At December 31, 2012 and 2011, $5.5 million was outstanding on these borrowings, at an interest rate of 5.25%. Based on the borrowing base formula, we had an additional $7.3 million available for use at December 31, 2012 under this credit facility.

10. Selected Quarterly Consolidated Financial Data (*unaudited*)

All common stock information and related share prices included in this note have been adjusted to reflect the reverse stock split. The following tables present selected unaudited consolidated statement of operations information for each of the quarters in the years ended December 31, 2012 and 2011 (in thousands, except per share data):

	For the Quarter Ended			
Year Ended December 31, 2012	**December 31**	**September 30**	**June 30**	**March 31**
Selected consolidated statement of operations information:				
Total revenue	$ 15,247	$ 19,611	$ 21,659	$ 19,798
Total cost of goods sold	9,227	13,996	13,887	14,491
Gross profit	6,020	5,615	7,772	5,307
Operating expenses	6,329	6,463	7,269	6,379
Operating profit (loss)	(309)	(848)	503	(1,072)
Net income (loss)	(418)	(847)	490	(1,147)
Basic and diluted net income (loss) per share	$ (0.02)	$ (0.04)	$ 0.03	$ (0.06)
Selected consolidated balance sheet information:				
Current assets	43,032	42,950	44,334	44,352
Total assets	45,799	46,135	47,787	47,892
Current liabilities	19,087	19,501	20,812	21,551
Working capital	23,945	23,449	23,522	22,801
Long term obligations	713	798	834	748
Stockholders' equity	25,999	18,900	19,937	20,519

Year Ended December 31, 2011	For the Quarter Ended			
	December 31	September 30	June 30	March 31
Selected consolidated statement of operations information:				
Total revenue	$ 18,330	$ 20,608	$ 19,215	$ 17,329
Total cost of goods sold	14,619	15,761	14,582	12,619
Gross profit	3,711	4,847	4,633	4,710
Operating expenses	7,022	6,079	5,921	5,759
Operating loss	(3,311)	(1,232)	(1,288)	(1,049)
Net loss	(3,342)	(1,292)	(1,394)	(1,066)
Basic and diluted loss per share	$ (0.21)	$ (0.08)	$ (0.09)	$ (0.07)
Selected consolidated balance sheet information:				
Current assets	31,762	37,815	41,359	37,551
Total assets	35,027	41,226	44,352	39,868
Current liabilities	18,009	21,515	23,703	18,689
Working capital	13,753	16,300	17,656	18,862
Long term obligations	726	811	712	660
Stockholders' equity	16,292	18,900	19,937	20,519



2128 W. Braker Lane, BK 12, Austin, Texas 78758

April 30, 2013

Dear Stockholder:

You are cordially invited to attend the 2013 Annual Meeting of Stockholders of Active Power, Inc., which will be held at our principal executive offices, located at 2128 W. Braker Lane, Austin, TX 78758, BK 12, on Thursday, May 30, 2013, at 2:00 p.m. Central Time.

Details of the business to be conducted at the Annual Meeting are given in the accompanying Notice of Annual Meeting of Stockholders and proxy statement.

After careful consideration, our Board of Directors has unanimously approved the proposals set forth in the proxy statement and recommends that you vote in favor of the proposal for the election of the directors nominated to the Active Power, Inc. Board of Directors, the proposal to approve our executive compensation and the proposal to ratify the appointment of Grant Thornton LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2013.

You may vote your shares by telephone, by the Internet, or by signing, dating and returning the enclosed proxy promptly in the accompanying reply envelope. Telephone and Internet voting instructions can be found on the attached proxy. Representation of your shares at the Annual Meeting is very important. Accordingly, whether or not you plan to attend the Annual Meeting, we urge you to submit your proxy promptly by one of the methods offered. You may revoke your proxy at any time prior to the Annual Meeting. If you are able to attend the Annual Meeting and wish to change your proxy vote, you may do so simply by voting in person at the Annual Meeting.

Sincerely,

/s/ J. Douglas Milner

J. Douglas Milner
President, Chief Executive Officer & Director

[This page is intentionally left blank.]

ACTIVE POWER, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON MAY 30, 2013

TO THE STOCKHOLDERS OF ACTIVE POWER, INC.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders (the "Annual Meeting") of Active Power, Inc., a Delaware corporation, will be held on Thursday, May 30, 2013, at 2:00 p.m. Central Time, at our principal executive offices, located at 2128 W. Braker Lane, Austin, Texas 78758, BK 12, for the following purposes, as more fully described in the proxy statement accompanying this notice:

1. To elect Stephen Clearman and T. Patrick Kelly as Class I Directors to serve until our 2016 Annual Meeting of Stockholders, or until his respective successor is duly elected and qualified.

2. To hold a non-binding advisory vote to approve executive compensation.

3. To ratify the appointment of Grant Thornton LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2013.

4. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Only stockholders of record at the close of business on April 12, 2013 are entitled to notice of and to vote at the Annual Meeting. A list of stockholders entitled to vote at the Annual Meeting will be available for inspection at our principal executive offices.

All stockholders are cordially invited to attend the meeting in person. Whether or not you plan to attend, please sign and return the proxy in the envelope enclosed for your convenience, or vote your shares by telephone or by the Internet as promptly as possible. Telephone and Internet voting instructions can be found on the attached proxy. Should you receive more than one proxy because your shares are registered in different names and addresses, each proxy should be signed and returned to assure that all your shares will be voted. You may revoke your proxy at any time prior to the Annual Meeting. If you attend the Annual Meeting and vote, your proxy will be revoked automatically and only your vote at the Annual Meeting will be counted.

Sincerely,

/s/ Steven R. Fife

Steven R. Fife
Vice President of Finance, Chief Financial Officer
& Corporate Secretary

Austin, Texas
April 30, 2013

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES YOU OWN. PLEASE READ THE ATTACHED PROXY STATEMENT CAREFULLY, AND VOTE YOUR SHARES BY TELEPHONE, BY THE INTERNET OR BY COMPLETING, SIGNING AND DATING THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE AND RETURNING IT IN THE ENCLOSED ENVELOPE.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 30, 2013

Our financial and other information is contained in our Annual Report to Shareholders for the fiscal year ended December 31, 2012. Pursuant to rules promulgated by the U.S. Securities and Exchange Commission, we have elected to provide access to our proxy materials both by sending you this full set of proxy materials, including a proxy card, and by notifying you of the availability of our proxy materials on the Internet. This proxy statement and our 2013 Annual Report to Shareholders, including our Form 10-K for the year ended December 31, 2012, are available at our website at www.activepower.com.

ACTIVE POWER, INC.
2128 W. Braker Lane, BK 12
Austin, Texas 78758

PROXY STATEMENT FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 30, 2013

General

The enclosed proxy is solicited on behalf of the Board of Directors of Active Power, Inc., a Delaware corporation, for use at the Annual Meeting of Stockholders to be held on May 30, 2013 (the "Annual Meeting"). The Annual Meeting will be held at 2:00 p.m. Central Time at our principal executive offices, located at 2128 W. Braker Lane, BK 12 Austin, Texas 78758. These proxy solicitation materials were mailed on or about April 30, 2013, to all stockholders entitled to vote at our Annual Meeting.

Voting

The specific proposals to be considered and acted upon at our Annual Meeting are summarized in the accompanying notice and are described in more detail in this proxy statement. On April 12, 2013, the record date for determination of stockholders entitled to notice of, and to vote at, the Annual Meeting, there were 19,259,846 shares of our common stock outstanding and no shares of our preferred stock were outstanding. On December 21, 2012, we effected a reverse stock split of our outstanding Common Stock at a reverse split ratio of five-for-one (the "Reverse Stock Split"), reduced the total number of shares of Common Stock that we are authorized to issue to 30,000,000, and reduced the total number of shares of Preferred Stock that we are authorized to issue to 2,000,000. The par value per share of the common stock before and after the split is $0.001. Any and all references to shares or share price information throughout this proxy statement have been adjusted to reflect the impact of the Reverse Stock Split.

Each stockholder is entitled to one vote for each share of common stock held by such stockholder on April 12, 2013. The presence, in person or by proxy, of the holders of a majority of our shares entitled to vote is necessary to constitute a quorum at this Annual Meeting. Shares that are voted "FOR," "AGAINST," "WITHHELD" or "ABSTAIN" are treated as being present at the meeting for purposes of establishing a quorum and are also treated as votes cast (the "Votes Cast") with respect to such matter. Abstentions will have the same effect as a vote against a proposal, except with respect to the election of directors. Broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but such non-votes will not be counted for purposes of determining the number of Votes Cast with respect to the particular proposal on which a broker has expressly not voted. Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given.

The vote of a plurality of the shares of our common stock present in person or represented by proxy at this meeting and entitled to vote in the election of directors is necessary for the election of a director. Thus the nominees receiving the greatest number of votes at the Annual Meeting will be elected to our Board of Directors (the "Board"), even if they receive less than a majority of such shares. Stockholders may not cumulate votes in the election of directors. The proposals regarding the non-binding advisory vote on executive compensation and the ratification of the appointment of Grant Thornton LLP as our independent auditor for the fiscal year ending December 31, 2013 require the affirmative vote of a majority of the Votes Cast on the proposal at the Annual Meeting.

All votes will be tabulated by the inspector of election appointed for the Annual Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes.

Proxies

If the enclosed form of proxy is properly signed and returned or if you properly follow the instructions for telephone or Internet voting, the shares represented thereby will be voted at the Annual Meeting in accordance with the instructions specified thereon. If you sign and return your proxy without specifying how the shares represented thereby are to be voted, the proxy will be voted FOR the election of the directors proposed by our Board unless the authority to vote for the election of such directors is withheld and, if no contrary instructions are given, the proxy will also be voted FOR the approval of Proposal Two, FOR the approval of Proposal Three, as described in this Notice of Annual Meeting and proxy statement. You may revoke or change your proxy at any time before the Annual Meeting by filing with our Corporate Secretary at our principal executive offices at 2128 W. Braker Lane, Austin, Texas 78758, BK 12, a notice of revocation or another signed proxy with a later date. You may also revoke your proxy by attending the Annual Meeting and voting in person.

Solicitation

We will bear the entire cost of solicitation, including the preparation, assembly, printing and mailing of this proxy statement, the proxy and any additional solicitation materials furnished to our stockholders. Copies of solicitation materials will be furnished to brokerage houses, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward this solicitation material to such beneficial owners. In addition, we may reimburse such persons for their costs in forwarding the solicitation materials to such beneficial owners. The original solicitation of proxies by mail may be supplemented by a solicitation by telephone, email or other means by our directors, officers or employees. No additional compensation will be paid to these individuals for any such services. Except as described above, we do not presently intend to solicit proxies other than by mail.

Householding of Annual Meeting Materials

Some brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one (1) copy of the proxy statement and annual report may have been sent to multiple stockholders in a stockholder's household. We will promptly deliver a separate copy of either document to any stockholder who contacts our investor relations department at (512) 836-6464 or by mail addressed to Investor Relations, c/o Active Power, Inc., 2128 W. Braker Lane, BK 12, Austin, TX 78758, requesting such copies. If a stockholder is receiving multiple copies of the proxy statement and annual report at the stockholder's household and would like to receive a single copy of the proxy statement and annual report for a stockholder's household in the future, stockholders should contact their broker, other nominee record holder, or our investor relations department to request mailing of a single copy of the proxy statement and annual report.

Deadline for Receipt of Stockholder Proposals

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act"), stockholder proposals to be presented at our 2014 Annual Meeting of Stockholders and in our proxy statement and form of proxy relating to that meeting must be received by us at our principal executive offices in Austin, Texas, addressed to our Corporate Secretary, not later than December 31, 2013, the date which is 120 days prior to April 30, 2014. With respect to any stockholder proposal not submitted pursuant to Rule 14a-8 and unless notice is received by us in the manner specified in the previous sentence, the proxy holders shall have discretionary authority to vote on any such proposal presented at our 2014 Annual Meeting of Stockholders. These proposals must comply with applicable Delaware law, the rules and regulations promulgated by the Securities and Exchange Commission and the procedures set forth in our Bylaws.

MATTERS TO BE CONSIDERED AT ANNUAL MEETING
PROPOSAL ONE: ELECTION OF DIRECTORS

Composition of the Board

The full Board currently consists of nine directors. Directors Rodney S. Bond and Benjamin L. Scott have each indicated that they are not standing for reelection at the Annual Meeting. Thus, immediately following the Annual Meeting, it is expected that the Board will consist of seven directors. The Board, in accordance with our certificate of incorporation, is divided into three classes, with Class I having four directors (expected to be two directors immediately following the Annual Meeting), Class II having two directors and Class III having three directors. The terms of each class expire at successive annual meetings so that stockholders elect one class of directors at each annual meeting.

The current composition of the Board is:

Class I Directors *(term expiring at this Annual Meeting)*	Rodney S. Bond* Benjamin L. Scott* Stephen Clearman T. Patrick Kelly
Class II Directors *(serving until the 2014 Annual Meeting)*	Jan H. Lindelow J. Douglas Milner
Class III Directors *(serving until the 2015 Annual Meeting)*	Ake Almgren James E. J. deVenny III Robert S. Greenberg

* Not seeking re-election at the Annual Meeting

The election of two Class I Directors, Mr. Clearman and Mr. Kelly, will take place at the Annual Meeting. At its meeting on February 13, 2013, the Board approved the recommendation of the Nominating and Corporate Governance Committee that Mr. Clearman and Mr. Kelly be nominated for election as Class I Directors for a three-year term.

If elected at the Annual Meeting, each of the two Class I Director nominees will serve on the Board until the Annual Meeting of Stockholders in 2016, or, in each case, until their successors are duly elected and qualified in accordance with our Bylaws. If either of these nominees should become unable to accept election, the persons named on the proxy card as proxies may vote for other person(s) selected by the Board or the named proxies. Management has no reason to believe that any of the nominees for election named below will be unable to serve. Unless otherwise instructed, the proxy holders will vote the proxies received by them FOR the nominees named below.

Your Board Recommends Stockholders

Vote *FOR* each of the Two Nominees Listed Below

Nominees for Election as Class I Directors with Terms Expiring at the 2016 Annual Meeting

Name	Age	Current Position	Proposed Class of Director
Stephen Clearman........	62	Director	Class I
T. Patrick Kelly..........	55	Director	Class I

Stephen Clearman, 62, was appointed to our Board of Directors in June 2012. Mr. Clearman currently serves as managing partner and co-founder of Kinderhook Partners, LP. Prior to co-founding Kinderhook Partners in 2003, Mr. Clearman co-founded Geocapital Partners, a leading venture capital firm that managed more than $500 million in a series of partnerships in North America and Europe. Prior to his work at Geocapital Partners, Mr. Clearman spent four years at Adler and Company which was responsible for the origination and management of numerous venture capital investments. In addition, Mr. Clearman has been a director of a number of public and privately held companies.

In March 2012, Active Power entered into a Securities Purchase Agreement pursuant to which Kinderhook Partners purchased 1,764,705 shares of common stock for an aggregate purchase price of approximately $6,0 million. In connection with such transaction, Active Power entered into a Side Letter Agreement with Kinderhook Partners pursuant to which Mr. Clearman was appointed to the board of directors and Active Power is obligated to use its reasonable best efforts to include Mr. Clearman in the proxy statement as a nominee for election to the board of directors in any year in which such inclusion is required by Active Power's governing documents or applicable law.

We believe that Mr. Clearman's qualifications to serve on our Board include previous general and financial management experience with rapidly growing and publicly traded technology companies.

Thomas Patrick Kelly, 55, was appointed to our Board of Directors in January 2013. He served as interim CFO from April 2012 through March 2013 for Panera Bread leading all finance and accounting teams for the bakery-café company. Prior to joining Panera, Mr. Kelly was interim CFO for Hawker Beechcraft Corp., a Wichita, Kansas based aerospace manufacturing company, from February 2011 to August 2011. Before joining Hawker Beechcraft, he served as interim CEO at ExpressJet, a regional airline in Houston, Texas. Mr. Kelly has also held a number of senior financial positions at Vignette Corp., which was acquired by Open Text Corp.; Dell, Inc.; Trilogy Software; Sabre Holdings; and American Airlines.

We believe that Mr. Kelly's qualifications to serve on our Board include his extensive experience as a finance professional including seven years as a CFO of publicly owned companies and three years as a director of a public company.

Continuing Class II Directors with Term Expiring at the 2014 Annual Meeting of Stockholders

Jan H. Lindelow, 67, has served as a member of our Board since February 1998 and served as our interim President and Chief Executive Officer between October 2011 and March 2012. Mr. Lindelow joined Tivoli, a unit of IBM Software Group, in June 1997 and served as Chairman and Chief Executive of Tivoli until the spring of 2001. He then became Vice President, Emerging Business Development for IBM until his retirement in 2002. Mr. Lindelow has executive experience in key markets and core technologies critical to our future success. From 1994 to 1995, Mr. Lindelow was President and Chief Operating Officer of Symbol Technologies, a leader in handheld computing and scanning technologies. He also served in several senior executive positions with Asea Brown Boveri (ABB), a global company delivering power, energy and automation technologies, from 1988 to 1994. Prior to ABB, Mr. Lindelow was President of Worldwide Sales and Service at Unisys/Sperry Computer Systems, a worldwide information technology services and solutions company. Mr. Lindelow serves as an active board member of several enterprises, primarily in the high technology industry. During 2012, Mr. Lindelow served as a director of the following private companies: Credant Technologies, and Troux Technologies. From 2007 until its sale in 2009, Mr. Lindelow served as Chairman of the Board of Directors of Vignette Corporation. Mr. Lindelow holds an M.S. in Electrical Engineering from the Royal Institute of Technology in Stockholm, Sweden.

We believe that Mr. Lindelow's qualifications to serve on our Board include his significant management and board room experience leading small to mid-sized companies, both public and private, offering strategic insights into the high technology industry as well as the markets served by the Company, including the power industry, where he has direct management experience. He routinely sits on the boards of emerging companies, including other public entities, and is involved with overall financial reviews of company and management issues of those companies.

J. Douglas Milner, 52, has served as a member of our Board since March 2012 when he was appointed as our President and Chief Executive Officer. From 2008 until 2011, Mr. Milner was most recently the Chief Operating Officer for Aquilex Corporation, a publicly traded energy services company. Between 2004 and 2008, Mr. Milner was the President of Stowe Woodward, a subsidiary of Xerium Technologies, Inc., a publicly traded provider of products and services to the pulp and paper industry. He has also held executive management positions with Ziptronix, Inc., Invensys PLC, Powerware Corporation and General Electric Company. Mr. Milner holds a B.A. in Physics and Mathematics from Ohio Wesleyan University, an M.S. in Electrical Engineering from Duke University and an M.B.A. from Duke University.

As the only management representative on our Board, Mr. Milner provides an insider's perspective to our Board discussions about our business and strategic direction. In addition, he has extensive senior management and executive experience within the global uninterruptible power industry having spent nine years with Powerware Corporation, a global UPS manufacturer and three years with Invensys PLC, where he was President of Invensys Power Systems, a billion-dollar global provider of UPS power systems and services.

Continuing Class III Directors with Term Expiring at the 2015 Annual Meeting of Stockholders

Ake Almgren, 66, has served as a member of our Board since March 2004 and as Chairman since December 2012. From March 2009 until September 2011, Dr. Almgren served as the Chief Executive Officer and President of International Battery, a manufacturer of lithium ion cells and batteries. Since May 2003, Dr. Almgren has also served as President of his consultant company, ORKAS Inc. From July 1998 to May 2003, Dr. Almgren served as Chief Executive Officer and President of Capstone Turbine Corp. Prior to his employment at Capstone, Dr. Almgren had a 26-year career at ASEA Brown Boveri Limited (ABB), a worldwide power solutions company, where he was President of several ABB companies, including ABB Power T&D Co., involved in electric transmission and distribution equipment and systems worldwide. Dr. Almgren also serves on the board of managers of PJM Interconnect LLC. Dr. Almgren holds a Ph.D. in Engineering from Linkopings Tekniska Hogskola in Sweden and a Masters of Mechanical Engineering from the Royal Institute of Technology in Stockholm, Sweden.

We believe that Dr. Almgren's qualifications to serve on our Board include his extensive background in executive management and leadership of companies in the power quality, alternative and clean technology sectors, and his extensive connections throughout the power quality industry. His current and prior CEO experience has qualified him to understand all aspects of managing and building a technology-based business, and his direct experience in financing the growth of these businesses as well as their overall financial management further qualifies him to serve as a member of our Audit Committee.

James E. J. deVenny III, 64, has served as a member of our Board since March 2008. From 1999 until March 2008, Mr. deVenny served as the co-founder, President and Chief Executive Officer of Dataside LLC, a Texas-based provider of enterprise data center space and managed network services. Mr. deVenny is now an independent consultant through his business, JD Investments. Prior to founding Dataside, Mr. deVenny co-founded Computex Support Systems, where he was employed for 15 years and was involved in the design and development of mission-critical data centers and telecommunications sites. Prior to this he spent five years as Vice President of Sales and Marketing for International Power Machines, a manufacturer of uninterruptible power supply systems. Mr. deVenny also serves on the boards of directors of Lumenate, a private technology consulting services company and Verado, an energy services software company. He holds a Bachelor of Science degree in Journalism and Communications from the University of Florida.

We believe that Mr. deVenny's qualifications to serve on our Board include his extensive experience in the uninterruptible power supply, or UPS, industry, where he held senior sales and marketing positions for a rapidly growing UPS company, and experience gained from the founding and operating of hosted data center businesses, which are a primary target market for us. Mr. deVenny's depth of industry knowledge and contacts uniquely positions him to provide valuable insights to our Board and management with respect to strategic and operational matters, as well as the markets for our products. Mr. deVenny also brings general financial and personnel management acumen to our Board, which he gained from owning and operating his own businesses, and this further qualifies him to serve as a member of our Audit Committee and Nominating and Corporate Governance Committee.

Robert S. Greenberg, 59, has served as a member of our Board since March 2009. Since January 2009, Mr. Greenberg has been the Chief Information Officer and Vice President for Agco Corporation, a global manufacturer and distributor of agricultural equipment. Prior to joining Agco Corporation, Mr. Greenberg was Vice President and Chief Information Officer for five years with Nissan Americas, the U.S. subsidiary of Nissan Motor Ltd, a global automotive manufacturer. Mr. Greenberg also served in executive and CIO capacities over 20 years with Avaya, Inc., a global enterprise communications provider, Dell Inc. and Exxon Mobil, including time spent in Asia Pacific. Mr. Greenberg holds both Bachelor of Science and Masters of Engineering degrees in Operations Science and Industrial Engineering from Cornell University and an M.B.A. in Finance from the University of Maryland.

We believe that Mr. Greenberg's qualifications to serve on our Board include his extensive international and multi-national management experiences as a Chief Information Officer for a number of global companies. This experience allows him to provide the Board with unique insights of the CIO community, a key target customer segment for our business, as well as important strategic and operational guidance with respect to information technology matters. As a key executive managing business operations and staffing levels significantly greater than ours, Mr. Greenberg is able to provide valuable perspective on human resource related matters, which further qualifies him to serve on our Compensation Committee as well as our Nominating and Corporate Governance Committee.

CORPORATE GOVERNANCE

Conflicts of Interest

On an annual basis, each director and executive officer is obligated to complete a Directors and Officers Questionnaire which requires disclosure of any transactions with Active Power in which the director or executive officer, or any member of his or her immediate family, has a direct or indirect material interest. Pursuant to the Code of Business Conduct and Ethics, the Board is charged with resolving any conflicts of interest involving the Chief Executive Officer, the Chief Financial Officer or any other executive officer of Active Power.

Director Independence

In accordance with the NASDAQ listing requirements, the Board has determined the independence of each director and nominee for election as director in accordance with the guidelines it has adopted. Based on those standards, the Board determined that each of Messrs. Almgren, Bond, Clearman, deVenny, Greenberg, Kelly, Lindelow and Scott, our non-employee directors, is an "independent director" as defined in Rule 5605(a)(2) of the NASDAQ Marketplace Rules, and has no relationship with Active Power except as a director and stockholder, unless otherwise stated under "Certain Transactions" in the Compensation Discussion and Analysis section of this proxy statement.

Board Leadership Structure and Board's Role in Risk Oversight

We separate the roles of Chief Executive Officer and Chairman of the Board in recognition of the differences between the two roles. The Chief Executive Officer is primarily responsible for developing and executing against the strategic plan adopted by the Board, and for our day-to-day leadership and performance, while the Chairman of the Board provides guidance to the Chief Executive Officer and sets the agenda for Board meetings and presides over meetings of the full Board. Our independent directors meet regularly without the presence of management. The independent directors of our Board met nine times during 2012. Our Board Chairman leads these meetings. These meetings are held in conjunction with each regularly scheduled meeting of our Board. Any of our directors may request a session comprised of only independent directors at any time. We believe that this separation represents the appropriate structure for us at this time because it allows our Chairman of the Board to coordinate general oversight and strategic planning for us while the Chief Executive Officer focuses on managing us and optimizing our operational efficiencies.

Our Board oversees risk management in a number of ways. The Audit Committee oversees the management of financial and accounting related risks as an integral part of its duties. Similarly, the Compensation Committee considers risk management when setting the compensation policies and programs for our executives and other employees. The full Board receives reports on various risk-related items at its regular meetings including risks related to our manufacturing and sales operations, products, customer relationships and employees. The full Board considers these reports and provides feedback to management regarding our risk exposure, the potential impact on us, and steps being taken to mitigate such risks.

Nominations for Directors

The Nominating and Corporate Governance Committee is responsible for screening potential director candidates and recommending qualified candidates to the Board for nomination. The Nominating and Corporate Governance Committee believes that candidates for director should have certain attributes, including leadership, independence, interpersonal skills, financial acumen, business experience, industry knowledge, integrity, competence and dedication. The Nominating and Corporate Governance Committee also considers issues of diversity, such as diversity of gender, race and national origin, education, professional experience and differences in viewpoints and skills. The Nominating and Corporate Governance Committee does not have a formal policy with respect to diversity; however, the Board and the Nominating and Corporate Governance Committee believe that it is important that the Board represent diverse viewpoints. The Nominating and Corporate Governance Committee considers recommendations of potential candidates from current directors, management and stockholders. Stockholders' nominations for directors must be made in writing and be addressed to the Chairman of the Nominating and Corporate Governance Committee in care of our Secretary at our headquarters address listed below, and must be received no later than December 31, 2013 in order to be considered for inclusion in the proxy statement for the next annual election of directors.

Chairman of the Nominating and Corporate Governance Committee
Active Power, Inc.
c/o Secretary
2128 West Braker Lane, BK 12
Austin, Texas 78758

Any such stockholder nomination notice should clearly indicate that it is a recommendation of a director candidate by a stockholder and must set forth (i) the name, age, business address and residential address of the recommended candidate; (ii) the principal occupation or employment of such recommended candidate; (iii) the class and number of shares of our stock that are beneficially owned by such recommended candidate; (iv) a description of all understandings or arrangements between the stockholder and the recommended candidate and any other person or persons pursuant to which the recommendations are to be made by the stockholder; and (v) any other information relating to such recommended candidate that is required to be disclosed in solicitations of proxies for the election of directors. In addition, such notice must contain (i) a representation that the stockholder is a holder of record of our common stock entitled to vote at such meeting; (ii) the name and address, as they appear on our books, of the stockholder proposing such nomination; (iii) the class and number of shares of our common stock that are beneficially owned by such stockholder; (iv) any material interest of the stockholder in such recommendation; and (v) any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the Exchange Act, as amended, in such stockholder's capacity as proponent of a stockholder proposal. Assuming that a stockholder recommendation contains the information required above, the Nominating and Corporate Governance Committee will evaluate a candidate recommended by a stockholder by following substantially the same process, and applying substantially the same criteria, as for candidates identified through other sources.

Communications with the Board

Stockholders and other interested parties may communicate with one or more members of the Board or the non-management directors as a group in writing by regular mail or via email. The following address may be used by those who wish to send such communications by regular mail:

[Board of Directors] or [Name of Individual Director(s)]
Active Power, Inc.
c/o Secretary
2128 West Braker Lane, BK 12
Austin, Texas 78758

Stockholders who wish to send such communications electronically may do so via the "Contact Us" tab on our website at www.activepower.com. You may leave a message to any one or a combination of directors. Any such communication must contain (i) a representation that the stockholder is a holder of record of our stock, (ii) the name and address, as they appear on our books, of the stockholder sending such communication, and (iii) the class and number of shares of Active Power that are beneficially owned by such stockholder.

The Board has instructed the Secretary to review all communications so received (via regular or electronic mail), and to exercise his discretion not to forward to the Board correspondence that is inappropriate, such as business solicitations, frivolous communications, advertising and personal grievances. However, any director may at any time request the Secretary to forward any and all communications received by the Secretary and not forwarded to the Board.

Code of Ethics

Our Code of Business Conduct and Ethics, which is our code of ethics applicable to all directors, officers, employees and consultants worldwide, embodies our global principles and practices relating to the ethical conduct of our business and our long-standing commitment to honesty, fair dealing and full compliance with all laws affecting our business. The Code of Business Conduct and Ethics is intended to comply with Item 406 of Regulation S-K of the Exchange Act and with NASDAQ listing requirements. Our Code of Business Conduct and Ethics is posted on our Internet website under the "Corporate Governance" link on our "Investor Relations" page.

The Board has established a means for employees, customers, suppliers, stockholders and other interested parties to submit confidential and anonymous reports of suspected or actual violations of our Code of Business Conduct and Ethics relating, among other things, to:

- Accounting practices, internal accounting controls or auditing matters and procedures;
- Theft or fraud of any amount;
- Insider trading;
- Performance and execution of contracts;
- Conflicts of interest;
- Violations of securities and antitrust laws; and
- Violations of the Foreign Corrupt Practices Act.

Any stockholder, employee or interested party can call the following toll-free number to submit a report:

1-800-625-1731

The number is operational 24 hours a day, seven days a week.

MEETINGS AND COMMITTEES OF THE BOARD

Each director is expected to devote sufficient time, energy and attention to ensure diligent performance of his or her duties and to attend all Board, committee and stockholders' meetings. In 2012, the Board met nine times and did not act by written consent. All directors attended or participated in at least 75% of the meetings of the Board or committees on which they served during the period in which they served on the Board or such committees during the year ended December 31, 2012.

Committees of the Board

The Board has three standing committees to facilitate and assist the Board in the execution of its responsibilities. The standing committees are the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee. In 2012, the Board also had a Strategy Committee until October 2012. In accordance with the NASDAQ listing requirements, all the standing committees are comprised solely of non-employee, independent directors. Charters for each of the standing committees are available on our website at www.activepower.com under the heading of "Investor Relations" and subheading of "Corporate Governance". The charter of each standing committee is also available in print to any stockholder who requests it. The table below shows current membership of each of the standing Board committees:

Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Rodney S. Bond *	Jan H. Lindelow*	Stephen Clearman*
Ake Almgren	Stephen Clearman	Robert S. Greenberg
James E. J. deVenny III	Robert S. Greenberg	James E. J. deVenny III
T. Patrick Kelly		

* Committee Chairman

Audit Committee

The Audit Committee is responsible for the selection, retention and oversight of our independent auditors. In addition, the Audit Committee reports to the Board with regard to:

- the scope of our annual audits and fees to be paid to auditors;
- our compliance with legal and regulatory requirements;
- the integrity of our financial statements and the compliance with our accounting and financial policies; and
- management's procedures and policies relative to the adequacy of our internal accounting controls.

The Audit Committee is further responsible for the pre-approval of all audit and non-audit services performed by our independent auditors. The members of the Audit Committee in 2012 were Messrs. Bond, Almgren and deVenny. Mr. Kelly was added as a member of the committee in January 2013. Mr. Bond serves as the Chairman of the Audit Committee and Mr. Kelly will serve as Chairman when Mr. Bond completes his term as director as of the Annual Meeting. The Audit Committee held seven meetings during 2012. The Board has determined that all members of the Audit Committee are "independent" as that term is defined in Rule 5605(a)(2) of the NASDAQ Marketplace Rules. The Board has determined that each of Mr. Bond and Mr. Kelly is qualified as an "audit committee financial expert" under Item 407(d)(5) of Regulation S-K.

Compensation Committee

The Compensation Committee reviews and makes recommendations to the Board regarding our compensation policies and all forms of compensation to be provided to our executive officers. The Compensation Committee also manages the granting of equity awards to new and existing employees. The Compensation Committee reviews bonus arrangements for all of our executive officers and equity compensation for our new and existing employees. The Compensation Committee also administers our equity incentive plan. The members of the Compensation Committee during 2012 were Messrs. Scott, Greenberg and Lindelow (Mr. Lindelow stepped down from the committee in October 2011 with his appointment as our interim President and Chief Executive Officer and was re-appointed to the committee in March 2012 following his resignation as interim President and Chief Executive Officer). Mr. Clearman was added to the Compensation Committee in December, 2012, at which time Mr. Scott stepped down from the Committee. Mr. Scott served as Chairman of the Compensation Committee until Mr. Lindelow's appointment in December 2012. The Compensation Committee held seven meetings during 2012. The Board has determined that all members of the Compensation Committee are "independent" as that term is defined in Rule 5605(a)(2) of the NASDAQ Marketplace Rules.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee was established to assist our Board in fulfilling its responsibilities for identifying qualified individuals to become members of the Board; determining the composition and compensation of the Board and its committees; monitoring the effectiveness of the Board and facilitating the measurement of the effectiveness of its committees; and developing, monitoring and evaluating sound corporate governance policies and procedures promoting honest and ethical conduct, including policies pertaining to the identification and treatment of conflicts of interest. The members of the Nominating and Corporate Governance Committee for all or part of 2012 were Messrs. Clearman, Greenberg, deVenny, Scott and Lindelow. Since December 2012, the committee has consisted of Mr. Clearman (Chairman), Mr. Greenberg and Mr. DeVenny. The Nominating and Corporate Governance Committee held four meetings during 2012. The Board has determined that each member of the Nominating and Corporate Governance Committee is an "independent director" as defined in Rule 5605(a)(2) of the NASDAQ Marketplace Rules.

Attendance at Annual Meetings

We encourage, but do not require, the members of our Board to attend our annual meetings. Four of our nine directors attended our Annual Meeting of Stockholders held on May 17, 2012.

Compensation Committee Interlocks and Insider Participation

During the last fiscal year, all members of the Compensation Committee were independent directors, and none of them were past or present employees or officers of Active Power or any of our subsidiaries except that Mr. Lindelow served as our interim President and Chief Executive Officer from October 2011 to March 2012. No member of our Compensation Committee has any relationship with us requiring disclosure under Item 404 of Regulation S-K under the Exchange Act. None of our executive officers has served on a board or compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers serves on our Board or our Compensation Committee.

AUDIT COMMITTEE REPORT

The Audit Committee reports as follows with respect to the audit of our fiscal 2012 financial statements:

Management is responsible for Active Power's internal controls and the financial reporting process. The independent auditors are responsible for performing an independent audit of Active Power's financial statements and internal controls in accordance with U.S. generally accepted auditing standards and to issue a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes.

In this context, the Audit Committee has met and held discussions with management and the independent auditors. Management represented to the Audit Committee that Active Power's financial statements were prepared in accordance with U.S. generally accepted accounting principles, and the Audit Committee has reviewed and discussed the financial statements with management and the independent auditors. The Audit Committee has also met and held discussions with management and the independent auditors regarding Active Power's internal controls. Management provided the Audit Committee management's assessment of our internal controls, and the Audit Committee has reviewed and discussed the internal controls with management and the independent auditors. The Audit Committee discussed with the independent auditors matters required to be discussed by Statement on Auditing Standards No. 61, as amended and as adopted by the Public Company Accounting Oversight Board in Rule 3200T (Communication with Audit Committees).

Active Power's independent auditors also provided to the Audit Committee the written disclosures required by Rule 3526 (Independence Discussions with Audit Committees), and the Audit Committee discussed with the independent auditors that firm's independence and considered the compatibility of non-audit services with the independent auditors' independence.

Based upon the Audit Committee's discussion with management and the independent auditors and the Audit Committee's review of the representation of management and the reports of the independent auditors to the Audit Committee, the Audit Committee recommended that the Board include the audited financial statements and assessment of internal controls in Active Power's Annual Report on Form 10-K for the year ended December 31, 2012 filed with the Securities and Exchange Commission.

Submitted by the Audit Committee of the Board:

Rodney S. Bond (Chair)

Ake Almgren

James E. J. deVenny III

T. Patrick Kelly (joined the Audit Committee in January 2013)

EXECUTIVE OFFICERS

The following table sets forth certain biographical information concerning our current executive officers:

Name	Age	Position(s)
J. Douglas Milner	52	President, Chief Executive Officer and Director
Steven R. Fife...............	53	Vice President Finance, Chief Financial Officer and Secretary
J. Noel Foley	55	Vice President Engineering
Martin T. Olsen.............	34	Vice President Global Sales and Marketing (effective April 12, 2013)
Jason P. Rubin..............	43	Vice President Manufacturing
Uwe Schrader-Hausmann....	58	Chief Technical Officer

Executive Officers

J. Douglas Milner. Reference is made to Mr. Milner's biographical information included above with our other directors.

Steven R. Fife has been our Chief Financial Officer since November 1, 2012. As Chief Financial Officer and Vice President of Finance, he oversees all of our accounting, finance, treasury, and investor relations activities, as well as our HR and IT organizations. He previously served as the interim Chief Financial Officer of the Women's Initiative for Self Employment from April 2011 until August 2012. Also, he has served as the Chief Financial Officer and Secretary of LECG Corp. from August 2007 until August 2010 and has also held senior finance positions at several other major companies, including Senior Corporate Controller at Gilead Sciences, Vice President and Corporate Controller for Amkor Technologies, and a variety of financial posts at JDS Uniphase and Optical Coating Laboratory, Inc. Mr. Fife began his career at Deloitte & Touche, where he spent nine years serving as a senior audit manager for numerous public company clients. Mr. Fife is a CPA (inactive) and earned a Bachelor of Science in Accounting from Brigham Young University in 1983.

J. Noel Foley joined Active Power in November 2011 as our Vice President of Engineering. In this role he is responsible for all of our product development and sustaining engineering activities. From November 2008 until joining Active Power, Mr. Foley was most recently Vice President Engineering for SolarBridge Technologies, Inc, a manufacturer of AC power products for the solar industry. Prior to this, from 2003 until 2008, Mr. Foley was employed by Dell Inc. most recently as the Senior Manager –AC/DC power supplies and DC/DC converters within Dell's product development group. Prior to this Mr. Foley held a number of executive roles for companies including Lucent Technologies, Vicor Corporation, Computer Products/Artesyn Technologies in the U.S. and Ireland, and with GEC Corporation in the UK. Mr. Foley is a U.S. patent holder and holds a Bachelor of Electrical Engineering degree from University College, Cork, Ireland and a Masters degree in Business Administration from Boston College.

Martin T. Olsen joined Active Power in April 2007 as a Director of Product Management before being promoted in May 2008 to Vice President of Business Development. In January 2010 Mr. Olsen was promoted to Vice President—Channel Sales & Business Development. In December 2010, Mr. Olsen was promoted to Vice President Global Sales. In this role Mr. Olsen is responsible for our global sales activity, including channel sales business for our OEM partners and our IT channel sales partners, as well as our business development activities to expand our product and sales distribution channels. In April 2013, Mr. Olsen became Vice President Global Sales and Marketing and assumed the additional responsibilities of product and corporate marketing, as well as public relations. Prior to joining Active Power, Mr. Olsen was the Director for the data center group at Wright Line LLC, a global data center infrastructure provider for four years, and prior to that was a product marketing manager with American Power Conversion Corp., a global UPS manufacturer in the U.S., Europe and Asia. He also has prior product management experience with Siligen AS, a manufacturer of power availability products in Denmark. A U.S. patent holder, Mr. Olsen holds a Bachelor of Science degree in Marketing from the International Business College at Kolding, Denmark, and diplomas in Logistics and International Business Law from the International Business College at Kolding, Denmark.

Jason P. Rubin joined Active Power in March 2000 as a production planner and held various positions in our manufacturing group before being promoted to Vice President of Manufacturing in October 2005. In this role Mr. Rubin is responsible for the manufacture and testing of all Active Power products as well as managing all material and logistic requirements to support production and our global customer service activities. Mr. Rubin has over 15 years of manufacturing experience in multiple industries and immediately prior to joining Active Power was involved in managing operations and manufacturing systems for Windsport, Inc., a fabricated textile manufacturer. Mr. Rubin holds a Bachelor of Science degree in Industrial Engineering from the University of Oklahoma at Norman.

Uwe Schrader-Hausmann joined Active Power in August 2005 and held various positions in our EMEA sales engineering group and as Managing Director of Active Power (Germany) GmbH before being promoted to Vice President—Technical Services in October 2007 and then to Chief Technical Officer in January 2009. In this role he is responsible for all customer-facing technical service functions including management of our European applications engineering, project management, and project implementation activities, Mr. Schrader-Hausmann has over 30 years of experience in the UPS industry. Prior to joining Active Power, he spent 26 years with Piller Power Systems GmbH, a German-based rotary UPS manufacturer, most recently as Chief Technical Officer. He also has UPS experience with Max Mueller Gildemeister GmbH in Germany. Mr. Schrader-Hausman holds a Diplom-Ingeneur (the German equivalent of a Master of Science degree) from The University of Applied Science in Hanover, Germany.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

The cornerstone of our compensation philosophy continues to be pay for performance. We seek to closely align the compensation paid to our Named Executive Officers with our performance on both a short-term and long-term basis and set performance goals that do not promote excessive risk-taking and support our core financial goals of achieving our revenue growth and operating margin targets.

Although we have delivered year-over-year growth in direct sales on an annual basis since 2005, in 2012 we did not accomplish our targeted goals with respect to revenue or profitability.

Improving our results and continuing to position our business for future success in support of our mission of producing superior returns for our stockholders requires that we attract, retain and foster high caliber talent. We design our executive compensation program to provide a competitive compensation and benefits package that reflects our performance, job complexity and the strategic value of the position, while helping to ensure long-term retention and motivation. We believe the compensation programs for our Named Executive Officers supports us in these goals in a challenging and competitive global macroeconomic environment.

The Compensation Committee of the Board of Directors (the "Committee") is responsible for all compensation decisions for the Named Executive Officers and for all of our executive officers. The Committee believes our executive compensation program is effective at driving the achievement of our performance goals and providing an appropriate reward for results, but also is reasonable in relation to the programs of our peer group companies and encourages our executives to work for meaningful stockholder returns without taking excessive risks. The highlights of our compensation program include:

- An incentive cash compensation plan that, in addition to a competitive base salary, provides payouts based upon achievement of certain financial goals and individual objectives that are consistent with improving stockholder value without incurring undue risk.
- Use of equity awards which encourage retention through time-based vesting to 100% vested over a four-year period which provides a balance between short and long-term decisions.
- Total compensation (at target) is generally designed to compensate our executives at the 50th percentile when compared to our peer group companies.
- Our change of control agreement with each of our officers is "double trigger," meaning it provides severance or accelerated vesting benefits only upon termination of each such officer's employment with us without cause or resignation of the executive for good reason within a certain time period following a change of control of Active Power.

The following compensation governance features underlie our compensation program:

- The Committee is composed solely of independent directors. Additionally, the Committee's independent compensation consultant is retained directly by the Committee.
- Our compensation programs are designed to reward long-term value creation and avoid inappropriate risk taking by our executives. The Committee believes that the risks arising from our employee compensation program are reasonable, in the best interests of our stockholders, and not likely to have a material adverse effect upon us.
- The Committee and the Board of Directors meet in executive session, without management to examine and make final decisions by the Committee.
- The Committee meets with its external compensation consultants and advisors in executive session, without management.
- We have an Insider Trading policy, applicable to all employees and non-employee directors, which outlines trading restrictions inclusive of black-out periods, anti-hedging guidelines, as well as other trading guidelines.

Advisory Vote on Executive Compensation

In May 2012, we held a stockholder advisory vote on the compensation of our Named Executive Officers, commonly referred to as a say-on-pay vote. Our stockholders overwhelmingly approved the compensation of our Named Executive Officers, with approximately 97% of stockholder votes cast in favor of our 2012 say-on-pay resolution. As we evaluated our compensation practices and talent needs throughout 2012, we were mindful of the strong support our stockholders expressed for our pay for performance compensation philosophy. As a result, following our annual review of our executive compensation philosophy, the Committee decided to retain our general approach to executive compensation, with an emphasis on short- and long-term incentive compensation that rewards our most senior executives when they deliver value for our stockholders. In addition, when determining how often to hold a stockholder advisory vote on executive compensation, the Board took into account the strong preference for an annual vote expressed by our stockholders at our 2012 Annual Meeting. Accordingly, the Board determined that we will hold an advisory stockholder vote each year on the compensation of our Named Executive Officers until the next say-on-pay frequency vote.

Philosophy

All of our compensation programs are designed to satisfy the following objectives:

- To attract, motivate and retain key employees, including highly qualified executive officers;
- To make a substantial portion of their compensation dependent upon our attainment of measurable performance targets; and
- To structure a substantial portion of executive compensation so that it aligns with our stockholders' interests.

Our compensation programs are designed by the Committee in collaboration with management and input from an independent compensation consultant hired by the Committee. Our compensation program for executive officers utilizes cash compensation for short-term incentives and equity compensation for long-term incentives. Cash compensation is paid in the form of a base salary and an annual performance incentive bonus ("annual bonus"), and long-term incentive compensation has typically been paid in the form of stock options and restricted stock units ("RSUs").

Our executive compensation philosophy reflects our belief that the compensation of our executives should reflect their success as a management team, rather than as individuals, in attaining key operating objectives such as revenue growth, reductions in operating losses, achievement of operating profitability and positive cash flow, growth or maintenance of market share and long-term competitive advantage, and ultimately, in attaining an increased market price for our stock. We believe that the performance of our executives in managing our business considered in light of general economic conditions and specific company, country, industry and competitive conditions, should be the basis for determining their overall compensation. We also believe that their compensation should not be based on the short-term performance of our stock, whether favorable or otherwise, but rather on factors that drive long-term value to our stockholders, as that will more accurately reflect the quality of our operating performance and, ultimately, the management of our business by our executives. We also evaluate both performance and compensation to ensure that we maintain our ability to attract and retain superior executives in key positions and that the compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of similar or peer companies.

Throughout this proxy statement, the individuals who served as our Chief Executive Officer and Chief Financial Officer during 2012, as well as the other individuals included in the Summary Compensation Table on page 30, are referred to as "Named Executive Officers."

Role of Compensation Committee in Compensation Decisions

The Committee makes all compensation decisions for the Named Executive Officers and for all of our other executive officers.

The Committee retained the services of Radford, an Aon Hewitt Company ("Radford"), an outside human resources consulting organization, to assist it with executive compensation and other human resource-related matters. In late 2011, the Committee directly engaged Radford to provide independent advice to the Committee with respect to matters including executive compensation, executive incentive and equity compensation trends and programs, non-employee director compensation, assistance with the design of an appropriate peer group for establishing compensation benchmarks and for equity compensation matters. We do not use Radford for any consulting services related to non-executive compensation matters, although we participate in annual salary surveys conducted by Radford which we use for benchmarking salary and benefits for all of our non-executive employees. Management's only role with respect to the use of Radford is to provide company-specific data to Radford to enable it to complete its engagement for the Committee. The decision to use Radford for consulting services is recommended and approved by the Committee, and not by management.

Setting Executive Compensation

Based on the above objectives, the Committee has structured our annual and long-term incentive-based cash and non-cash executive compensation to motivate executives to achieve our business goals, and to reward the executives for achieving such goals. In furtherance of this, the Committee has directly retained the services of Radford to benchmark the total compensation program for all of its executive officers. Radford provides the Committee with relevant market data and alternatives and recommendations to consider when making compensation decisions for our executive officers.

Elements of compensation for our executive officers include: base salary, annual bonus, stock incentive awards and employee benefits. Base salaries for our Named Executive Officers are set at the regularly scheduled meetings of the Committee in the first quarter of each year. At this meeting, the Committee also approves and adopts the management incentive plan for the new financial year, determines the level of achievement and actual awards from the previous year's management incentive plan, and typically grants stock-based awards to all of our Named Executive Officers.

At the beginning of each year, it has been the practice of the Committee to review the history of all of the elements of each Named Executive Officer's total compensation over each of the past three to four years, and compare the compensation of the Named Executive Officers with that of other executive officers in an appropriate market comparison group (discussed below), using comparative data supplied by Radford. The comparative data supplied by Radford pertains to base salary, annual bonus and equity awards and is derived from compensation data of other high-technology public companies in North America with similar revenue or expense levels to us. The purpose of this analysis is to determine whether the compensation offered to each Named Executive Officer, both in its totality and with respect to each of the constituent components, is competitive with the applicable market comparables that the Committee has reviewed for the corresponding period.

For 2012, the market comparables were derived from the following peer group companies:

Allied Motion Technologies
Ballard Power Systems
Capstone Turbine
Comverge
Energy Recovery
EnerNOC
Fuel Tech
FuelCell Energy
Lime Energy
Maxwell Technologies
Pervasive Software
PowerSecure International
Satcon Technology
SL Industries
Ultralife
Valence Technology

We used this group of companies as there is an absence of other directly comparable and similarly sized publicly traded UPS companies in the U.S. with which we can benchmark ourselves, and because this population is reflective of the market in which we compete for talent. The Committee instructed Radford to include in our comparative peer group several local Austin companies and several other clean-technology or alternative energy companies with whom we are often compared by the financial community, which are included in the list above.

At the end of 2011, the Committee, with assistance from Radford, reviewed the companies that comprised the peer group used to benchmark our executive compensation. Due to the increase in our revenue and number of employees, additional companies met the required criteria for our peer group compared to the peer group we used for the prior year. As a result, we replaced a substantial number of our peer group members.

The Committee generally considers compensation to be competitive for our Named Executive Officers if it is between the 25th and 50th percentiles for base salary, and in the 50th percentile for annual bonus and equity awards for the applicable peer group. Where a specific component of compensation is not within this range, the Committee uses the competitive data as a factor for its compensation determination, but may also take into account factors specific to a Named Executive Officer in making its final compensation decisions, including such officer's position and functional role, seniority, performance and overall level of responsibility. Overall, Radford found that our actual base salary and bonus and the value of our long-term incentives, including equity awards for 2012, fell between the 25th and 50th percentile of the market comparables which was consistent with our stated philosophy.

The amount of each element of compensation is determined by or under the direction of the Committee, which uses the following factors to determine the amount of salary and other benefits to pay each executive:

- performance against corporate and individual objectives for the previous year;
- difficulty of achieving desired results in the coming year;
- value of their unique skills and capabilities to support our long-term growth;
- performance of their general management capabilities; and
- contribution as a member of the executive management team.

These elements fit into our overall compensation objectives by helping to secure the future potential of our operations, facilitating our entry into new markets, providing proper compliance and regulatory guidance, and helping to create and maintain a cohesive executive team.

Role of Executive Officers in Compensation Decisions

The Chief Executive Officer annually reviews the performance of all of our executive officers (other than the Chief Executive Officer, whose performance is reviewed by the Committee and discussed with the full Board). The conclusions reached and recommendations based on those reviews, including with respect to salary adjustments and annual bonus and equity award amounts, are presented to the Committee by the Chief Executive Officer. The Chief Executive Officer uses benchmark data from the Radford surveys that we participate in as he makes his recommendations to the Committee. Though the Committee is not obligated to follow the Chief Executive Officer's recommendations, the Committee gives them great weight in making its decisions, as the Committee believes our Chief Executive Officer is in the best position to assess the performance of the other Named Executive Officers and identify key criteria for the Committee to consider in making its final decisions relating to the compensation of the Named Executive Officers (other than the Chief Executive Officer). Neither our Chief Executive Officer nor any other member of executive management votes on items before the Committee; however, the Committee and Board solicit the views of the Chief Executive Officer and work with other members of management to determine the agenda for each of their meetings, as well as with our human resources department and outside advisors to prepare meeting materials.

Base Salary

We use the base salary element of executive compensation to provide the foundation of a fair and competitive compensation opportunity for each Named Executive Officer. We review base salaries annually and target salary compensation between the 25th and 50th percentile of base salary practices of our peer group, but maintain flexibility to deviate from market-median practices for individual circumstances, including qualifications, experience at the executive level, and responsibilities. Newly appointed Named Executive Officers, depending on prior experience, may be paid less than the median market salary with a goal of increasing such salary to median levels within a two or three-year period after their appointment. The Committee also considers an internal review of the Named Executive Officer's compensation relative to other Named Executive Officers and the individual performance of the executive in establishing the base salary. As a result, compared to 2011, the Committee increased based salaries from 7% (for recently appointed officers) to approximately 14% in 2012.

Annual Bonus

The management incentive program is an annual cash incentive program that is designed to motivate and reward our Named Executive Officers for their contributions toward the achievement of shorter-term financial and operating goals that we believe drive our operating results and create long-term stockholder value.

Under this program, the Committee, with recommendations provided by our Chief Executive Officer, establishes an annual target award for each Named Executive Officer, which is typically expressed as a percentage of the executive's base salary. For 2012, this target award level was 100% of base salary for Mr. Milner, 60 % of base salary for Mr. Penver, 60% of base salary for Mr. Fife, 50% of base salary for Ms. Brown, 80% of base salary for Mr. Olsen and 50% of base salary for Mr. Rubin. Mr. Milner and Mr. Fife were not employed at Active Power at the start of 2012 so did not have a target award level in 2011. Ms. Brown's and Mr. Penver's target levels did not change from 2011. Mr. Rubin's target level in 2011 was 45% of his base salary. Mr. Olsen's target variable cash compensation level was 79% of his base salary in 2011 when he was in charge of our global channel sales operation and was under an alternative bonus program. The Committee makes the determination of the actual bonus earned by a Named Executive Officer and may choose to award a bonus or not, and determines the actual award, in light of all relevant factors after completion of the fiscal year.

For 2012, 70% of each of the Named Executive Officers' target bonus award was based upon achievement of corporate financial and operating objectives, which were the same objectives for each of our Named Executive Officers. The remaining 30% of each Named Executive Officer's target bonus award was based upon achievement of individual objectives unique to each executive and his or her area of responsibility. Each objective was tied to our annual operating plan, including, for example, consummation of new strategic partnerships, implementation of strategies and procedures, improvement of brand awareness, completion of certain development programs, raising new equity and bank lending facilities, and the implementation of certain new accounting and reporting systems.

The weighting of corporate and individual objectives was reviewed and established by the Committee at the beginning of 2012 and the same weighting was used for all of our Named Executive Officers, reflecting our philosophy that a significant portion of the compensation of our executive team should reflect their success as a team, and not as individuals. Both the corporate and individual goals were established by the Committee at the beginning of 2012 and were all tied to our annual operating plan that was approved by the Board in January 2012.

For 2012, the corporate and financial goals, and the weights given to each for purposes of determining the amount of bonuses, were as follows:

Goals	Target	Actual	% of target	Weighting
Revenue	$ 90,000,000	$ 76,315,000	85%	30%
Operating profit (loss)	$ 1,714,000	$ (1,726,000)	-%	40%

The revenue goal that was set for 2012 represented an increase in total annual revenues of 6% from 2011. The Committee felt that after a year of very strong revenue growth in 2011, with an uncertain economic outlook in some of our key overseas markets, and with challenges growing our continuous power systems and infrastructure solutions, this was a challenging target for us to achieve. Based on our operating plan, achievement of this targeted revenue would result in an operating profit of $1.7 million, which would have represented the first annual profit in our history. The plan also provided for potentially higher payouts to the Named Executive Officers for various levels of accomplishment greater than the target amount as an additional incentive to encourage better financial performance. The additional incentives approved by the Committee were as follows:

Revenue		Operating Profit	
% to Plan	Multiplier for Bonus	% to Plan	Multiplier for Bonus
83.9%	Linear scale from 0.50 to 1.00	50%	Linear scale from 0.50 to 1.00
100%	1.00	100%	1.00
105%	1.25	133%	1.25
115%	1.75	200%	1.75
120%	2.00	233%	2.00

Any payout resulting from the revenue goal attainment was contingent upon Active Power meeting a minimum operating profit threshold of at least $400,000. Since our actual 2012 operating profit fell below this threshold, there was no payout under the revenue or operating profit portions of the plan. Subject to the operating profit threshold described above, any payout under the revenue portion of the plan was subject to Active Power achieving a minimum revenue threshold which was $75.6 million in 2012. Our plan provides for a maximum payout of 200% of the target payout amount for the sales and operating profit portions of the plan at 120% of sales and 233% of operating profit, respectively. These targets and the sliding scale payout system are reviewed and adjusted annually, as appropriate, by the Committee.

The individual objectives for each of the Named Executive Officers included the following:

Named Executive Officer	Individual Objectives
J. Douglas Milner President & Chief Executive Officer (since March 1, 2012)	- Introduction of next generation UPS product - Develop company strategic plan - Improved finance organization performance - Organizational structure assessment
John K. Penver Former Chief Financial Officer, Vice President Finance and Secretary (until October 31, 2012)	- Reduce period-end closing and reporting time - Improve forecasting accuracy - Establish management key metric dashboards
Lisa M. Brown Vice President Marketing & Sales Operations (until April 11, 2013)	- Introduction of next generation UPS product - Data Center market analysis and plan - Product/Service pricing strategy
Jason P. Rubin Vice President Manufacturing	- Implement Lean and continuous improvement program - Improve forecasting accuracy - Safety program improvements
Martin T. Olsen Vice President Global Sales and Marketing (effective April 12, 2013)	- Sales Team productivity and expense management - Improve use of CRM tool - Improve forecasting accuracy

Mr. Fife did not have any specific individual objectives since he joined us late in the year on November 1, 2012.

Mr. Lindelow's compensation for his services as our interim President and Chief Executive Officer was not contingent upon any specific individual objectives. Mr. Lindelow received a one-time bonus in March 2012 of $135,000.

At year-end 2012, our Chief Executive Officer prepared an analysis of accomplishments relative to the established corporate and individual goals for each executive officer (excluding himself) for presentation to the Committee. The Committee reviewed the analysis prepared by the Chief Executive Officer with respect to the results and computation of the bonus award for each of the Named Executive Officers before recommending the bonus award payments.

The performance related bonus results for each of our Named Executive Officers for 2012 were as follows:

Named Executive Officer	Target Bonus Award	Actual Bonus Award	% of Target
J. Douglas Milner President & Chief Executive Officer (since March 1, 2012)	$ 400,000	$ 60,000	15%
John K. Penver Former Chief Financial Officer, Vice President Finance and Secretary (until October 31, 2012)	$ 150,000	$ 9,844	7%
Steven R. Fife Chief Financial Officer, Vice President Finance and Secretary (since November 1, 2012)	$ 42,000	$ -	-%
Martin T. Olsen Vice President Global Sales and Marketing (effective April 12, 2013)	$ 196,000	$ 44,100	23%
Lisa M. Brown Vice President Marketing & Sales Operations (until April 11, 2013)	$ 110,000	$ 19,701	18%
Jason P. Rubin Vice President Manufacturing	$ 105,000	$ 19,688	19%

For 2012, the Committee also approved discretionary bonuses for certain executives based on the additional contributions to our success from such executives during 2012. The Committee also approved a bonus to recognize Mr. Fife's contributions since he joined us in November 2012 and noted that, due to the fact that he joined us late in the year, he did not have any specific objectives for 2012. Mr. Fife, Ms. Brown and Mr. Rubin received discretionary bonuses for 2012 in the amounts of $20,000, $4,553, and $10,000, respectively. These amounts are not included in the table above.

Mr. Penver, under his severance agreement, was eligible to receive a prorated amount of his bonus for the performance based goals portion of the bonus program. This payment is contingent upon his continued compliance with his severance agreement.

Stock Option and Equity Incentive Programs

The Committee believes that the interests of our stockholders are best served when a significant proportion of an executive's compensation is comprised of equity-based or other long-term incentives that appreciate in value contingent upon increases in the price of our common stock. This is consistent with our philosophy that in the long term, our stock price will reflect our operating performance and that our management team's compensation should be in a large part driven by our long-term results. Therefore, it has been our practice to make annual grants of equity-based awards to our Named Executive Officers. The Committee uses benchmark equity data provided annually by Radford to assist in determining the value and level of annual equity awards to make and usually targets at or around the median value level of equity grants relative to our peer group. The ultimate amount and mix of equity awards vary among Named Executive Officers based on their positions within Active Power, individual performance and other factors the Committee deems relevant.

The Committee approved the following annual grants of stock options to our Named Executive Officers in February 2012:

Named Executive Officer	**No. of Options Awarded**	**Option Exercise Price**	**Date of Grant**
Jan H. Lindelow Former Interim President and Chief Executive Officer (October 2011 through Feb 2012)	12,800	$ 4.00	2/17/2012
John K. Penver Former Chief Financial Officer, Vice President Finance and Secretary (until October 31, 2012)	8,999	$ 4.00	2/17/2012
Martin T. Olsen Vice President Global Sales and Marketing (effective April 12, 2013)	21,999	$ 4.00	2/17/2012
Lisa M. Brown Vice President Marketing & Sales Operations (until April 11, 2013)	12,999	$ 4.00	2/17/2012
Jason P. Rubin Vice President Manufacturing	19,999	$ 4.00	2/17/2012

The Committee approved the following annual grants of RSUs to our Named Executive Officers in February 2012:

Named Executive Officer	**No. of RSUs Awarded**	**Grant Date Price**	**Date of Grant**
Jan H. Lindelow	12,800	$ 4.00	2/17/2012
John K. Penver	9,000	$ 4.00	2/17/2012
Martin T. Olsen	14,000	$ 4.00	2/17/2012
Lisa M. Brown	9,000	$ 4.00	2/17/2012
Jason P. Rubin	12,000	$ 4.00	2/17/2012

In April 2012, the Committee adopted a burn rate policy for 2012 through 2014 that limited the number of shares that we grant subject to stock awards over the three-year period to an average of 2.93% of our outstanding common stock (which was equal to the median burn rate plus one standard deviation for the 2011 calendar year for Russell 3000 companies in our Global Industry Classification Standards Peer Group (2010 Capital Goods), as published by Institutional Shareholder Services (ISS) in 2011). Shortly after adoption of this policy, our stock ceased to be included in the Russell 3000 index. In connection with considering executive compensation programs for 2013, the Committee reviewed the burn rate policy and considered the data provided by Radford which indicated that the current ISS burn rate guideline for capital goods companies that were not in the Russell 3000 index (such as Active Power) was 6.69%. The Radford data also indicated that the annual gross burn rate for our peer group was 1.9% at the 50th percentile and 3.6% at the 75th percentile. The Committee considered the appropriate level of equity awards to be made to our executive officers and other employees in light of our stage of development and market capitalization and the need to retain current employees. The Committee believes that our financial and business circumstances and executive leadership had changed significantly since the burn rate policy was adopted April 2012 and that to continue such policy would inhibit our ability to grant appropriate equity incentives to employees. As a results of such analysis, on February 12, 2013, the Committee unanimously agreed and resolved to revise the burn rate policy to eliminate the fixed percentage limit and to determine the annual level of equity awards on a case by case basis based on the Committee's determination of what level of equity awards would be in the best interests of Active Power and its stockholders.

Policy Regarding Tax Deductibility of Compensation

Within its performance-based compensation program, we aim to compensate the senior executive management team in a manner that is tax effective for us. However, the Committee may determine that it is appropriate to pay compensation which is not deductible from time-to-time.

Timing of Grants

Equity awards to our executive officers and other key employees are typically granted annually in conjunction with the review of their respective individual performance. This review takes place at regularly scheduled meetings of the Committee, which are typically held in conjunction with the meetings of our Board during the first quarter of each year. Equity awards are automatically granted to our non-employee directors on the date of our Annual Meeting of Stockholders, in accordance with the terms of our director compensation policy. Grants to newly hired employees are made in meetings of the Committee or Board, with effect from the date of the meeting. Grants to newly hired executive officers are made at the next regularly scheduled Committee meeting or at a special meeting on or following their hire date. The exercise price of all stock options is set at the closing price of our common stock on The NASDAQ Capital Market on the date of grant of the award.

Stock Ownership Guidelines

We have a stock ownership policy that requires our non-executive directors to obtain a minimum level of stock ownership in Active Power within five years of their appointment to the Board. The stock ownership policy requires the following for our non-executive directors:

- With respect to all individuals who were non-executive directors on February 1, 2007 (the date of the initial adoption of our current equity ownership policy), by February 1, 2012 the directors should own stock with a value equal to three times the annual Board retainer.

- With respect to non-executive directors first appointed or elected to the Board after February 1, 2007, by the fifth-year anniversary of such date of initial appointment or election the director should own stock with a value equal to three times the annual Board retainer.

- The value of such stock is measured by the higher of the original purchase price paid or the current fair market value of the shares at the time of evaluation.

All of our non-executive directors were in compliance with this policy at December 31, 2012. There currently are no stock ownership guidelines for our Named Executive Officers.

Our insider trading policy prohibits all directors and executive officers of Active Power from making short sales of our stock, engaging in hedging transactions and other derivative securities involving our stock, using our securities as collateral for loans, and holding our securities in margin accounts.

Perquisites and Other Personal Benefits

The Committee does not believe that providing an executive perquisite is consistent with our pay-for-performance compensation philosophy. In this regard, it should be noted that we do not provide pension arrangements, post-retirement health coverage, or similar benefits for our executives or employees.

We provide employee benefits including a 401(k) plan without any matching contributions at this time, and coverage under health and insurance plans, which are the same for all employees. We also offer life insurance for all employees that provides coverage up to an employee's salary or a maximum of $200,000. We also provide an automobile allowance to a European-based executive officer, Uwe Schrader-Hausmann, and to European-based sales and service employees that is part of the normal competitive compensation package in those markets. We do not provide such allowances to our U.S.-based executives or sales employees.

Employment Agreements with Officers

Refer to the information under Potential Payments Upon Termination or Change in Control - *Termination and Change in Control Agreements* for details of the employment agreements in place with our executive officers and details regarding the Separation Agreement and Release we entered into with Mr. Penver upon his departure from Active Power in October 2012.

The Committee relies on recommendations made to it by Radford with respect to competitive compensation amounts provided to executive officers, the nature and type of contractual arrangements with executive officers, including severance agreements and change of control provisions, and which executive officers will be eligible for such benefits. The Committee also asked Radford for benchmark data on severance benefits and change in control provisions relating to equity awards for executive officers. Radford provided benchmark data using the same peer group of companies that is used to guide compensation decisions, to provide specific guidelines to the Committee. Based on its review of the benchmark data provided by Radford, the Committee believed it was necessary for the retention of officers and to remain competitive in employment markets for us to enter into such agreements with our executive officers.

We have certain arrangements with our executive officers for potential payments upon termination of such executive or a change of control. See "Potential Payments Upon Termination or Change of Control" on page 39 of this proxy statement for a description of such arrangements and the estimated payment amounts.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis (the "CD&A") for the year ended December 31, 2012, with management. In reliance on the reviews and discussions referred to above, the Compensation Committee recommended to the Board, and the Board has approved, that the CD&A be included in the proxy statement for the year ended December 31, 2012, for filing with the Securities and Exchange Commission.

Submitted by the Compensation Committee of the Board:

Jan H. Lindelow (Chair)

Stephen Clearman

Robert S. Greenberg

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary [2]	Stock Awards [3]	Option Awards [4]	Non-Equity Incentive Plan Compensation [5]	All Other Compensation [6]	Total Compensation
Jan H. Lindelow, Interim President & Chief Executive Officer (from October 16, 2011 until March 1, 2012) (Principal Executive Officer) [1] ..	2012	$ 87,500	51,200	$ 34,844	$ 135,000	$ -	$ 308,544
	2011	$ 87,500	-	-	-	-	$ 87,500
J. Douglas Milner, President and Chief Executive Officer (since March 1, 2012) (Principal Executive Officer)	2012	$328,720	$172,500	$ 352,198	$ 60,000	$ 86,195	$ 999,613
John K. Penver, Former Chief Financial Officer, Vice President Finance and Company Secretary (until October 31, 2012) (Principal Financial Officer)..............	2012	$209,157	$ 36,000	$ 24,499	$ 9,844	$ 127,330	$ 406,830
	2011	$230,272	-	$ 154,950	$ 60,163	-	$ 445,385
	2010	$232,054	-	$209,469[7]	$ 210,002	-	$ 651,525
Steven R. Fife, Chief Financial Officer, Vice President Finance and Company Secretary (since November 1, 2012) (Principal Financial Officer)................	2012	$ 59,231	$ 72,000	$ 153,996	$ 20,000	$ 24,890	$ 330,117
Martin T. Olsen, Vice President Global Sales and Marketing (effective April 12,2013)..........	2012	$ 240,384	$ 56,000	$ 59,883	$ 44,100	$ 21,201	$ 421,568
	2011	$ 188,601	-	$ 167,966	$ 70,150	$ -	$ 426,717
	2010	$ 169,423	-	$197,495[7]	$ 231,441	$ 35,724	$ 634,083
Lisa M. Brown, Vice President Marketing and Sales Operations (until April 11, 2013).........	2012	$ 217,692	$ 36,000	$ 35,386	$ 24,254	$ 3,966	$ 317,298
	2011	$ 197,398	-	$ 123,960	$ 49,405	-	$ 370,763
	2010	$ 197,143	-	$112,791[7]	$ 190,575	-	$ 500,509
Jason P. Rubin, Vice President Manufacturing .	2012	$ 206,517	$ 48,000	$ 54,439	$ 29,688	$ 17,415	$ 356,059
	2011	$ 187,272	-	$ 154,950	$ 50,000	-	$ 392,222
	2010	$ 185,990	-	$112,791[7]	$ 138,244	-	$ 437,025

[1] Represents amount paid to Mr. Lindelow in his capacity as interim President and Chief Executive Officer. Amounts paid to Mr. Lindelow for board-related services are included under Director Compensation.

[2] Represents total salary earned during the calendar years 2012, 2011 and 2010 even if paid in another year.

[3] The amounts reported in this column represent the aggregate value of the stock awards granted to the Named Executive Officers during 2012, 2011 and 2010, respectively, based upon their grant date fair value, as determined in accordance with the share-based payment accounting guidance under the Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC 718"). Refer to the section titled "Stock-Based Compensation Expense" under Note 1, "Summary of Significant Accounting Policies," in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K filed on March 4, 2013 for the relevant assumptions used to determine the valuation of our restricted stock awards.

[4] The amounts reported in this column represent the aggregate value of the stock options granted to the Named Executive Officers during 2012, 2011 and 2010, respectively, based upon their grant date fair value, as determined in accordance with the share-based payment accounting guidance under ASC 718. Refer to the section titled "Stock-Based Compensation Expense" under Note 1, "Summary of Significant Accounting Policies," in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K filed on March 4, 2013 for the relevant assumptions used to determine the valuation of our stock option awards.

[5] Represents cash bonuses earned under our 2012 management incentive plan that were paid out in March 2013, amounts earned under our 2011 management incentive plan that were paid out in March 2012 and amounts earned under our 2010 management incentive plan that were paid out in March 2011. For Mr. Lindelow's 2012 payment, this is a payment for his work as interim CEO made in 2012. For Mr. Penver, this payout is contingent upon his continued compliance with his severance agreement.

[6] Represents moving and storage expenses paid to Mr. Olsen in 2010, relocation and temporary living expenses paid to Mr. Milner and Mr. Fife in 2012, payout of vacation (cash paid in exchange for vacation accrued) for Ms. Brown, Mr. Penver, Mr. Olsen and Mr. Rubin. Also represents severance and retention bonus for Mr. Penver paid in 2012.

[7] Included in the value of stock awards granted to Named Executive Officers during 2010 is the grant-date fair value of performance-based stock awards that were awarded in 2010. The value of the performance awards is based on the expected number of performance awards that were expected, at the time of grant, to be earned by the Named Executive Officers.

FISCAL 2012 GRANTS OF PLAN-BASED AWARDS

Name and Principal Position	Grant Date	Estimated future payouts under non-equity incentive plan awards [1] Threshold	Target	Maximum	All other option awards Number of securities underlying options	Exercise or base price of option awards ($/share) [2]	Grant Date Fair Value of Stock or Option Awards [3]
Jan H. Lindelow, interim President & Chief Executive Officer (from October 16, 2011 until March 1, 2012) (Principal Executive Officer) [4][5]	2/17/2012				12,800	$ 4.00	$ 34,844
	2/17/2012				12,800	$ 0.00	$ 51,200
John Milner, President and Chief Executive Officer (Since March 1, 2012) (Principal Executive Officer)		$ 70,000	$400,000	$800,000			
	3/1/2011				149,999	$ 3.45	$352,198
	3/1/2011				50,000	$ 0.00	$172,500
John K. Penver, Former Chief Financial Officer, Vice President Finance and Company Secretary (until October 31, 2012) (Principal Financial Officer)[6]		$ 26,250	$150,000	$300,000			
	2/17/2012				8,999	$ 4.00	$ 24,499
	2/17/2012				9,000	$ 0.00	$ 36,000
Steven R. Fife, Chief Financial Officer, Vice President Finance and Secretary (Principal Financial Officer)		$ 29,400	$168,000	$336,000			
	11/2/2012				60,000	$ 3.60	$153,996
	11/2/2012				20,000	$ 0.00	$ 72,000
Martin T. Olsen, Vice President Global Sales and Marketing (effective April 12, 2013)		$ 34,300	$196,000	$392,000			
	2/17/2012				21,999	$ 4.00	$ 59,883
	2/17/2012				14,000	$ 0.00	$ 56,000
Lisa M. Brown, Vice President Marketing and Sales Operations (until April 11, 2013)		$ 19,250	$110,000	$220,000			
	2/17/2012				12,999	$ 4.00	$ 35,386
	2/17/2012				9,000	$ 0.00	$ 36,000
Jason P. Rubin, Vice President Manufacturing		$ 18,375	$105,000	$210,000			
	2/17/2012				19,999	$ 4.00	$ 54,439
	2/17/2012				12,000	$ 0.00	$ 48,000

[1] These columns show the awards that were possible at the threshold, target and maximum levels of performance under the annual management incentive plan. The target estimated future payout amount was the amount that each Named Executive Officer would earn if they accomplished 100% of the corporate and individual objectives under the annual management incentive plan. Refer to "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table for amounts actually earned for 2012.

[2] The exercise price of the stock option awards is equal to the closing price of the common stock as reported by The NASDAQ Capital Market on the date of grant of the award.

[3] Refer to the section titled "Stock-Based Compensation Expense" under Note 1, "Summary of Significant Accounting Policies," in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K filed on March 1, 2013 for the relevant assumptions used to determine the valuation of our option awards.

[4] Amounts awarded to Mr. Lindelow for his services as a director are included under Director Compensation.

[5] Any payouts to Mr. Lindelow related to the 2012 bonus plan were paid before the end of 2012 and are included in the Summary Compensation Table.

[6] Any prorated payouts to Mr. Penver related to the 2012 bonus plan and, under his severance agreement, are contingent upon his compliance with the terms of such agreement.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

	Option Awards					Stock Awards	
	Number of securities underlying unexercised options (#) Exercisable	Number of securities underlying unexercised options (#) Unexercisable	Option exercise price ($)	Option expiration date	Number of options vested at 12/31/12	Number of shares of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($) [1]
Jan H. Lindelow, Interim President & Chief Executive Officer (from October 16, 2011 until March 1, 2012) (Principal Executive Officer) [9]	3,200	3,200	$ 4.00	2/17/2022	3,200[12]	3,200[12]	$ 10,720
J. Douglas Milner, President and Chief Executive Officer (since March 1, 2012) (Principal Executive Officer)..............	-	149,999[13]	$ 3.45	3/1/2022	-	50,000[13]	$ 167,500
John K. Penver, Former Chief Financial Officer, Vice President of Finance and Company Secretary (until October 31, 2012) (Principal Financial Officer).....	22,000	-	$ 18.90	2/28/2015	22,000[2]	-	$ -
	16,999	-	$ 21.00	2/3/2016	16,999[2]	-	$ -
	9,999	-	$ 11.45	2/7/2017	9,999[2]	-	$ -
	16,500	-	$ 9.40	2/28/2018	16,500[2]	-	$ -
	3,849	-	$ 2.40	2/4/2019	3,849[10]	-	$ -
	23,172	-	$ 3.95	2/25/2020	23,172[10]	-	$ -
	62,138	-	$ 3.95	2/25/2020	62,138[10]	-	$ -
	8,750	-	$ 11.25	2/28/2021	8,750[10]	-	$ -
	3,937	-	$ 4.00	2/17/2022	3,937[10]	-	$ -
	167,344	-			167,344	-	$ -
Steven R. Fife, Chief Financial Officer, Vice President Finance and Company Secretary (since November 1, 2012) (Principal Financial Officer).....	-	60,000[14]	$ 3.60	11/2/2022	-	20,000[14]	$ 67,000

Martin T. Olsen, Vice President Global Sales and Marketing (effective April 12, 2013)...............	4,000	-	$ 7.70	5/18/2017	4,000[2]	-	$ -
	1,000	-	$ 8.35	6/7/2017	1,000[2]	-	$ -
	2,666	-	$ 6.80	4/30/2018	2,666[2]	-	$ -
	5,000	-	$ 6.95	5/21/2018	5,000[2]	-	$ -
	10,313	687	$ 2.40	2/4/2019	10,313[6]	-	$ -
	16,913	10,312	$ 3.95	2/25/2020	16,913[3]	-	$ -
	10,274	-	$ 3.95	2/25/2020	10,274[4]	-	$ -
	10,000	10,000	$ 8.70	11/3/2020	10,000[7]	-	$ -
	656	844	$ 12.60	2/18/2021	656[8]	-	$ -
	8,749	11,250	$ 11.25	2/28/2021	8,749[7]	-	$ -
	4,124	17,875	$ 4.00	2/17/2022	4,124[11]	11,375	$ 38,106
	73,695	50,968			73,695	11,375	$ 38,106
Lisa M. Brown, Vice President Marketing and Sales Operations (until April 11, 2013)..	14,999	-	18.50	12/1/2015	14,999[2]	-	$ -
	6,000	-	11.45	2/7/2017	6,000[2]	-	$ -
	11,250	-	9.40	2/28/2018	11,250[2]	-	$ -
	15,938	1,062	2.40	2/4/2019	15,938[6]	-	$ -
	9,983	-	3.95	2/25/2020	9,983[4]	-	$ -
	28,079	14,437	3.95	2/25/2020	28,079[3]	-	$ -
	6,999	9,000	11.25	2/28/2021	6,999[5]	-	$ -
	2,437	10,562	4.00	2/17/2022	2,437[11]	7,312	$ 24,495
	95,685	35,061			95,685	7,312	$ 24,495
Jason P. Rubin, Vice President Manufacturing........	3,000	-	17.55	2/13/2014	3,000[2]	-	$ -
	5,999	-	17.95	2/14/2015	5,999[2]	-	$ -
	7,999	-	21.00	2/3/2016	7,999[2]	-	$ -
	6,000	-	11.45	2/7/2017	6,000[2]	-	$ -
	9,000	-	9.40	2/28/2018	9,000[2]	-	$ -
	7,438	1,062	2.40	2/4/2019	7,438[6]	-	$ -
	8,645	-	3.95	2/25/2020	8,645[4]	-	$ -
	29,418	14,437	3.95	2/25/2020	29,418[3]	-	$ -
	8,748	11,251	11.25	2/28/2021	8,748[8]	-	$ -
	3,749	16,250	4.00	2/17/2022	3,749[11]	9,750	$ 32,663
	89,996	43,000			89,996	9,750	$ 32,663

[1] Based on the closing market value of our common stock of $3.35 per share at December 31, 2012.

[2] This option originally vested over a four-year period and is now fully vested.

[3] This option vests over a four-year period from February 25, 2010, with 25% of the award vesting on February 25, 2011 and then 1/16th of the total award vesting in 12 quarterly installments over the subsequent three-year period, in each case subject to continued service with us.

[4] This option vests over a three-year period from February 25, 2010, with 50% of the award vesting on February 25, 2011 and then 25% of the total award vesting on February 25, 2011 and 25% of the total award vesting on February 25, 2012, in each case subject to continued service with us.

[5] This option vests over a four-year period from February 28, 2011, with 25% of the award vesting on February 28, 2012 and then 1/16h of the total award vesting in 12 quarterly installments over the subsequent three-year period, in each case subject to continued service with us.

[6] This option vests over a four-year period from February 4, 2009, with 25% of the award vesting on February 4, 2010 and then 1/16th of the total award vesting in 12 quarterly installments over the subsequent three-year period, in each case subject to continued service with us.

[7] This option vests over a four-year period from November 3, 2010, with 25% of the award vesting on November 3, 2011 and then 1/16th of the total award vesting in 12 quarterly installments over the subsequent three-year period, in each case subject to continued service with us.

[8] This option vests over a four-year period from February 18, 2011, with 25% of the award vesting on February 18, 2012 and then 1/16th of the total award vesting in 12 quarterly installments over the subsequent three-year period, in each case subject to continued service with us.

[9] Amounts outstanding for Mr. Lindelow are included under Director Compensation.

[10] Mr. Penver's outstanding options and awards that were to vest within nine months of his termination on October 31, 2012, were accelerated. The remaining unvested shares as of July 31, 2013 were cancelled.

[11] This option vests over a four-year period from February 17, 2012, with 1/16th of the total award vesting in 16 quarterly installments over a four-year period, in each case subject to continued service with us.

[12] Mr. Lindelow received this award during his term as Interim Chief Executive Officer. The options and restricted stock awards vest 50% on May 1, 2012, another 25% vesting on October 16, 2012, and the remaining 25% vesting on October 16, 2013, in each case subject to continued service with us.

[13] These options and RSUs vest 25% on March 1, 2013, and then 1/16th of the total award vesting in 12 quarterly installments over the subsequent three-year period, in each case subject to continued service with us.

[14] These options and RSUs vest 25% on November 2, 2013, and then 1/16th of the total award vesting in 12 quarterly installments over the subsequent three-year period, in each case subject to continued service with us.

OPTION EXERCISES AND STOCK VESTED

The following table shows options exercised and restricted stock vested for our Named Executive Officers during 2012:

Name	Option Awards: Number of shares acquired on exercise	Option Awards: Value realized on exercise	Stock Awards: Number of shares acquired on vesting	Stock Awards: Value realized on vesting
Jan H. Lindelow	6,400	$ -	9,600	$ 39,501
J. Douglas Milner	-	$ -	-	$ -
John K. Penver	25,150	$ 21,521	1,126	$ 4,532
Steven R. Fife	-	$ -	-	$ -
Martin T. Olsen	-	$ -	2,625	$ 9,669
Lisa M. Brown	-	$ -	1,688	$ 6,217
Jason P. Rubin	-	$ -	2,250	$ 8,288

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

2010 Equity Incentive Plan

In the event of a Change in Control (as defined in the 2010 Plan), each outstanding Award (as defined in the 2010 Plan) will be treated as the Administrator (as defined in the 2010 Plan) determines without a participant's consent, including, without limitation, that (i) Awards will be assumed, or substantially equivalent Awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and prices; (ii) upon written notice to a participant, that the participant's Awards will terminate upon or immediately prior to the consummation of such merger or Change in Control; (iii) outstanding Awards will vest and become exercisable, realizable, or payable, or restrictions applicable to an Award will lapse, in whole or in part prior to or upon consummation of such merger or Change in Control, and, to the extent the Administrator determines, terminate upon or immediately prior to the effectiveness of such merger of Change in Control; (iv) (A) the termination of an Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such Award or realization of the participant's rights as of the date of the occurrence of the transaction, or (B) the replacement of such Award with other rights or property selected by the Administrator in its sole discretion; or (v) any combination of the foregoing.

In the event that the successor corporation does not assume or substitute for the Award (or portion thereof), the participant will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights that are not assumed or substituted for, including shares as to which such Awards would not otherwise be vested or exercisable, all restrictions on Restricted Stock, Restricted Stock Units, and Performance Shares/Units (each as defined in the 2010 Plan) not assumed or substituted for will lapse, and, with respect to Awards with performance-based vesting not assumed or substituted for, all performance goals or other vesting criteria will be deemed achieved at one hundred percent (100%) of target levels and all other terms and conditions met. In addition, if an option or stock appreciation right is not assumed or substituted for in the event of a Change in Control, the Administrator will notify the participant in writing or electronically that the option or stock appreciation right will be fully vested and exercisable for a period of time determined by the Administrator in its sole discretion, and the option or stock appreciation right will terminate upon the expiration of such period.

An Award will be considered assumed if, following the merger or Change in Control, the Award confers the right to purchase or receive, for each share subject to the Award immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property) or, in the case of a stock appreciation right upon the exercise of which the Administrator determines to pay cash or a Restricted Stock Unit, Performance Share or Performance Unit which the Administrator can determine to pay in cash, the fair market value of the consideration received in the merger or Change in Control by holders of the common stock of Active Power for each share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares); provided, however, that if such consideration received in the merger or Change in Control is not solely common stock of the successor corporation or its parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of an option or stock appreciation right or upon the payout of a Restricted Stock Unit, Performance Unit or Performance Share, for each share subject to such Award (or in the case of an Award settled in cash, the number of implied shares determined by dividing the value of the Award by the per share consideration received by holders of common stock in the merger or Change in Control), to be solely common stock of the successor corporation or its parent equal in fair market value to the per share consideration received by holders of Common Stock in the merger or Change in Control.

For purposes of the 2010 Plan, "Change in Control" means the occurrence of any of the following events: (i) a change in the ownership of Active Power which occurs on the date that any one person, or more than one person acting as a group ("Person"), acquires ownership of the stock of Active Power that, together with the stock held by such Person, constitutes more than fifty percent (50%) of the total voting power of the stock of Active Power; provided, however, that for purposes of this subsection (i), the acquisition of additional stock by any one Person, who is considered to own more than fifty percent (50%) of the total voting power of the stock of Active Power will not be considered a Change in Control, (ii) if we have a class of securities registered pursuant to Section 12 of the Exchange Act, a change in the effective control of Active Power which occurs on the date that a majority of members of the Board is replaced during any twelve (12) month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purposes of this subsection (ii), if any Person is considered to be in effective control of Active Power, the acquisition of additional control of Active Power by the same Person will not be considered a Change in Control; or, or (iii) a change in the ownership of a substantial portion of our assets which occurs on the date that any Person acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such person or persons) assets from us that have a total gross fair market value equal to or more than fifty percent (50%) of the total gross fair market value of all of the assets of Active Power immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (iii), the following will not constitute a change in the ownership of a substantial portion of our assets: (A) a transfer to an entity that is controlled by our stockholders immediately after the transfer, or (B) a transfer of assets by Active Power to: (1) a stockholder of Active Power (immediately before the asset transfer) in exchange for or with respect to Active Power stock, (2) an entity, fifty percent (50%) or more of the total value or voting power of which is owned, directly or indirectly, by Active Power, (3) a Person, that owns, directly or indirectly, fifty percent (50%) or more of the total value or voting power of all the outstanding stock of Active Power, or (4) an entity, at least fifty percent (50%) of the total value or voting power of which is owned, directly or indirectly, by a Person described in subsection (iii)(B)(3). For purposes of this subsection (iii), gross fair market value means the value of the assets of Active Power, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets. Persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with Active Power. Notwithstanding the foregoing, a transaction shall not be deemed a Change in Control unless the transaction qualifies as a change in control event within the meaning of Section 409A of the Internal Revenue Code of 1986, as it has been and may be amended from time to time, and any proposed or final Treasury Regulations and Internal Revenue Service guidance that has been promulgated or may be promulgated thereunder from time to time. Further and for the avoidance of doubt, a transaction shall not constitute a Change in Control if: (i) its sole purpose is to change the state of our incorporation, or (ii) its sole purpose is to create a holding company that shall be owned in substantially the same proportions by the persons who held our securities immediately before such transaction.

Termination and Change in Control Agreements

Except as otherwise noted, we have formal written severance agreements with all of our executive officers that provide for certain benefits if severance arises in connection with a change in control of Active Power. Mr. Lindelow was not eligible for any severance benefits in connection with his service as our interim President and Chief Executive Officer.

Each of Mr. Milner, Mr. Fife, Mr. Olsen, Ms. Brown and Mr. Rubin has entered into Severance Benefit Agreements ("Severance Agreements"). The Severance Agreement signed by Mr. Olsen, Ms. Brown and Mr. Rubin provides that if the executive's employment is terminated for reasons other than Cause (as defined in the Severance Agreements) or by the executive for Good Reason (as defined by the Severance Agreements) then the executive shall be entitled to receive continued severance pay equal to six months of their then-current base salary payable over such period, as well as reimbursement of health benefits during such period. In addition, the Severance Agreements provide that the vesting under all unvested options and restricted stock would be accelerated by six months. Upon termination without Cause or resignation for Good Reason, Mr. Milner is entitled to severance equal to twelve months of his then-current base salary and Mr. Fife is entitled to severance equal to nine months of his then-current base salary. Each executive would also be entitled to his or her annual bonus under our management incentive program (i) as to a prorated portion, with respect to performance objectives that are measured over a period of time to the extent the objectives (as prorated for the period of employment during such performance period) are actually achieved prior to the date of employment termination, and (ii) as to the full amount with respect to performance objectives that are measured on the basis of the occurrence of an event, to the extent such objective is actually achieved prior to the date of employment termination. The Severance Agreements further provide that each executive execute a release of claims in favor of us, and the Severance Agreements signed by Mr. Olsen, Ms. Brown and Mr. Rubin include noncompetition and non-solicitation covenants for a period of up to six months following his or her termination of employment. Mr. Milner's Severance Agreement includes noncompetition and non-solicitation covenants for a period of up to twelve months following termination of employment.

Each of the Severance Agreements also provides that if within twelve months following a Change in Control (as defined in the Severance Agreements) the executive officer's employment is terminated for reasons other than Cause, or by the executive for Good Reason, then any unvested options or shares of restricted stock held by the executive on the date of such change in control would accelerate and vest in full as of the date of the termination.

Had their employment been terminated on December 31, 2012 by us for reasons other than cause or by the executive for good reason, our Named Executive Officers would have been eligible to receive the payments set forth in the table below. These payments include amounts earned through such time and are only estimates of the amounts that would be paid to these executives upon their termination. The actual amounts to be paid out can only be determined at the time of such executive's separation from Active Power.

POTENTIAL PAYMENTS UNDER TERMINATION ARRANGEMENTS

Name	Salary	Benefits	Accrued Vacation Pay	Accelerated Vesting of Restricted Stock [1]	Accelerated Vesting of Stock Options [2]	Total
J. Douglas Milner	$ 401,607	$ 11,034	$ 13,905	$ 73,281	$ -	$ 499,826
Steven R. Fife	$ 281,004	$ 11,034	$ 4,435	$ 16,750	$ -	$ 313,223
Martin T. Olsen	$ 123,484	$ 5,517	$ 15,218	$ 20,519	$ 653	$ 165,391
Lisa M. Brown	$ 110,884	$ 3,411	$ 16,605	$ 13,191	$ 1,009	$ 145,099
Jason P. Rubin	$ 105,844	$ 5,072	$ 12,878	$ 17,588	$ 1,009	$ 142,390

[1] Based upon the closing price of our common stock at December 31, 2012 of $3.35 per share.

[2] Represents the value realized upon accelerated vesting of options in the event of a termination for reasons other than cause or by the executive for good reason and is based upon the difference between the exercise price of accelerated options for our Named Executive Officers at December 31, 2012 and the closing price of our common stock at that date of $3.35.

If their employment had been terminated on December 31, 2012 by us for reasons other than cause or by the executive for good reason as a result of a change in control of Active Power, these Named Executive Officers would have been eligible to receive the payments set forth in the table below. These payments include amounts earned through such time and are only estimates of the amounts that would be paid to these executives upon their termination. The actual amounts to be paid out can only be determined at the time of such executive's separation from Active Power.

Name	Salary	Benefits	Accrued Vacation Pay	Accelerated Vesting of Restricted Stock [1]	Accelerated Vesting of Stock Options [2]	Total
J. Douglas Milner	$ 401,607	$ 11,034	$ 13,905	$ 167,500	$ -	$ 594,046
Steven R. Fife	$ 281,004	$ 11,034	$ 4,435	$ 67,000	$ -	$ 363,473
Martin T. Olsen	$ 123,484	$ 5,517	$ 15,218	$ 20,519	$ 653	$ 165,391
Lisa M. Brown	$ 110,884	$ 3,411	$ 16,605	$ -	$ 1,009	$ 131,908
Jason P. Rubin	$ 105,844	$ 5,072	$ 12,878	$ -	$ 1,009	$ 124,802

[1] Based upon the closing price of our common stock at December 31, 2012 of $3.35 per share.

[2] Represents the value realized upon accelerated vesting of options in the event of a change in control and is based upon the difference between the exercise price of all outstanding options for our Named Executive Officers at December 31, 2012 and the closing price of our common stock at that date of $3.35 per share.

Separation Agreement with Mr. Penver

On October 31, 2012, John K. Penver resigned from his role as our Chief Financial Officer, VP of Finance, and Secretary and from the Board. In connection with Mr. Penver's resignation, in accordance with the Severance Benefits Agreement from April 2010 by and between us and Mr. Penver, Active Power and Mr. Penver entered into a Separation Agreement and Release, which, among other things, provides the following:

- continuation of payment of Mr. Penver's base salary of $250,000, at the rate of $20,333 per month, less applicable withholding, for nine (9) months in accordance with our regular payroll practices;
- reimbursement for continuation coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended for a period of nine (9) months, or until Mr. Penver has secured other employment, whichever occurs first;
- payment to Mr. Penver of a lump sum of $50,000, less applicable withholding, for a retention payment;
- a prorated portion of his annual bonus under the 2012 bonus plan for executive officers; and
- acceleration of the vesting of 27,120 shares (equivalent to an additional nine (9) months of vesting) under all outstanding stock option agreements between us and Mr. Penver that would have otherwise remained unvested as of the date of Mr. Penver's resignation, such that Mr. Penver will be vested in a total of 207,507 shares pursuant to such stock option agreements.

The foregoing was subject to (i) a release of us by Mr. Penver for all claims (other than for payment of the foregoing), (ii) Mr. Penver's compliance with non-competition and non-solicitation covenants for 12 months post-termination and continued observance of his obligations to us under his current proprietary information and nondisclosure agreement, and (iii) Mr. Penver's compliance with customary non-disparagement covenants.

DIRECTOR COMPENSATION

Name	Fees earned or paid in cash $	Stock awards $	Option awards $ [1]	Total compensation
J. Douglas Milner	Included in executive compensation table			
Ake Almgren	$ 45,000	$ 11,550	$ 7,829	$ 64,379
Rodney Bond	$ 50,000	$ 11,550	$ 7,829	$ 69,379
James E. J. deVenny III	$ 48,750	$ 11,550	$ 7,829	$ 68,129
Robert S. Greenberg	$ 50,000	$ 11,550	$ 7,829	$ 69,379
Jan Lindelow	$ 30,000	$ 11,550	$ 7,829	$ 49,379
Benjamin Scott	$ 70,000	$ 11,550	$ 7,829	$ 89,379
Stephen Clearman	$ 17,500	$ 23,400	$ 15,861	$ 56,761
Total - all directors	$ 311,250	$ 92,700	$ 62,832	$ 466,782

[1] Represents the amount of the fair value of the option award on the date that such option award was granted to our directors during 2012. Refer to the section titled "Stock-Based Compensation Expense" under Note 1, "Summary of Significant Accounting Policies," in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K filed on March 4, 2013 for the relevant assumptions used to determine the valuation of our stock option awards.

The following table shows the aggregate number of option awards outstanding for each of our directors as of December 31, 2012 as well as the number of shares underlying option awards during 2012 and the grant date fair value of option grants made to directors during 2012:

	Aggregate number of options outstanding at December 31, 2012	Option awards made during 2012	Grant date fair value of option awards made during 2012
J. Douglas Milner	Included in executive compensation table		
Ake Almgren	33,000	3,000	$ 7,829
Rodney S. Bond	36,000	3,000	$ 7,829
James E. J. deVenny III	24,000	3,000	$ 7,829
Robert S. Greenberg	21,000	3,000	$ 7,829
Jan H. Lindelow	27,000	3,000	$ 7,829
Benjamin L. Scott	33,000	3,000	$ 7,829
Stephen Clearman	6,000	6,000	$ 15,861
Total - all directors	180,000	24,000	$ 62,832

Overview of Director Compensation and Procedures

We use a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on the Board. In setting director compensation, we consider the amount of time that directors expend in fulfilling their duties to us as well as the skill level required to serve as a member of the Board.

In 2012, our non-employee directors received the following annual fees for their service as a director:

Service	Annual Fee
Director fee	$ 30,000
Chairman of the Board fee	$ 20,000
Audit Committee participation fee	$ 10,000
Audit Committee chairperson (in addition to fee for serving on the Audit Committee)	$ 10,000
Compensation Committee participation fee	$ 5,000
Compensation Committee chairperson (in addition to fee for serving on the Compensation Committee)	$ 10,000
Nominating & Corporate Governance Committee participation fee	$ 5,000
Nominating & Corporate Governance Committee chairperson (in addition to fee for serving on the Nominating & Corporate Governance Committee)	$ 5,000
Strategy Committee participation fee	$ 5,000
Strategy Committee chairperson (in addition to fee for serving on the Strategy Committee)	$ 5,000

All of the above fees are paid to directors on a quarterly basis in arrears. When the Board appoints a special committee, additional compensation may be paid to those directors who serve on the special committees. Special committee members will typically be paid a $2,500 annual participation fee and an additional $2,500 fee will be paid to the Chairperson of any such special committee.

On the date of our 2012 Annual Meeting of Stockholders, each non-employee director who continued to serve as a non-employee director was automatically granted an option to purchase 3,000 shares of common stock and RSUs for 3,000 shares of common stock provided such individual had served on the Board for at least six months as of the date of the meeting. Under this program, on May 17, 2012, each of Messrs. Almgren, Bond, deVenny, Greenberg, Lindelow, and Scott received an option to purchase 3,000 shares of common stock with an exercise price of $3.85 per share, the closing sale price of our common stock on The Nasdaq Global Market on the date of our 2012 Annual Meeting, and they each received 3,000 RSUs on the same date.

In 2012, new non-employee directors were awarded an option to purchase 6,000 shares of common stock and 6,000 RSUs under our 2010 Plan upon joining the Board. Options granted to new directors have an exercise price per share equal to the fair market value per share of the underlying shares of common stock at the date of grant and such options and RSUs vest in equal annual installments over three years. Under this policy, Mr. Clearman received 6,000 options to purchase common stock, as well as 6,000 RSUs on the date he joined our board of directors in June 2012. Also, under this policy, Mr. Kelly received 6,000 options to purchase common stock, as well as 6,000 RSUs when he joined our board of directors in January 2013. In connection with the revised non-employee director compensation policy (described below), Mr. Kelly was also granted an option to purchase 8,000 shares of common stock on February 22, 2013.

Directors who are also our employees do not receive cash or equity compensation for service on the Board in addition to their compensation payable for their service as our employees. Upon commencement of his service as our interim President and Chief Executive Officer, Mr. Lindelow ceased to earn director compensation until such time as his service as an employee ended.

In early 2013, the Compensation Committee completed a review of our non-employee director compensation policies and procedures, with assistance from Radford to provide benchmarking data on comparable companies. As a result of such review, the Compensation Committee recommended, and the Board subsequently approved on February 13, 2013, changes to the cash and equity compensation for the non-employee members of our Board. The annual retainer and Board chairperson retainer remained unchanged at $30,000 and $20,000, respectively. The fees for serving on Board committees were reduced from $10,000 to $4,000 for the Audit Committee, from $5,000 to $4,000 for the Compensation Committee and from $5,000 to $2,000 for the Nominating and Corporate Governance Committee. The additional fees for serving as a Board committee chair were reduced from $10,000 to $8,000 for the Audit Committee, from $10,000 to $6,000 for the Compensation Committee and from $5,000 to $1,000 for the Nominating and Corporate Governance Committee. The equity compensation issued when a non-employee director first joins the Board was increased from 6,000 option shares and 6,000 RSUs to 20,000 option shares. The equity compensation issued on an annual basis to a non-employee director was increased from 3,000 option shares and 3,000 RSUs to 15,000 option shares.

Indemnification Agreements

Our certificate of incorporation limits the liability of our directors to us and our stockholders for breaches of the directors' fiduciary duties to the fullest extent permitted by Delaware law. In addition, our certificate of incorporation and bylaws provide for mandatory indemnification of directors and officers to the fullest extent permitted by Delaware law. We also maintain directors' and officers' liability insurance and have entered into indemnification agreements with all of our directors and our executive officers.

Certain Relationships

In accordance with our Audit Committee charter, our Audit Committee is responsible for reviewing and approving the terms and conditions of all related party transactions. This would encompass all transactions with directors, immediate family members of our directors and executive officers, or any entities that such persons may have ownership or employment relationships with. A report is made annually to our Audit Committee disclosing all related parties that are employed by us or any related party transactions or relationships that occurred during the year, if any. There were no reportable related party transactions or relationships during 2012.

PROPOSAL TWO: NON-BINDING ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

Pursuant to Section 14A of the Exchange Act, we are providing our stockholders with the opportunity to cast an advisory vote to approve the compensation of our Named Executive Officers, as disclosed in the Compensation Discussion and Analysis section and accompanying tables beginning on page 14 of this Proxy Statement. We believe that it is appropriate to seek the views of our stockholders on the design and effectiveness of our executive compensation program.

Our goal for our executive compensation program is to attract and retain exceptional individuals as executive officers who will provide leadership for our success in dynamic, competitive markets. We seek to accomplish this goal in a way that is aligned with the long-term interests of our stockholders and suitably rewards our executives based on performance. We believe that our executive compensation program achieves this goal with its emphasis on long-term equity awards and performance-based compensation, which has to date, enabled us to sufficiently motivate and reward our Named Executive Officers.

We delivered year-over-year growth in direct sales on an annual basis since 2005. We have also made major improvements in reducing our operating losses and cash used in operations, and achieved quarterly profitability for the business. In 2012, we continued to achieve revenue growth, but did not accomplish our goals with respect to profitability. For a more detailed description of our financial results for fiscal year 2012, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

In 2012, due to the lack of progress on profitability and failure to achieve planned operating results, there was a 70% reduction in the level of performance-based compensation paid to our Named Executive Officers. This equated to a 27% reduction in total cash compensation for these individuals, reflecting our pay-for-performance philosophy of rewarding our executives for achievement of operating results. We believe that our executive compensation program has played an essential role in our success by aligning the long-term interests of our Named Executive Officers with the long-term interests of our stockholders.

Accordingly, the following resolution will be submitted to our stockholders for approval at the Annual Meeting:

"RESOLVED, that the compensation paid to our Named Executive Officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion contained in this proxy statement, is hereby approved."

We encourage our stockholders to approve the compensation of our Named Executive Officers as disclosed above in the Compensation Discussion and Analysis, the compensation tables and the related narrative discussion.

As an advisory vote, this proposal is not binding upon us. However, the Compensation Committee, which is responsible for designing and administering our executive compensation program, values the opinions expressed by stockholders in their vote on this proposal, and to the extent that a significant percentage of votes are cast against the compensation of our Named Executive Officers, the Compensation Committee will determine whether any actions are necessary to address the concerns reflected in such votes.

This proposal will be approved upon the affirmative vote of the holders of a majority of the Votes Cast on the proposal at the Annual Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE *"FOR"* THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THE COMPENSATION DISCUSSION AND ANALYSIS, AND THE ACCOMPANYING COMPENSATION TABLES AND NARRATIVE DISCUSSION CONTAINED IN THIS PROXY STATEMENT.

PROPOSAL THREE: RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

In January 2012, the Audit Committee appointed Grant Thornton LLP as our independent registered public accounting firm for the fiscal year ended December 31, 2012. The Audit Committee is asking the stockholders to ratify this appointment. Grant Thornton LLP has served in this capacity since their appointment in 2010.

In the event the stockholders fail to ratify the appointment, our Audit Committee will reconsider its selection. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the Audit Committee believes that such a change would be in the best interests of Active Power and our stockholders.

A representative of Grant Thornton LLP is expected to be present at the Annual Meeting, where he or she will have the opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions.

Fees incurred by Grant Thornton LLP

The following table presents fees for professional services rendered by Grant Thornton LLP and billed to us for the audit of our annual financial statements and review of our interim quarterly financial statements for the years ended December 31, 2012 and 2011, respectively, and fees for other services billed by Grant Thornton LLP during those periods

Fees	2012	2011
Audit fees	$ 302,449	$ 230,000
Audit-related fees	-	10,500
Tax fees	11,000	-
All other fees	-	-
Total	$ 313,449	$ 240,500

Audit Fees. Annual audit fees relate to services rendered in connection with the audit of the annual financial statements included in our Form 10-K, the quarterly reviews of financial statements included in our Forms 10-Q, Form S-8 and Form S-3 consent procedures and audit and testing of our internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

Audit-Related Fees. Audit-related services include fees for consultations concerning financial accounting and reporting matters and responding to SEC comments. Audit-related fees are disclosed as those audit-related fees paid during the specified fiscal year. Audit-related fees for 2011 represent services rendered by Ernst & Young LLP, our former independent registered accounting firm, for transition related services regarding our engagement of Grant Thornton LLP.

Tax Fees. We used Grant Thornton LLP for tax-related activities in foreign jurisdictions in 2012.

All Other Fees. All other fees include amounts billed by Grant Thornton LLP in connection with consultation on accounting matters addressed during the audit or interim reviews.

Pre-Approval Policies

The Audit Committee pre-approves all audit and non-audit services provided by our independent auditors prior to the engagement of the independent auditors with respect to such services, including those set forth in the table above. The Chairman of the Audit Committee has the authority to approve any additional audit services and permissible non-audit services, provided the Chairman informs the Audit Committee of such approval at its next regularly scheduled meeting. Our independent registered public accounting firm and management are required to report to the Audit Committee periodically regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date.

Required Vote and Recommendation of the Board

The affirmative vote of the holders of a majority of the Votes Cast on the proposal at the Annual Meeting is required to ratify the appointment of Grant Thornton LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2013.

The Board believes that the ratification of Grant Thornton LLP as our independent registered public accounting firm is in the best interests of Active Power and its stockholders for the reasons stated above.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "*FOR*" THE RATIFICATION OF GRANT THORNTON LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2013.

OTHER MATTERS

We know of no other matters that will be presented for consideration at the Annual Meeting. If any other matters properly come before the Annual Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as our Board may recommend. Discretionary authority with respect to such other matters is granted by the execution of the enclosed proxy.

OWNERSHIP OF SECURITIES

The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock as of April 12, 2013 (unless otherwise indicated), by:

- each person known by us to be a beneficial owner of five percent (5%) or more of our common stock;
- each current director, including each director who is a nominee for election as a director;
- each Named Executive Officer; and
- all current directors and executive officers as a group.

Our common stock is the only class of voting securities outstanding. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to the securities. Except as indicated in the notes following the table, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The percentage of beneficial ownership is based on 19,259,846 shares of common stock outstanding as of April 12, 2013. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of our common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days following April 12, 2013 are deemed outstanding. However, these shares are not deemed outstanding for the purpose of computing the percentage ownership of any other person or entity.

Beneficial Owner	Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Executive Officers and Directors:		
J. Douglas Milner	74,500	*
John K. Penver	13,284	*
Martin T. Olsen	94,619	*
Lisa M. Brown	120,028	*
Jason P. Rubin	111,109	*
Ake Almgren	84,300	*
Rodney S. Bond	51,614	*
Steven R. Fife	-	*
James E. J. deVenny III	74,000	*
Robert S. Greenberg	40,600	*
Jan H. Lindelow	126,400	*
Benjamin L. Scott	57,000	*
T. Patrick Kelly	-	*
Stephen J. Clearman	3,530,597	18.33%
All current directors and executive officers as a group (14 persons)	4,355,397	22.61%
Other 5% stockholders:		
Kinderhook Partners, LP	3,526,597	18.31%
Ardsley Advisory Partners	1,493,187	7.75%
Joshua Ruch	1,286,429	6.68%

* Less than one percent of the outstanding common stock

Notes Regarding Beneficial Ownership Table:

- The address for all officers and directors is c/o Active Power, Inc., 2128 W. Braker Lane, BK 12, Austin, Texas 78758.

- ***J. Douglas Milner.*** Includes 12,000 shares of outstanding common stock, 46,875 shares of common stock issuable upon exercise of options within 60 days of April 12, 2013, and 15,625 shares of common stock deliverable upon the vesting of RSUs within 60 days of April 12, 2013.

- ***John K. Penver.*** Includes 13,284 shares of outstanding common stock, as of the last date of record by the Company.

- ***Steven R. Fife.*** Does not own any shares of outstanding common stock as of April 12, 2013 or shares of common stock subject to options that are currently exercisable or will become exercisable within 60 days following April 12, 2013.

- ***Martin T. Olsen.*** Includes 1,400 shares of outstanding common stock, 86,166 shares of common stock issuable upon exercise of options within 60 days of April 12, 2013, and 3,397 shares of common stock deliverable upon the vesting of RSUs within 60 days of April 12, 2013.

- ***Lisa M. Brown.*** Includes 3,283 shares of outstanding common stock, 113,999 shares of common stock issuable upon exercise of options within 60 days of April 12, 2013, and 2,746 shares of common stock deliverable upon the vesting of RSUs within 60 days of April 12, 2013, including shares subject to accelerated vesting upon Ms. Brown's termination on April 11, 2013.

- ***Jason P. Rubin.*** Includes 1,634 shares of outstanding common stock, 106,563 shares of common stock issuable upon exercise of options within 60 days of April 12, 2013, and 2,912 shares of common stock deliverable upon the vesting of RSUs within 60 days of April 12, 2013.

- ***Ake Almgren.*** Includes 48,300 shares of outstanding common stock, 33,000 shares of common stock issuable upon exercise of options within 60 days of April 12, 2013, and 3,000 shares of common stock deliverable upon the vesting of RSUs within 60 days of April 12, 2013.

- ***Rodney S. Bond.*** Includes 15,614 shares of outstanding common stock, 33,000 shares of common stock issuable upon exercise of options within 60 days of April 12, 2013, and 3,000 shares of common stock deliverable upon the vesting of RSUs within 60 days of April 12, 2013.

- ***Stephen J. Clearman.*** Consists of 3,526,597 shares of common stock held of record by Kinderhook Partners, LP, 2,000 shares of common stock issuable upon exercise of options within 60 days of April 12, 2013, and 2,000 shares of common stock deliverable upon the vesting of RSUs within 60 days of April 12, 2013.

- ***James E. J. deVenny III.*** Includes 47,000 shares of outstanding common stock, 24,000 shares of common stock issuable upon exercise of options within 60 days of April 12, 2013, and 3,000 shares of common stock deliverable upon the vesting of RSUs within 60 days of April 12, 2013.

- ***Robert S. Greenberg.*** Includes 16,600 shares of outstanding common stock, 21,000 shares of common stock issuable upon exercise of options within 60 days of April 12, 2013, and 3,000 shares of common stock deliverable upon the vesting of RSUs within 60 days of April 12, 2013.

- ***T. Patrick Kelly.*** Does not own any shares of outstanding common stock as of April 12, 2013 or shares of common stock subject to options that are currently exercisable or will become exercisable within 60 days following April 12, 2013.

- ***Jan H. Lindelow.*** Includes 96,000 shares of outstanding common stock, 27,200 shares of common stock issuable upon exercise of options within 60 days of April 12, 2013, and 3,200 shares of common stock deliverable upon the vesting of RSUs within 60 days of April 12, 2013.

- ***Benjamin L. Scott.*** Includes 21,000 shares of outstanding common stock, 33,000 shares of common stock issuable upon exercise of options within 60 days of April 12, 2013, and 3,000 shares of common stock deliverable upon the vesting of RSUs within 60 days of April 12, 2013.

- ***All current directors and executive officers as a group.*** Includes 3,788,845 shares of outstanding common stock, 522,621 shares of common stock issuable upon exercise of options within 60 days after April 12, 2013, and 43,931 shares of common stock deliverable upon the vesting of RSUs within 60 days of April 12, 2013.

- ***Kinderhook Partners, LP.*** Based on a Schedule 13D/A dated February 6, 2013, as filed with the Securities and Exchange Commission, and other information available to us, reported that it had shared voting power and shared dispositive power over 3,526,597 shares of common stock as of February 6, 2013 and that its address was 2 Executive Drive, Suite 585, Fort Lee, NJ 07024. Mr. Clearman is the chief principal at Kinderhook Partners, LP and therefore his shares shown also include these shares in his total.

- ***Ardsley Advisory Partners.*** Based on a Schedule 13G/A dated February 13, 2013, as filed with the Securities and Exchange Commission and other information available to us, reported that it had sole voting power and shared dispositive power over 1,493,187 shares of common stock as of February 13, 2013 and that its address is 262 Harbor Drive, Stamford, Connecticut 06902.

- ***Joshua Ruch.*** Pursuant to a Schedule 13G/A dated February 5, 2013, as filed with the Securities and Exchange Commission, Joshua Ruch reported that he had beneficial ownership over 1,286,429 shares of common stock as of December 31, 2012. 909,024 of the shares indicated as owned by Mr. Ruch are held in the name of investment vehicles over which Pinnacle Management Partners L.P., a limited partnership, has sole voting and investment control. When such number of shares is taken together with Shares held by Mr. Ruch, and certain other family or foundation vehicles over which he exercises sole investment and voting control, Mr. Ruch may be deemed to own beneficially an aggregate of 1,286,429 shares.

CERTAIN TRANSACTIONS

Employment agreements. For information regarding the employment agreements we have with our Named Executive Officers, please see the "Employment Agreements with Officers" section of our Compensation Discussion and Analysis, above.

Stock options granted to executive officers and directors. For more information regarding the grant of stock options to executive officers and directors in 2012, please see the table "Grants of Plan-Based Awards" and the footnotes thereto included in the Executive Compensation section of our Compensation Discussion and Analysis, above.

Termination of employment and change in control arrangements. For information regarding the employment agreements we have with our Named Executive Officers, please see the "Employment Agreements with Officers" section of our Compensation Discussion and Analysis, above.

Indemnification and insurance. Our bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. We have entered into indemnification agreements with all of our directors and executive officers and have purchased directors' and officers' liability insurance. In addition, our certificate of incorporation limits the personal liability of our Board members for breaches of their fiduciary duties.

No loans to officers or directors. We currently have no outstanding loans to any officers or directors. Furthermore, our Board has resolved that we shall not offer or provide any loans to any officer or director of Active Power.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information about our common stock that, as of December 31, 2012, may be issued upon the exercise of options and rights under the following existing equity compensation plans (which are all of our equity compensation plans as of December 31, 2012):

	A	B	C
Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column A)
Equity Compensation Plans Approved by Stockholders	1,882,584	$ 6.67	1,854,727
Equity Compensation Plans Not Approved by Stockholders	—	—	—
Total..	1,882,584	$ 6.67	1,854,727

NO INCORPORATION BY REFERENCE OF CERTAIN PORTIONS OF THIS PROXY STATEMENT

Notwithstanding anything to the contrary set forth in any of our previous filings made under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings made by us under those statutes, neither the preceding Audit Committee Report nor the Compensation Committee Report is to be incorporated by reference into any such prior filings, nor shall such reports be incorporated by reference into any future filings made by us under those statutes.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act requires Active Power's directors, executive officers, and 10% stockholders to file forms with the SEC to report their ownership of Active Power shares and any changes in ownership. Anyone required to file forms with the SEC must also send copies of the forms to Active Power. We have reviewed all such forms provided to us and based solely on that review, Active Power believes that, during the fiscal year ended December 31, 2012, all Section 16(a) filing requirements applicable to its officers, directors and 10% stockholders have been satisfied, except that, due to clerical error, Uwe Schrader-Hausmann, Jason Peter Rubin, Martin T. Olsen and Lisa M. Brown each inadvertently failed to make three Form 4 filings, John K. Penver inadvertently failed to make two Form 4 filings, and Jan H. Lindelow inadvertently failed to make one Form 4 filing. Each such failure to file was in connection with the vesting and net settlement of previously reported grants of RSUs. On February 14, 2013, Form 5 filings were made reporting these transactions.

ANNUAL REPORT

A copy of our Annual Report to Stockholders for 2012 has been mailed concurrently with this proxy statement to all stockholders entitled to notice of and to vote at the Annual Meeting. The Annual Report is not incorporated into this proxy statement and is not considered proxy solicitation material.

ANNUAL REPORT ON FORM 10-K

We filed an Annual Report on Form 10-K with the Securities and Exchange Commission on March 4, 2013. Stockholders may obtain a copy of this report, without charge, by writing to the attention of Investor Relations, at our principal executive offices, located at 2128 W. Braker Lane, BK 12, Austin, Texas 78758.

THE BOARD OF DIRECTORS OF ACTIVE POWER, INC.

Dated: April 30, 2013

Board of Directors

Ake Almgren, Chairman
Rodney S. Bond
Stephen J. Clearman
James E. deVenny III
Robert S. Greenberg
T. Patrick Kelly*
Jan H. Lindelow
J. Douglas Milner
Benjamin L. Scott

*board member effective Jan. 25, 2013

Officers and Key Management

J. Douglas Milner
President and Chief Executive Officer

Steven R. Fife
Vice President, Finance, Chief Financial Officer, and Secretary

Uwe Schrader-Hausmann
Chief Technical Officer

Lisa M. Brown
Vice President, Marketing and Sales Operations

Noel Foley
Vice President, Engineering

Martin T. Olsen
Vice President, Global Sales

Jason P. Rubin
Vice President, Manufacturing

Stock Listing

Active Power is listed on The Nasdaq Capital Market under the symbol ACPW.

Investor Relations

Active Power invites stockholders, security analysts, portfolio managers, and other interested parties to contact:

Steven R. Fife
Chief Financial Officer
+1.512.744.9201
sfife@activepower.com

To obtain a free copy of Active Power's annual report on Form 10-K, quarterly reports on Form 10-Q, earnings releases, to access SEC filings, or to listen to past earnings calls, please visit www.activepower.com.

Transfer Agent

Communications concerning stock transfer requirements and change of address should be sent to our transfer agent:

American Stock Transfer & Trust Company
59 Maiden Lane Plaza Level
New York, NY 10038
+1.800.937.5449

Independent Auditors

Grant Thornton LLP
Dallas, Tx

Attorneys

Wilson Sonsini Goodrich & Rosati, PC
Austin, Tx





DELIVERING UNMATCHED POWER DENSITY, RELIABILITY AND TOTAL COST OF OWNERSHIP

Active Power Inc.
2128 West Braker Ln, BK 12
Austin, TX 78758
www.activepower.com

© 2013 Active Power Inc. All rights reserved